
02034562

82- SUBMISSIONS FACING SHE[illegible]

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3672 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/6/02

82-3672

AR/S
12-31-01


The Equatorial


City Developments Limited annual report 2001

tents

Creating Value


from Experience

City Developments Limited (CDL) has been in the forefront of Singapore's property industry with close to 40 years of experience. Today, CDL is an established international property and hotel conglomerate. As a leading residential developer, CDL has built over 15,000 fine homes since its inception in 1963. It is also one of Singapore's biggest commercial landlords with more than 30 prime commercial buildings. With a portfolio of 101 hotels, the CDL Group is a leading global hotel owner and operator. Operating in 18 countries, CDL has 8 companies listed on stock exchanges in Singapore, London, Amsterdam, Hong Kong, Auckland and Manila. CDL is committed to offering greater value for its investors and shareholders.

Five-Year Financial Summary

S$million	2001	2000 (restated)	2000	1999	1998	1997
Share Capital	401	401	401	401	401	397
Reserves	3,568	3,509	3,470	3,057	2,727	2,623
Share Capital and Reserves	3,969	3,910	3,871	3,458	3,128	3,020
Minority Interests	1,612	1,594	1,598	2,137	1,545	1,515
Total Liabilities	6,359	6,127	6,090	5,522	4,510	4,742
	11,940	11,631	11,559	11,117	9,183	9,277
Fixed Assets	7,701	7,492	7,492	7,345	6,047	5,931
Development Properties	2,337	2,058	2,058	1,547	1,245	1,697
Current & Other Assets	1,902	2,081	2,009	2,225	1,891	1,649
	11,940	11,631	11,559	11,117	9,183	9,277
Turnover	2,227	2,626	2,626	2,015	2,043	2,470
Profit before taxation (after associated companies and jointly controlled entities)	139	546	578	513	347	717
Profit after taxation and minority interests before extraordinary items	42	287	300	261	124	409
Profit after taxation, extraordinary items and minority interest	42	287	291	383	141	411
Profit after taxation	42	287	291	383	141	411
Dividends	45	45	45	45	45	44
Rate of Dividend	15%	15%	15%	15%	15%	15%
Net Asset Backing Per S$0.50 share	$4.93	$4.86	$4.80	$4.28	$3.87	$3.76
Earnings Per Share before extraordinary items	5 cents	36 cents	38 cents	33 cents	16 cents	52 cents
Earnings Per Share after extraordinary items	5 cents	36 cents	36 cents	48 cents	18 cents	52 cents
Earnings Per Share	5 cents	36 cents	36 cents	48 cents	18 cents	52 cents

Note: Figures for Year 2000 have been restated to conform with new/revised accounting standards which have been implemented in 2001 (refer Note 37 of the Financial Statement for details). Comparative figures for the other years have not been restated.

Financial Highlights

Turnover
S$million

Year	Turnover
2001	2,227
2000	2,626

Turnover by Activity
S$million

Year	Property Development	Hotel Operations	Rental	Others
2001	459	1,494	216	58
2000	612	1,743	206	65

Turnover by Region
S$million

Year	East and South East Asia	North America/Europe	Australia/New Zealand
2001	1,089	987	151
2000	1,246	1,190	190

Profit Before Taxation
S$million

Year	Profit Before Taxation
2001	139
2000 (restated)	546

Profit Before Taxation by Activity
S$million

Year	Property Development	Hotel Operations	Rental	Others
2001	60	78	22	(21)
2000 (restated)	256	253	25	12

Profit Before Taxation by Region
S$million

Year	East and South East Asia	North America/Europe	Australia/New Zealand
2001	108	15	16
2000 (restated)	360	191	(5)

After-Tax Profit
S$million

Year	After-Tax Profit
2001	42
2000 (restated)	287

Proposed Final Dividend
S$million

Year	Proposed Final Dividend
2001	45
2000	45

Net Tangible Assets Per Share
S$

Year	Net Tangible Assets Per Share
2001	4.93
2000 (restated)	4.86

Basic Earnings Per Share
cents

Year	Basic Earnings Per Share
2001	5
2000 (restated)	36

Total Share Capital and Reserves
S$million

Year	Total Share Capital and Reserves
2001	3,969
2000 (restated)	3,910

Gross Assets
S$million

Year	Gross Assets
2001	11,940
2000 (restated)	11,631




Goldenhill Park Condominium



Sunshine Plaza



Parc Palais

January

A freehold 24,222 sq ft bungalow site at No. 9 Buckley Road was purchased for $17.5 million, strengthening CDL's foothold in the Newton area. CDL also owns the adjacent property at No. 11 Buckley Road (Buckley Mansion), as well as three adjoining sites, Seedevi, Ixora Court and Newton Point.

February

A 155,959 sq ft Executive Condominium site in Ang Mo Kio Avenue 6 was acquired for $70 million. The 99-year development is surrounded by schools, parks, markets, sports facilities, a hospital and the Yio Chu Kang MRT station.

Millennium & Copthorne Hotels plc (M&C) increased its stake in The Plaza Hotel, New York, to 50%.

M&C was ranked Asia's largest hotel group with over 30,000 rooms worldwide by Travel Business Analyst.

City Building Management, CDL's wholly-owned subsidiary in facilities management, is Singapore's first company to receive the revised ISO 9001:2000 standards certification by SGS International Certification Services.

March

Almost 50% of Goldenhill Park Condominium units were snapped up during the first weekend of its launch. This property is built on prime freehold land at Mei Hwan Drive, off Ang Mo Kio Avenue 1.

Sunshine Plaza, a mixed residential, office and retail development at Bencoolen Street, received its Temporary Occupation Permit (T.O.P.).

May

M&C and Maritim Hotels entered into an agreement to form a global strategic marketing alliance. The alliance now has a combined portfolio of 128 hotels with close to 35,000 rooms in Europe, USA and Asia.

Seoul City Tower, a prime office building in the CBD of Chung-gu in Seoul, opened for lease. The 23-storey office building offers about 465,000 sq ft of gross rentable space.

A 65,080 sq ft freehold site at Robertson Quay was acquired for $78 million. CDL holds an 80% stake in this joint venture with Singapore Warehouse Co Private Ltd, which holds the remaining 20%. The site has a gross plot ratio of 2.8.

King's Centre/Grand Copthorne Waterfront and Parc Palais bagged the Building and Construction Authority (BCA) Construction Excellence Award in the Commercial Building and Residential Building categories. Trellis Towers clinched the BCA Best Buildable Design Award, and the bungalows at Nassim Road and Ridout Road received the BCA Construction Excellence Award (Merit).




MyeongDong Central




Grand Hyatt Taipei



Copthorne Tara Hotel

June

CDL opened its CDL Customer Centre, the first integrated customer and call centre in the Singapore property industry, at its headquarters in City House.

MyeongDong Central, CDL's second prime office building in Seoul, opened for lease. Equipped with Intelligent Building System features, the 16-storey development has 157,000 sq ft of gross rentable area.

The first-ever Singapore Real Estate Charity Bowl raised over $300,000 for cancer patients.

Grand Hyatt Taipei was again voted the Business Travellers' Favourite Hotel in Taipei in the "Top Hotels, City by City" poll among readers of the business and financial magazine, Euromoney.

July

218 units of Changi Rise Condominium, a resort-style residential project in the East, were released for sale. 81 units were snapped up during the first weekend of its launch.

179 fully-tenanted apartment units at Burlington Square were released for sale. This mixed residential and office development at Bencoolen Street/Albert Street is owned by Claymore Properties Pte Ltd, a joint venture company of CDL/Hong Realty and Wing Tai Holdings.

CDL clinched the URA Architectural Heritage Award for its exceptional restoration of No. 24 Nassim Road, a 2-storey Victorian-style bungalow located in the White House Park/Nassim Road Conservation Area.

October

A 99-year leasehold Executive Condominium site at Pasir Ris Drive 4 was successfully tendered for $50.8 million. The 150,503 sq ft site is located near the Pasir Ris MRT station and White Sands Shopping Centre.

November

The much-anticipated 297-unit Nuovo Executive Condominium in Ang Mo Kio was fully sold within a week of its launch.

December

The Equatorial, CDL's pioneering i-Home, the 360-unit Faber Crest and Summerhill, a 496-unit condominium at Hume Avenue, obtained T.O.P.

The Copthorne Tara Hotel London Kensington was conferred the EASE award for best hotel in providing Ease of Access, Service and Employment.

CDL ranked among the Top 10 leading companies in Singapore in the Far Eastern Economic Review's REVIEW 200 Survey.

Chairman's Statement

On behalf of the Board of Directors, I am pleased to present the results of the City Developments Limited Group ("the Group") for the financial year ended 31 December 2001.

[illegible]

The Group achieved turnover of $2.2 billion for the year ended 31 December 2001 (2000: $2.6 billion) and recorded a pre-tax profit of $138.9 million (restated 2000: $546.2 million). After-tax profit attributable to shareholders was $41.6 million (restated 2000: $286.7 million). The decrease in profit is largely due to lower contributions from the property and hotel operations and lower share of profits from associated companies. The reasons for lower contribution from property operations are fewer projects completed and sold in the year and provisions made for development and investment properties amounting to $101 million. These provisions were necessary in the light of the weak economy compounded by excessive price cuts by a number of developers. Profits from hotel operations have also declined significantly as a result of the global economic slowdown and 9/11.



[illegible]

Unlike all the other listed Singapore property companies that do not depreciate their investment properties, the Group continues to adopt a conservative accounting policy of depreciating these properties. This resulted in a total depreciation charge of $200.7 million (2000: $190 million) for the year.



● M Hotel Singapore: Rebranded to cater to the needs of today's discerning business traveller

Chairman's Statement



Healthy take-up for Goldenhill Park Condominium



Changi Rise Condominium

Property 2001 was a challenging year with the Singapore economy in severe recession when we launched three new projects. The first was Goldenhill Park Condominium in March 2001, which received a healthy take-up rate at a time when the market had started to show signs of activity. However, when some developers slashed prices, our subsequent sales were affected.

Our second project launch, in July, was Changi Rise Condominium. It received an even healthier response until the aftermath of 9/11 when some developers drastically cut prices a second time.

On both occasions, we did not engage in a price war. Our decision was taken to protect value for our early purchasers without succumbing to extreme price adjustments. This practice creates goodwill with our buyers and at the same time will not unnecessarily destroy shareholder value. It was a strategy which proved prescient. Goldenhill was relaunched in January 2002 without any price reduction while Changi Rise was relaunched a month later at even higher rates than its initial launch. The healthy reception to these relaunches confirmed that we were correct in our strategy to remain calm and not over-react. This was reinforced when our third launch, Nuovo Executive Condominium, was sold out within a week in November. This project turned sentiment around dramatically and helped kick-start buying interest.

Although the Group successfully launched the three new projects, virtually all contributions from these projects will be recognised from 2002 and beyond. No provisions were required for these three projects.

The year under review was also very trying for the commercial sector. Rental rates in Singapore fell by an average of 16-17%. As the recession led to a number of companies either closing down, downsizing operations, or sub-letting their offices, some landlords scrambled to fill up vacancies with a rate war. However, these were mitigated by the limited supply of new office space coming onstream. As a result, occupancy rates declined a mere 0.9%. Notwithstanding these difficult conditions, the Group achieved a 5% increase in rental income.

The retail sector was relatively stable with the Group's suburban mall recording healthy occupancy and rental rates.

The Group invested in two projects in Seoul, South Korea, amounting to US$70 million. The first was a 50% stake in the US$100 million Seoul City Tower in Hangang-ro. Completed at the end of 2001, the project is now almost fully leased. The second is a 50% stake in the US$40 million MyeongDong Central in MyeongDong I-ga, which was completed in March 2002. Leasing for the latter project is progressing well.



○ *MyeongDong Central*

Hotels The performance of our hotels reflects the continuance of the weakened market conditions which sharply deteriorated following 9/11 and affected what is traditionally our most profitable period, with the most pronounced effect on our U.S. and London hotels. The Asian operations were less impacted. Australian and New Zealand hotels performed well and reported slightly higher earnings.

The impact of 9/11, together with the higher depreciation charges relating mainly to the refurbishment of the Regal Hotels in the United States to the Millennium standard, resulted in lower contribution from M&C.

There was some concern over the damage sustained to our Millenium Hilton in New York but the structure of the building is certified to be sound. The hotel will remain closed for the foreseeable future. It is fully insured for property damage and loss of business but the quantum of claims has yet to be determined.

Comment on Current Year Prospects

Property While the Singapore economy is improving on the back of the U.S. economic recovery, unemployment remains high due to restructuring and consolidation of operations by companies. Responding to the economic downturn and 9/11, the Government announced a series of measures to stabilise the property market. These include withholding Government land sales, withdrawal of anti-speculation measures for the property market introduced in 1996, and freeing up of the Singapore dollar for the purchase of residential properties and some tax concessions for properties. These measures would have had beneficial effects on the Group's performance but as they were announced in the last quarter of the year, their impact on the year under review was minimal. In addition, the housing loan interest environment is at an all-time low, with banks competing to offer lower mortgage rates.



○ *Millennium Biltmore Hotel Los Angeles*

Chairman's Statement


○ *Goldenhill Villas*

The effects of these measures combined with an anticipated economic recovery in the second half of 2002 should contribute to an improvement in 2002 compared to 2001, particularly for the residential sector. The three residential projects launched by the Group in 2001 should register good profit contribution from 2002. In total, 6,105 units were sold in Singapore in 2001 compared to 4,762 units in 2000. Since the start of 2002, the Group has sold more than 400 units including sales of Phase 2 of Goldenhill Park Condominium and Phase 2 of Changi Rise Condominium. All these sales indicate that the market is on the road to recovery.

The Group continued to replenish its land bank selectively with the strategic purchase of two parcels of land. The first was a freehold site in Robertson Quay for $78 million and the second was a successful tender for a site for an Executive Condominium development in Pasir Ris for $51 million. Both projects are expected to be profitable.

Additional projects to be launched in 2002, which are in the more popular mid-and low-market segments, include:

- Goldenhill Villas (83 freehold landed housing units in Ang Mo Kio Avenue 1)
- Monterey Park Condominium (280 freehold units in West Coast Rise)
- Upper Changi Road Parcel 2 (648 leasehold units in Upper Changi Road East)
- Pasir Ris Executive Condominium (274 leasehold units in Pasir Ris Drive 4)
- Robertson Quay (201 freehold residential apartments and 13 shops/restaurants off Mohamed Sultan Road)

Critical to the pace of market recovery are how industry players bid for the land parcels in the Reserve List, the prevailing policy on the reserve pricing, and new property-related initiatives to be introduced by the Government in restructuring the Singapore economy. Equally important factors are world political stability and sustained global economic recovery.


○ *Capital and rental values of Central Mall should improve after the completion of the MRT North East line*

The office sector appears to have begun to stabilise in tandem with the economic recovery and in view of the limited new supply in the next three years. The completion of the MRT North East line at the end of 2002 is expected to improve rental yields and capital values for retail outlets in Chinatown Point and in Central Mall.

Seoul City Tower is virtually fully leased and the yield from this investment is approximately 11%. MyeongDong Central, when fully completed and leased, is expected to yield more than 10% as well.

Hotels Having undertaken significant rationalisation measures following 9/11, and having completed the bulk of the conversion of the Regal Hotels in the United States to the Millennium standard, we enter 2002 with a lower cost base. We are confident that the quality of the Group's assets and management experience shall position it to compete effectively both in the current climate and for the future.

Meanwhile we are seeing significantly improved occupancy in New York and some improvement in London, although rates in both markets have yet to recover fully. Likewise, in Asia and Australia/New Zealand, we have already seen signs of recovery.

As 2002 unfolds with political uncertainty in certain countries, it remains difficult to predict the pace of economic recovery. However, we are encouraged by the start to the year and we are confident that the Group's performance in the hotel sector in 2002 will be ahead of 2001.

We maintain our positive view of the global hotels market as a sector that offers substantial upside and continue to look for further suitable growth opportunities by securing more hotel management contracts from third parties.

City e-Solutions Following the collapse of Internet-related businesses, we conducted a thorough review of this restructured subsidiary in late 2001 to realign our business to the new market conditions. We have scaled back on business development plans except for management and reservations distribution, and will review our strategy going forward.

Barring any unforeseen circumstances, the Group is expected to perform much better in 2002.

On behalf of the Board, I would like to thank our shareholders, customers, tenants and all our business associates for their continuing support. I would also like to express our sincere appreciation to the Management and staff for their hard work and dedication throughout this very difficult year.

KWEK LENG BENG
Executive Chairman
27 March 2002

董事主席报告

本人谨代表董事部欣然呈报城市发展有限公司集团截至2001年12月31日的业绩报告。

本公司及其主要子公司的营业回顾

截至2001年12月31日、本集团是年的营业额共取得22亿元(2000年为26亿元)、而税前盈利为1亿3,890万元(2000年为5亿4,620万元)。可发予股东的税后盈利为4,160万元(2000年为2亿8,670万元)。盈利的减少大半是由于来自产业与旅店业营运的较少贡献以及联营公司的较少盈利分享所致。至于来自产业营运较少贡献的原因、则是因为较少工程于是年完成与出售以及对销售与租赁产业所拨存的1亿100万元储备金。这些在疲弱的经济加上一些发展商的过度削价情况下的拨存是有必要的。由于环球经济衰退以及九一一事件的影响、来自旅店业的营业利润亦显著地减少。

有异于所有其他新加坡挂牌产业公司不将其租赁产业加以折旧的政策、本集团继续采取将所有此类产业加以折旧的保守会计政策。因此导致是年的总折旧帐项为2亿70万元(2000年为1亿9,000万元)。

产业　2001年是一挑战年、当我们在新加坡经济处于严重的消退时发售三项新工程。首先为在2001年3月发售的金岭园、它在市场开始展现活跃的迹象时获得健全的购买率。可是当一些发展商削价求售时、我们随后的销售成绩就受到影响。我们的第二项于七月发售的工程为樟宜苑。它原取得更为健全的反应直到一些发展商于九一一余波后再次激烈地削价时为止。

在这两种情况下、我们皆无参与削价战。我们的决策乃欲保护我们较早进场的购屋者的投资价值而不屑屈服于极度的价格调整。此作法既与我们的购屋者建立亲善关系、又因此避免不必要地破坏股东们的利益。此证明是一项有先见之明的策略。金岭园于2002年1月在没有任何减价的情况下再次发售而樟宜苑则以甚至高过初期的价格再次于一个月后重新发售。对此重新发售的健全接受率证明我们保持冷静与不作出过度反应的策略是正确的。此观点在我们的第三发展项目— 绿雅园执行共管公寓于11月的一星期内售罄而再次获得肯定。此工程显著地将市场情绪扭转过来且开展购买兴趣。

虽然本集团成功地发售此三项工程、实际上所有来自此三项工程的收入将从2002年与其后的年度里纳入款项。对此三项工程不需要有所拨存。

在被检讨的年度里、商业产业方面亦受到非常大的考验。在新加坡租金率平均下降16-17%。由于经济衰退、导致一些公司关闭、缩小营业或分租其办公室；一些屋主采取租金战、竞先填补空位。然而、此措施却因市场有限的新办公单位供应而被缓和下来、因此租用率仅下降0.9%、尽管在此艰难的处境下、本集团的租金收益取得5%的增长。

在零售业方面、由于本集团的郊外商业中心取得健全的租用与租金率而相当地稳定。

本集团在南韩汉城投资两项总值7千万美元的工程。第一项为位于汉江路、于1亿美元中拥有50%股权的汉城大厦(Seoul City Tower)。在2001年底完工后、此工程现已几乎全部被租用。第二项为位于明洞区而即将于2002年三月完工、在4000万美元的投资中拥有50%股权的明洞中心(MyeongDong Central)。后项工程的招租活动正在顺利地进展中。

旅店业　我们的旅店业表现反映了疲弱的市场情况在九一一事件后继续尖锐地退化而影响了我们通常最有赚益的时期。这尤其对我们美国与伦敦旅店的影响最为显著。在亚洲的营业则较少受到波及。澳州与纽西兰旅店的表现良好而呈报稍微较高的赚益。

九一一的冲击加上由于装配美国 Regal Hotels 以臻Millennium 等级的较高折旧帐目、导致M & C 的贡献稍低。对纽约Millenium Hilton 所遭受的折损有所挂虑、但其建筑结构被证实是健全的。此旅店在可预见的将来将继续关闭。它持有对产业毁坏以及业务损失的充分保险、但其赔偿数量尚未定夺。

前景展望

产业　虽然新加坡的经济在美国经济复苏之后而有所改进时、失业率却由于公司营业的重组与巩固而继续高涨。回应经济下降以及九一一事件的影响、政府宣布一系列稳定产业市场的措施。这些包括冻结政府地皮出售、撤销实行自1996年的产业市场克制投机买卖措施以及放宽新元购买住宅产业的条例、以及一些对于产业的税务优惠。这些措施应对本集团的业绩给予有利的影响、但因其乃宣布于是年的末季、所以对本检讨年度的冲击是微不足道的。更何况屋业贷款利息市场在各银行竞先提供较低抵押利率下处于空前的低落。

这些措施的效应、加上可预见的2002年下半年的经济复苏、当会促使2002年比2001年有所改善，尤其对于住宅产业方面。本集团于2001年出售的三项住宅产业、应于2002年取得良好的盈利贡献。2001年在新加坡总共售出6,105单位而2000年则有4,762单位。2002年伊始、本集团已售出包括金岭园第二期与樟宜苑第二期的超过400单位。所有这些销售标志着市场正在复苏的道路上。

本集团继续有选择性地补充其土地储存库而有策略的购买两块地皮。第一块为位於罗拔申码头的7,800万元永久地契地段而第二块乃以5,100万元成功标到位于巴西立的执行共管公寓地盘。这两项工程预计将是有利可图的。

另外将於2002年发售而属于较脍炙人口的中下市场阶层的工程包括:

- 金岭别墅(位于宏茂桥一道的83永久地契有地住宅单位)
- 愉林园(位于西海岸的280永久地契共管公寓单位)
- 樟宜路上段第二地盘(位于樟宜路上段东的648租约地契单位)
- 巴西立执行共管公寓(位于巴西立四通道的274租约地契单位)
- 罗拔申码头(位于摩哈默苏丹路邻近的201永久地契住宅公寓与13商店/餐馆)

市场复苏步伐的关键是在于产业参与者如何参加投标保留地段、对最低价格的通行政策以及在重组新加坡的经济下、政府所将推介的有关产业方面的新创意；同样重要的是世界政治的稳定以及持久的环球经济复苏。

办公楼方面显示已经跟随经济的复苏以及由于今后三年内的有限供应而开始稳定下来。当东北地铁线于2002年尾完工后、预计唐城坊与中央广场的零售单位租金收入以及资本价值将有所增进。

汉城大厦已实际上全部租出而其投资收益约有11%。明洞中心预计当全部完工与出租后、亦将可取得超过10%的收益。

旅店业　随着于九一一事件后所采取的合理化措施以及对大部份的美国Regal Hotels 完成装配以臻至Millennium 等级后、我们以较低的成本基础迈人2002年。我们深信以本集团的资产质量与管理经验、将扎实其在当今的形势中以及未来的局面里有效地参与竞争。

于此时、我们正看到纽约的租用率有显著地增进而伦敦则有些进步、虽然其租金率在两市场尚未完全康复。同样地、在亚洲与澳洲/纽西兰、我们已经看到复苏的迹象。

由于2002年于某些国家出现不稳定的局面、现在还是难以预测经济复苏的步伐。无论如何、我们感受一年伊始的鼓舞、因而我们相信本集团2002年于旅店业方面的表现将超过2001年。

我们对环球旅店业市场作为能提供大幅度增长的部份保持乐观的看法、而将继续从第三者取得更多旅店管理合约来寻求更多适当的扩展机会。

城市电子方案　随着网际网络有关商业的崩溃、我们于2001年末对此重组后的子公司进行彻底的检讨、重新把我们的营业归纳入新的市场趋势。除了管理与定位分配网、我们已经缩小营业发展计划、并将不时向前地检讨我们的策略。

除开任何不可预测的情况下、本集团预期2002年将有更优越的表现。

我谨代表董事部对我们的股东、客户、租户以及所有商业伙伴的继续支持致以谢意。我并藉此向管理层以及职员们于此非常艰难年度里的努力工作与奉献表达我们的诚挚谢意。

郭令明
执行董事主席
2002年3月27日


Leadership...

Board of Directors



Kwek Leng Beng, Executive Chairman
A director since 1969, Mr Kwek was appointed Executive Chairman in 1995. He is the Chairman of Millennium & Copthorne Hotels ("M&C Hotels"), Republic Hotels & Resorts, Hong Leong Asia and Target Realty Limited (formerly known as Hong Leong Finance Limited). He is also the Chairman and Managing Director of Hong Leong Singapore Finance (formerly known as Singapore Finance Limited) and City e-Solutions Limited.



Kwek Leng Joo
Managing Director
A director since 1980, Mr Kwek sits on the boards of Hong Leong Singapore Finance (formerly known as Singapore Finance Limited), M&C Hotels, Republic Hotels & Resorts and other companies in the Hong Leong Group. He is also an Executive Director of City e-Solutions Limited. He is currently the President of the Singapore Chinese Chamber of Commerce & Industry.



Tan I Tong
Appointed to the Board in 1973, Mr Tan also sits on the boards of several listed companies, namely, Republic Hotels & Resorts, Hong Leong Asia, Hong Leong Singapore Finance (formerly known as Singapore Finance Limited) and NatSteel.



Chee Keng Soon
The former Auditor General of Singapore, Mr Chee joined the Board in 1995 and was appointed Chairman of its Audit Committee. He is also a director of SembCorp Marine, Chairman of Jurong Engineering and a board member of the Inland Revenue Authority.



Sim Miah Kian
Mr Sim joined the Board in 1969. He also sits on the boards of several listed companies, namely, Hong Leong Singapore Finance (formerly known as Singapore Finance Limited), Republic Hotels & Resorts, Target Realty Limited (formerly known as Hong Leong Finance Limited) and other companies in the Hong Leong Group.



Chow Chiok Hock
Mr Chow joined the Board in 1969. He is also a director of Hong Leong Holdings and other companies in the Hong Leong Group.



Ong Pang Boon
Mr Ong was appointed in 1985. He also sits on the boards of Hong Leong Holdings and Singapura Building Society.



Foo See Juan
A partner of the law firm Foo & Quek, Mr Foo was appointed to the Board in 1986 and is a member of its Audit Committee. He also sits on the boards of various companies in the CDL Group including Republic Hotels & Resorts.



Kwek Leng Peck
Mr Kwek joined the Board in 1987. He also sits on the boards of several public companies, including Hong Leong Holdings, Hong Leong Singapore Finance (formerly known as Singapore Finance Limited), Hong Leong Asia, Target Realty Limited (formerly known as Hong Leong Finance Limited), City e-Solutions Limited, M&C Hotels, China Yuchai International and Tasek Corporation Berhad.



Han Vo-Ta
Mr Vo-Ta was appointed to the Board in 1988 and is a member of its Audit Committee. He is also a director of various companies in the Hong Leong Group.



Tang See Chim
Mr Tang joined the Board in 1995 and was appointed to the Audit Committee. He also sits on the boards of listed companies, namely, Alexandra Holdings, G K Goh Holdings, Hup Seng Huat, Industrial & Commercial Bank, Prima and New Toyo International Holdings Ltd.

Operations Review

Creating Value From Experience


Queues for booking were formed a fortnight before the launch of Nuovo Executive Condominium

With the global economy hit by a severe downturn, 2001 was a tough year. Like all businesses, developers operated in a tough environment. CDL, too, was not spared of these difficulties, and saw its mettle put to the test. With its strong track record, expertise, and unwavering commitment to create value for its shareholders and customers, CDL was able to perform well during the period under review and maintained its stronghold in the Singapore property industry.

Superb Quality CDL won top honours at the Building and Construction Authority Awards 2001, bagging Construction Excellence Awards for King's Centre/Grand Copthorne Waterfront and Parc Palais Condominium. Trellis Towers' aesthetically-pleasing design saw the condominium project securing one of the two Best Buildable Design Awards. CDL's landed developments at Nassim Road and the four bungalows at Ridout Road also chalked up strong performance and clinched the Merit Award. CDL received the URA Architectural Heritage Award for its exceptional restoration of a 2-storey Victorian-style bungalow at No. 24 Nassim Road. These awards reaffirm CDL's role as a market leader renowned for outstanding quality and superior design.

Successful Marketing CDL once again surprised industry observers with the successful launches of its developments. All its three major releases – Goldenhill Park Condominium, Changi Rise Condominium and Nuovo Executive Condominium (EC) – were well received. In particular, the Nuovo EC was an overwhelming success with all 297 units sold within a week of its launch in November 2001. This boosted sentiment in the local property market, resulting in numerous launches and re-launches of projects by industry players.

Coupled with CDL's trademark quality finishes and stylish design, another big draw of Nuovo EC is its location. Only a few minutes walk from the Yio Chu Kang MRT station and Bus Interchange, it is in the proximity of attractive amenities and schools within the popular Ang Mo Kio New Town.


Nuovo Executive Condominium

Nuovo EC is CDL's second executive condominium project, following The Florida, which was successfully launched during the economic crisis of 1998. Its success exemplifies CDL's ability to anticipate fast-changing market trends to develop products and services that appeal to customers, and differentiate the CDL brand from others.



King's Centre/Grand Copthorne Waterfront:
BCA Award for Construction Excellence 2001

Operations Review

Gearing Up for New Challenges



State-of-the-art Call Centre for quick and easy access to sales information

Making the most of the challenging times, CDL embarked on a number of new initiatives to create greater value for its customers and shareholders. These include customer-centric programmes and new IT initiatives for better organisational management.

Stronger Ties with Customers Maintaining leadership in today's competitive market is not just about centering on traditional product-focused strategies but also understanding our customers' concerns. Committed to delivering quality customer service, CDL opened an integrated Customer and Call Centre, a pioneering customer-centric initiative to set new service standards in the property industry. It is based on the Customer Relationship Management (CRM) business model widely used in the financial and service sectors. Located in CDL's operational headquarters and supported by a sophisticated IT system, this convenient one-stop service and information hub is dedicated to offering customers a new level of satisfaction with prompt and efficient service. A CRM team was also formed to ensure that all queries and complaints are handled professionally while maintaining the personal touch in the customer's experience. CDL also organised various programmes, including the T.O.P. Home Fair, as part of the group's continuing efforts to forge strong and lasting relationships with its customers.

Higher Efficiency and Productivity A comprehensive IT system has been introduced to improve operational efficiency and productivity. The applications implemented include Finance, Property Sales, Leasing, Projects System, Service Quality Management, Purchasing, Human Resource, Payroll and the Customer Relationship Management system. Based on the SAP (Systems, Applications and Products in data processing) software, the new system integrates the various functions, providing on-line real time information to facilitate efficient transaction processing and better decision making. The new system also provides a robust IT infrastructure that is able to grow to meet the future needs of CDL.

Finding New Opportunities Abroad



Seoul City Tower's value added features proved appealing among tenants

The Group's strategy to broaden its earnings base has proven successful with its venture into the vibrant office market in Seoul, Korea. Attesting to CDL's strong marketing approach, its prime office building, Seoul City Tower (SCT), which offers some 465,000 square feet of gross rentable office space, shops and eateries, is almost fully leased. SCT, with its modern and IT-friendly design and facilities, caters to the office needs of Korean companies and leading multi-national corporations. Major tenants include Cigna Group Insurance, Prudential Insurance, Korea Train Express, Kukje Fire & Marine Insurance and Presidential Anti-Corruption Commission.

The recently completed 23-storey prime office building is located in the Central Business District of Namdaemunno, Chung-gu. SCT's value is further enhanced by its convenient location – especially its proximity to the five-star Seoul Hilton Hotel which also belongs to the CDL Group, and the underground tunnel which links the building directly to the Seoul Station.

CDL Customer Centre sets new service standards for the property industry



Operations Review


M&C awarded contract to manage Millennium Hotel Abu Dhabi

CDL has also secured new revenue streams via its hotel operations. After attaining a critical mass through acquisitions, substantial refurbishment in the newly acquired hotels and establishing a pool of management talent, the company embarked on a mission to secure management contracts to fast track its growth and enhance its position as a global hospitality player.

Backed by its good reputation in the industry, both as hotel owner and manager, CDL, through its hotel subsidiary, Millennium & Copthorne Hotels (M&C), was contracted to manage the Royal Palm Resort in the Galapagos Islands off Ecuador. Recent long-term contracts awarded to M&C include two five-star properties in Marrakech and Agadir in Morocco, and two other five-star hotels in the United Arab Emirates – Millennium Hotel Abu Dhabi, which opened in March 2002 and Millennium Hotel Sharjah, to be opened in end-2002.

Caring for the Community

As a caring corporate citizen, CDL is committed to creating a better place for all. The company's involvement covers a host of programmes that support community well-being, the arts, education, sports and youth development as well as environmental protection.


Singapore Real Estate Charity Bowl 2001 graced by Minister Mah Bow Tan (third from right) and national bowlers raised over $300,000

CDL expanded the scale of its annual fund-raising bowling tournaments and initiated the Singapore Real Estate Charity Bowl 2001. Co-organised with fellow developer, Far East Organization, it was the first industry-wide fund-raising bowling event involving real estate players and related businesses in Singapore. About 100 corporations took part in this event which raised $200,000 for the Assisi Home & Hospice and Assisi Children's Centre and $100,000 for the Breast Cancer Foundation.

CDL was the major sponsor of the annual National Kidney Foundation Charity Drive for the seventh consecutive year. Its freehold Goldenhill Park Condominium was offered as the top prize for the Telepoll call-in and SMS Donation lucky draw.

Through City Sunshine Club, a staff volunteer programme, CDL commits its people and resources to help the poor and the less privileged in society. The Club organised social and recreational activities for the young and old from various charities, as well as participated in fund-raising carnivals for the disabled.

In recognition of its contribution to the vibrant arts scene in Singapore, CDL was once again conferred the National Arts Council's "Friend of the Arts" award. It was the sponsor and venue host for arts events during the Singapore Arts Festival.


Children from Chen Su Lan Methodist Home at the Moscow Circus

CDL produced its Nature Series-Volume 4 corporate calendar to be a daily reminder to conserve the environment for future generations. CDL also sponsored an international environmental photography competition and hosted an exhibition to further increase awareness of environmental issues.

In support of youth development and education, CDL and the Building and Construction Authority jointly set up two scholarships for tertiary students pursuing construction industry-related degree courses.

CDL spreads the green message "Conserving for Our Future" through its corporate calendar and other initiatives



Property Portfolio Analysis

Landbank



Analysis by Sector
Total: 4.71 million sq ft

7%
7%
7%
79%

Analysis by Tenure
Total: 4.71 million sq ft

11%
(99-year Leasehold & Below - all residential projects)

89%
(FH/999-year Leasehold)

8%
8%
8%
76%

Freehold/999-year Leasehold
Breakdown by Sector
Total: 4.21 million sq ft

Residential
Commercial & Hotel Projects
Industrial
Residential - overseas

Analysis by Development Stage
Total: 4.71 million sq ft



12%
(Under Construction)
88%
(Planning Stage)

8%
8%
8%
76%

Planning Stage
Breakdown by Sector
Total: 4.14 million sq ft

1%
99%

Under Construction
Breakdown by Sector
Total: 0.57 million sq ft

Property Portfolio Analysis

Investment Properties

Analysis by Sector
Total Lettable Area: 4.76 million sq ft


7%
1%
13%
23%
56%

Office
Industrial
Retail
Residential
Others

Analysis by Tenure
Total Lettable Area: 4.76 million sq ft


20%
(99-year Leasehold & Below)
80%
(FH/999-year Leasehold)


9%
1%
8%
24%
58%

Freehold/999-year Leasehold
Breakdown by Sector
Total Lettable Area: 3.79 million sq ft


3%
32%
47%
18%

99-year Leasehold & Below
Breakdown by Sector
Total Lettable Area: 0.97 million sq ft

Commercial Properties	Tenure	Site Area (sq. metres)	Approximate net lettable/ strata area (sq. metres)
Republic Plaza, the flagship of CDL, is a 66-storey state-of-the-art intelligent office tower at Raffles Place, in the heart of Singapore's financial district.	999-year lease	6,765	73,191
Central Mall comprises a cluster of conservation shophouses at Havelock Road/Magazine Road.	99-year lease wef 15.05.1993	4,806	5,078
Central Mall (Office Tower) is a 7-storey office-cum-retail building located at Havelock Road/Magazine Road.	Freehold	2,828	12,219
Lot 1 Shoppers' Mall is a 7-storey suburban retail-cum-entertainment complex located next to the Choa Chu Kang MRT Station. The Group owns 50% of the total lettable area in the building.	99-year lease wef 01.12.1993	8,400	19,272
[illegible] is a high-technology industrial park at Lorong Chuan, off Braddell Road. The Group owns 42.8% of the total lettable area in the building.	999-year lease	39,798	55,759
City House is a 23-storey office building situated at Robinson Road/Cross Street within the Central Business District.	999-year lease	1,272	14,765
[illegible] is a part 15-storey/part 38-storey commercial office building situated at the intersection of Anson Road, Keppel Road, Tanjong Pagar Road and Bernam Street, near the western fringe of the Central Business District.	Freehold	5,394	33,196
[illegible] is an 11-storey commercial building located at 51 Bras Basah Road.	999-year lease	4,972	22,326
[illegible] (formerly Robina House) is a 24-storey office building located at Shenton Way, within the Central Business District.	99-year lease wef 02.06.1969	3,389	19,194
[illegible] is a 25-storey commercial complex comprising two 5-storey shopping podium blocks, a 20-storey office tower and two basement levels. It is located at New Bridge Road in Chinatown. The Group owns approximately 52% of the total lettable area in the complex.	99-year lease wef 12.11.1980	9,206	31,995

Major Properties

Commercial Properties	Tenure	Site Area (sq. metres)	Approximate net lettable/ strata area (sq. metres)
Palais Renaissance is a 16-storey retail-cum-office complex with 3 basements located at Orchard Road.	Freehold	3,175	9,808
GB Building is a 28-storey office building located at 143 Cecil Street.	99-year lease wef 12.10.1982	2,583	7,650
Delfi Orchard is an 11-storey commercial-cum-residential complex located at Orchard Road. The Group owns approximately 74% of the total lettable area in this complex.	Freehold	1,882	8,480
Citilink Warehouse Complex is an 8-storey warehouse located at Pasir Panjang Road. The Group owns approximately 30% of the total lettable area in this complex.	Freehold	14,152	30,000
Cideco Industrial Complex is an 8-storey industrial building located at Genting Lane.	Freehold	5,478	12,617
Pantech 21 is a computer centre located at Pandan Loop.	99-year lease wef 27.01.1984	6,900	12,916
City Industrial Building is an 11-storey flatted factory building at Tannery Lane.	Freehold	3,150	11,826
Tanglin Shopping Centre is a shopping-cum-office complex situated at Tanglin Road within the Orchard Road tourist district. The Group owns approximately 34% of the total lettable area and 325 carpark lots.	Freehold	6,365	20,300
The Arcade is a 20-storey office-cum-shopping complex situated at Collyer Quay within the Central Business District. The Group owns approximately 27% of the total lettable area in this complex.	999-year lease	2,035	14,500
Commerce Point is a 19-storey office building located at Philip Street, close to Raffles Place.	999-year lease	776	7,757
Katong Shopping Centre is a 7-storey shopping-cum-office complex situated along Mountbatten Road. The Group owns an area representing approximately 42% of the lettable area and 323 carpark lots in this complex.	Freehold	8,167	20,052

Major Properties

Commercial Properties	Tenure	Site Area (sq. metres)	Approximate Net Lettable/Gross Area (sq. metres)
Tagore 23 Warehouse is a 4-storey warehouse located at Tagore Lane.	Freehold	7,418	12,066
King's Centre (plot 1) is an 8-storey office-cum-retail waterfront development located at Havelock Road, next to the Singapore River.	99-year leasehold wef 09.02.1984	5,186	8,520
Grand Copthorne Waterfront is a 30-storey, 539-room hotel-cum-retail waterfront development located at Havelock Road/Kim Seng Road, along the Singapore River.	Freehold	11,509	2,854 (Retail) 46,086 (Hotel)
One Sims Lane is an 8-storey modern industrial building located at Sims Lane. The Group owns approximately 16% of the total lettable area in the building.	Freehold	5,880	13,515
SERVICED APARTMENTS			
Le Grove is the Group's first serviced apartments project located at Orange Grove Road, off Orchard Road.	Freehold	8,012	8,919
OVERSEAS PROPERTIES			
Umeda Pacific Building is an 11-storey commercial building located in the prime business district of Osaka, Japan. The Group owns 60% of the total lettable area in this complex.	Freehold	887	6,337
Birkenhead Point Shopping Centre & Marina is a large shopping centre, office building and marina complex located in the waterside suburb of Drummoyne in Sydney, Australia. In addition to office and retail space, the property also comprises residential apartments, carpark lots and marina berths. The Group owns approximately 18.7% of the total lettable area in this complex.	Freehold	32,700*	30,334
Seoul City Tower is a 23-storey office building situated in the business district of Namdaemunno, Chung-gu, Seoul, Korea. The Group owns 50% of the total lettable area in the building.	Freehold	3,823	42,515
MyeongDong Central is a 16-storey office building located in the prime district of MyeongDong, Chung-gu, Seoul, Korea. The Group owns 50% of the total lettable area in the building.	Freehold	1,441	15,030

* Excludes strata car park under stage 2 development (10,500 sq. metres)

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms
ASIA			
Hotel Nikko Hong Kong Mody Road, Tsimshatsui East, Kowloon, Hong Kong	75-year term from 28.11.1984 and may be renewable for a further term of 75 years	2,850	462
JW Marriott Hotel, Hong Kong Pacific Place, 88 Queensway, Hong Kong	75-year term from 18.04.1985 and option to renew for a further term of 75 years	10,690	602
Millennium Hotel Sirih Jakarta Jalan Fachrudin 3, Jakarta 10250, Indonesia	The title is held under a Hak Guna Bangunan (i.e. Right to Build) and a 40-year lease wef 14.04.1984 and 22.01.1986 for approximate site area of 7,137 sq. metres and 212 sq. metres, respectively	7,349	405
The Heritage Hotel Manila Roxas Boulevard at cnr of EDSA Pasay City, Metropolitan Manila, Philippines	Fee Simple	9,888	453
Copthorne Orchid Penang Tanjong Bungah, Penang, Malaysia	Freehold	10,329	318
The Regent Kuala Lumpur 160 Jalan Bukit Bintang, Kuala Lumpur, Malaysia	Freehold	7,899	468
Grand Copthorne Waterfront Hotel Singapore 392 Havelock Road, Singapore	Freehold	11,509	539
M Hotel Singapore 81 Anson Road, Singapore	Freehold	2,134	413
Copthorne King's Hotel Singapore 403 Havelock Road, Singapore	99-year lease commencing 01.02.1968	5,637	314
Copthorne Orchid Hotel Singapore 214 Dunearn Road, Singapore	Freehold	16,188	440
Orchard Hotel & Shopping Arcade, Singapore At the junction of Orchard Road and Orange Grove Road, with approximately 5,253 square metres of net lettable retail area	Freehold	8,588	675

** Hotel information as at 1 April 2002*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms
Seoul Hilton 395 Namdaemunno 5-Ga Chung-gu, Seoul, Korea	Freehold	18,787	683
Grand Hyatt Taipei Taipei World Trade Centre Sung Shou Road, Taipei, Taiwan	50-year term extendable to 80-year term w.e.f 07-03-1990	14,317	872
EUROPE			
Millennium Bailey's Hotel London Kensington 140 Gloucester Road, London SW7 4QH, England	Freehold	3,359	212
Millennium Hotel London Mayfair Grosvenor Square, Mayfair, London W1A 3AN, England	Leasehold to year 2096	7,096	343
Millennium Hotel London Knightsbridge 17 Sloane Street, Knightsbridge, London SW1X 9NU, England	Leasehold to year 2041	850	222
Millennium Gloucester Hotel London Kensington Harrington Gardens, London SW7 4LH, England	Freehold	5,585	610
Millennium Hotel Glasgow George Square, Glasgow G2 1DS, Scotland	Leasehold to year 2109	2,185	116
Millennium Hotel Paris Opéra 12 Boulevard Haussmann, 75009 Paris, France	Freehold	1,093	162
Copthorne Hotel Paris Charles de Gaulle Zone Hotelière, Allée du Verger, 95700 Roissy-en-France, France	Finance Lease	12,748	238
Copthorne Hotel Hannover Wurzburger Strasse 21, 30880 Laatzen, Hannover, Germany	Short Lease	14,565	222

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms
Millennium Hotel & Resort Stuttgart Plieninger Strasse 100, 70561 Stuttgart, Germany	Short Lease	32,058	454
Copthorne Hotel Aberdeen 122 Huntly Street, Aberdeen AB1 1SU, Scotland	Freehold	1,619	89
Copthorne Hotel Birmingham Paradise Circus, Birmingham B3 3HJ, England	Freehold	3,238	212
Copthorne Hotel Cardiff Caerdydd Copthorne Way, Culverhouse Cross, Cardiff CF5 6DH,Wales	Freehold	26,306	135
Copthorne Hotel Effingham Park Gatwick Copthorne, West Sussex RH10 3EU, England	Freehold plus 6,070 at Lane End	157,833	122
Copthorne Hotel London Gatwick Copthorne, West Sussex RH10 3PG, England	Freehold	445,170	227
Copthorne Hotel Manchester Clippers Quay, Salford Quays, Manchester M5 2XP, England	Leasehold to year 2135	8,984	166
Copthorne Hotel Merry Hill-Dudley Level Street, Brierley Hill, Dudley, West Midlands DY5 1UR, England	Finance Lease	14,286	138
Copthorne Hotel Newcastle The Close, Quayside, Newcastle upon Tyne NE1 3RT, England	Freehold	7,325	156
Copthorne Hotel Slough Windsor Cippenham Lane, Slough, Berkshire SL1 2YE, England	Freehold	7,123	219

** Hotel information as at 1 April 2002*

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms
Copthorne Tara Hotel London Kensington Scarsdale Place, Kensington London W8 5SR, England	Freehold	9,025	825
Copthorne Hotel Plymouth Armada Way, Plymouth PL1 1AR, England	Leasehold	2,270	135
NORTH AMERICA			
Millennium Hotel New York Broadway 145 West 44th Street, New York NY 10036-4012, USA	Freehold	3,236	751
Millenium Hilton 55 Church Street, New York, NY 10007, USA	Freehold	1,680	561
The Plaza 768 Fifth Avenue, New York, NY 10019, USA	Freehold	77,666	805
Millennium Hotel Anchorage 4800 Spenard Road, Anchorage, AK 99517-3236	Freehold	20,355	248
Millennium Biltmore Hotel, Los Angeles 506 South Grand Avenue, Los Angeles, CA 90071	Freehold	11,331	683
Millennium Bostonian Hotel, Boston At Faneuil Hall Marketplace, Boston, MA 02109	Freehold	2,455	201
Millennium Hotel, Cincinnati 150 West Fifth Street, Cincinnati, OH 45202	Freehold	6,839	872
Millennium Hotel, Boulder 1345 28th Street, Boulder, CO 80302-6899	Freehold	64,019	269

Major Properties

Hotels*	Tenure	Site Area (sq. metres)	Number of Rooms
Millennium Knickerbocker Hotel, Chicago 163 East Walton Place, Chicago, IL 60611	Freehold	2,023	305
Maxwell House Hotel, Nashville 2025 MetroCenter Boulevard, Nashville, TN 37228-1505	Leased to year 2049	36,421	289
Millennium Resort, Scottsdale, McCormick Ranch 7401 North Scottsdale Road, Scottsdale, AZ 85253-3548	Leased to year 2053	32,819	125
Millennium Hotel, Minneapolis 1313 Nicollet Mall, Minneapolis, MN 55403	Leased to year 2045	Not available	324
Millennium Hotel, St. Louis 200 South 4th Street, St. Louis, MO 63102-1804	Freehold	17,033	780
Millennium Hotel, New York, United Nations 1 UN Plaza, 44th Street at 1st Avenue New York, NY 10017-3575	Freehold/Leased to year 2079	4,554	427
Millennium Hotel, Durham 2800 CampusWalk Avenue, Durham, NC 27705-4479	Freehold	42,814	313
Comfort Inn Vail/ Beaver Creek 161 West Beaver Creek Boulevard, Avon, CO 81620-5510	Freehold	11,209	146
Eldorado Hotel 309 West San Francisco Street, Santa Fe, NM 87501-2115	Indirect interest	Not available	219
Pine Lake Trout Club 17021 Chillicothe Road, Chagrin Falls, OH 44023-0282	Freehold	331,062	7
Four Points Sheraton Buffalo Airport 2040 Walden Avenue, Buffalo, NY 14225-5186	Leased to year 2041	31,726	292
Four Points by Sheraton Sunnyvale 1250 Lakeside Drive, Sunnyvale, CA 94086-4010	Freehold	34,802	375

** Hotel information as at 1 April 2002*

Major Properties

Hotels*	Tenure	Right of Renewal	Site Area (sq. metres)	Number of Rooms
AUSTRALASIA				
Millennium Hotel Sydney At The Top of William Street, Sydney, Australia	Freehold		3,622	390
Millennium Hotel Christchurch 14 Cathedral Square, Christchurch, New Zealand	Leasehold to Nov 2010	1 x 5 years	1,417	179
Millennium Hotel Queenstown Cnr Frankton Road & Stanley St., Queenstown, New Zealand	Freehold		7,420	220
Millennium Hotel Rotorua Cnr Eruera & Hinemaru Streets, Rotorua, New Zealand	Freehold/Leasehold land	Perpetual	14,418	227
Copthorne Hotel Auckland Anzac Avenue 150 Anzac Avenue, Auckland, New Zealand	Leasehold land	Perpetual	2,495	110
Copthorne Hotel Auckland HarbourCity Quay Street, Auckland, New Zealand	Leasehold to 13.01.2020		2,407	188
Copthorne Hotel & Resort Bay of Islands Tau Henare Drive, Waitangi, Bay of Islands, New Zealand	Leasehold to year 2021	1 x 30 years	70,670	145
Copthorne Hotel Christchurch Central 776 Colombo Street, Christchurch, New Zealand	Freehold		2,154	142
Copthorne Hotel Christchurch Durham Street Cnr Durham & Kilmore Streets, Christchurch, New Zealand	Leasehold to year 2007	2 x 5 years	1,734	161
Copthorne Hotel & Resort Queenstown Lakefront Cnr Adelaide Street & Frankton Road, Queenstown, New Zealand	Freehold		18,336	247

Major Properties

Hotels*	Tenure	Right of Renewal	Site Area (sq. metres)	Number of Rooms
Copthorne Hotel Wellington Plimmer Towers Cnr Boulcott & Gilmer Streets, Wellington, New Zealand	Leasehold to year 2008	2 x 3 years	3,982	94
Quality Hotel Logan Park Auckland 187 Campbell Road, Greenlane, Auckland, New Zealand	Leasehold land	Perpetual	17,199	220
Quality Hotel Rose Park Auckland 92-102 Gladstone Road, Parnell, Auckland, New Zealand	Leasehold to year 2006	2 x 5 years	7,584	117
Quality Hotel Dunedin Upper Moray Place, Dunedin, New Zealand	Freehold		2,193	55
Quality Hotel Kings Greymouth 32 Mawhera Quay, Greymouth, New Zealand	Freehold/Leasehold land	Perpetual	3,970	102
Quality Hotel Rotorua Fenton Street, Rotorua, New Zealand	Freehold		30,685	136
Quality Hotel Palmerston North 110 Fitzherbert Avenue, Palmerston North, New Zealand	Freehold		16,207	151
Quality Resort Terraces Queenstown 48 Frankton Road, Queenstown, New Zealand	Freehold		4,713	85
Quality Hotel Te Anau 20 Lakefront Drive, Te Anau, New Zealand	Freehold		8,819	94
Quality Hotel Oriental Bay Wellington 73 Roxburgh Street,Wellington, New Zealand	Freehold		3,891	116
Quality Hotel Willis Street Wellington 355 Willis Street,Wellington, New Zealand	Freehold		1,436	84

** Hotel information as at 1 April 2002*

Major Properties in the Course of Development

Description	Location	Site Area (sq metres)	Gross Floor Area (sq metres)	Percentage Held %	Approximate Percentage of Completion %	Expected Completion Date
RESIDENTIAL						
[illegible]	Cuscaden Road/ Orchard Boulevard	12,127	33,956	40	*	2004/2005
[illegible]	Upper Changi Road East	48,472	77,555	60	16	2004
[illegible]	Tampines Road/ Upper Changi Road North (Flora Drive)	28,198	39,477	33	32	2003
[illegible]	Ipoh Lane	2,566	7,185	100	*	2002/2003
Evelyn Road Project	Evelyn Road	10,824	30,307	50	*	2005
[illegible]	Mei Hwan Drive	24,340	51,113	100	*	2004
[illegible]	Ang Mo Kio Ave 1	20,758	20,167	100	*	2003
[illegible]	West Coast Rise	24,172	38,675	100	*	2005
[illegible]	Ang Mo Kio Ave 6/9	14,489	40,569	100	*	2004
[illegible]	Ancol, Jakarta	22,698	70,435	30	*	
[illegible]	Pasir Ris Drive 4	13,982	34,955	100	*	2005
Summerhill	Hume Ave	30,446	58,426	100	91	2002
[illegible]	Upper Changi Road East	54,872	87,795	60	*	2005
MIXED DEVELOPMENT						
[illegible]	Balestier Road	667	2,002	100	*	2003
City Square	Kitchener Road/ Jalan Besar	46,477	167,521	100	*	2005/2006
[illegible]	Havelock Road/ Kim Seng Road	5,470	20,877	100	*	
Mohamed Sultan Road Project	Mohamed Sultan Road/ Robertson Quay	6,046	16,929	80	*	2005
North Canal Road Project	North Canal Road	777	1,877	100	*	2004
Tomlinson Road Project	Tanglin/Tomlinson/ Cuscaden Roads	16,693	77,119	33	*	2005/2006

* Work less than 10% completed

Major Properties For Development and/or Resale

Description and Location	Site Area (sq. metres)	Approximate Percentage Held %
RESIDENTIAL		
5 Balmoral Park	3,517	100
Buckley Mansion	4,097	100
9 Buckley Road	2,250	100
Butterworth Lane	891	100
Garden Hotel	9,493	100
Jalan Kolam Ayer, JB, Malaysia	24,758	100
Jalan Waspada, JB, Malaysia	6,355	100
Kim Lin Mansion	11,660	100
Pasir Ris	195,025	51
Shelford Road	4,137	100
15 & 19 Swiss Club Road	15,915	100
Tampines Road/Upper Changi Road North	169,859	33
Wilkie/Upper Wilkie Road	2,888	100
INDUSTRIAL		
Jalan Lam Huat	15,564	100
100F Pasir Panjang Road	2,900	100
Tagore Avenue	13,314	100

- Hong Leong Group Singapore
  - City Developments Limited* — 54 Subsidiary Companies; 31 Associated Companies
    - (52%)[1] City e-Solutions Limited* — 7 Subsidiary Companies
    - (52%) Millennium & Copthorne Hotels plc*
      - Republic Hotels & Resorts Limited* (85%)[2]
        - 18 Subsidiary Companies
        - 2 Associated Companies[3]
      - Grand Plaza Hotel Corporation* (61%)[4]
        - 1 Associated Company
      - 13 Subsidiary Companies
      - 11 Associated Companies
      - First 2000 Limited (100%)
      - CDL Hotels Holdings New Zealand Limited (100%)
      - CDL Hotels New Zealand Limited* (70%)
        - Kingsgate International Corporation Limited* (51%)
          - 10 Subsidiary Companies
        - CDL Investments New Zealand Limited* (60%)
          - 5 Subsidiary Companies
        - 10 Subsidiary Companies
      - 38 Subsidiary Companies
      - 1 General Partnership
      - 49 Subsidiary Companies
      - 1 Associated Company
      - 16 Limited Liability Corporations
      - 21 Limited Partnerships
      - 4 General Partnerships

Notes:
1. *Held through the Company's wholly-owned subsidiary companies*
2. *Held through the wholly-owned subsidiary companies of Millennium & Copthorne Hotels plc ("M&C")*
3. *Includes Grand Plaza Hotel Corporation*
4. *Held through a 60% subsidiary company of M&C and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited*

* *Listed Companies*

Corporate Information

Board of Directors
Kwek Leng Beng *(Executive Chairman)*
Kwek Leng Joo *(Managing Director)*
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Audit Committee
Chee Keng Soon *(Chairman)*
Foo See Juan
Han Vo-Ta
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrar and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228

Auditors
KPMG
Certified Public Accountants, Singapore
(Partner-in-charge: Chay Fook Yuen)
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581

Principal Bankers
ABN AMRO Bank N.V.
ABSA Bank Limited
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Bayerische Landesbank, Girozentrale
Citibank, N.A.
Commerzbank Aktiengesellshaft
Credit Agricole Indosuez
Credit Industriel et Commercial
Credit Lyonnais
Industrial and Commercial Bank of China
JP Morgan Chase Bank
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
The Bank of Nova Scotia
The Bank of Tokyo-Mitsubishi, Ltd
The Development Bank of Singapore Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
Sumitomo Mitsui Banking Corporation
UFJ Bank Limited
Unicredito Italiano S.p.A.
United Overseas Bank Limited

Corporate Governance

The directors and management of the Company are committed to ensuring and maintaining high standards of corporate governance, in line with the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST"), and the Board has adopted an internal guide for the Company's corporate governance processes and activities.

THE BOARD OF DIRECTORS

Presently, the Board comprises 11 members of whom 2 are executive directors. Of the remaining 9 non-executive directors, the Board considers not less than one third thereof to be independent. The independent directors are Messrs Chee Keng Soon, Foo See Juan and Tang See Chim.

The Board meets at least 4 times a year to review and decide on issues of strategy, performance, resources, including key appointments, and standards of conduct. The Board met 4 times in 2001.

Apart from its statutory responsibilities, the Board approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management.

To assist in the execution of its responsibilities, the Board has established Committees which operate within defined terms of reference such as the Audit Committee, the Nominations Committee, the Board Committee and the Share Option Scheme Committee. Management functions have been delegated to the executive directors.

The delegation of authority by the Board to its Committees and to its executive directors enables the Board to achieve operational efficiency by empowering these Committees and its executive directors to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

(a) The Audit Committee

4 non-executive directors, the majority of whom is considered to be independent, form the Audit Committee. The Audit Committee met 6 times in 2001.

The Audit Committee's principal responsibility is to assist the Board in raising and maintaining a high standard of corporate governance and in so doing, performs the following duties:

- reviews the financial statements of the Company and the consolidated financial statements of the Group to ensure their completeness, accuracy and fairness before they are approved by the Board, and the auditors' report thereon.

- monitors management's strategy for ensuring that appropriate controls are in place and that these controls are functioning properly. This process entails the review of the scope of work of the internal and external auditors, and the receipt and consideration of their reports thereon.

- reviews the effectiveness of the financial reporting process and the internal controls system.

- recommends the appointment of the external auditors and reviews the level of audit fees.

- ensures compliance with applicable laws and regulations, particularly the Companies Act, Chapter 50 and the Listing Manual of the SGX-ST, as well as policies, procedures and practices established by management.

- reviews compliance with the guidelines adopted by the Board on corporate governance processes and activities.
- reviews Interested Person Transactions pursuant to the Listing Manual.
- reviews and approves sales of property to interested persons, directors, relatives and employees pursuant to the Listing Manual.

During the financial year ended 31 December 2001, the aggregate value of interested person transactions reviewed by the Audit Committee which are property-related amounted to $2,908,430.66.

(b) **The Nominations Committee**
The Nominations Committee, which comprises 3 Board members, ensures a formal and transparent procedure for the appointment and re-appointment of directors to the Board. Its responsibilities also include nominating candidates to fill the most senior executive positions including that of chief executive, and proposing the responsibilities of the non-executive directors as well as the membership and chairmanship of Committees.

(c) **The Board Committee**
The Board Committee comprises 6 Board members with authority to approve routine and other operational matters of the Company.

(d) **The City Developments Share Option Scheme Committee (the "Share Option Scheme Committee")**
The Share Option Scheme Committee which comprises 3 Board Members, was set up to administer the City Developments Share Option Scheme 2001, with such powers and duties as are conferred on it by the Board.

BUSINESS AND ETHICAL CONDUCT

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles in their conduct of the Company's business.

DEALINGS IN SECURITIES

In line with the guidelines issued by the SGX-ST on Dealings in Securities, the Company has adopted an Internal Code on Dealings in Securities which provides guidance and prescribes the internal regulations with regard to dealings in the Company's securities by its officers.

FINANCIAL REPORTING AND INTERNAL CONTROL

The directors recognise that they have the overall responsibility for ensuring accurate financial reporting for the Group and the establishment of a sound system of internal controls for the Group. The Board with the assistance of the Audit Committee, reviews the effectiveness of the Group's financial reporting and system of internal controls, which is monitored through a programme of internal audits.

While no system can be perfect, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the cost of protecting against them.



Financial Contents

Directors' Report

for the year ended 31 December 2001

We are pleased to submit this annual report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2001.

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Principal Activities

The principal activities of the Company during the financial year are those of property developer and owner, investment holding and hotel owner.

The principal activities of the subsidiaries during the financial year are those of property developers and owners, club operator, investment in properties and in shares, property management, project management and consultancy services, hotel owners and operators, and provider of information technology and procurement services.

There have been no significant changes in the activities of the Group or of the Company during the financial year.

Acquisitions and Disposals of Interests in Subsidiaries

(a) There were the following acquisitions of interests in subsidiaries during the financial year:

Name of Subsidiary	Consideration	Net Tangible Assets Acquired	Percentage of Equity Acquired
	$'000	$'000	%
By Subsidiaries			
(i) Bloomsville Investments Pte Ltd (acquired by Singapura Developments (Private) Limited)	7,455	7,455	30
(ii) Copthorne Hotel (Merry Hill) Limited (acquired by Copthorne Hotel Holdings Limited)	3,000	3,000	25

Acquisitions and Disposals of Interests in Subsidiaries (cont'd)

(b) The following subsidiaries were incorporated during the financial year:

Name of Subsidiary	Cost of Investment	Percentage of Equity Held
	$'000	%
By Subsidiaries		
(i) Millennium Hotel Stuttgart GmbH (incorporated by Tara Hotels Deutschland GmbH)	40	100
(ii) Swan Risk Services Ltd. (incorporated by SWAN Holdings Limited)	222	100

(c) The following subsidiaries were liquidated during the financial year:

(i) Malaysia Nails Manufacturer Private Limited

(ii) Tenpin (Private) Limited

There were no acquisitions or disposals of any other subsidiaries during the financial year.

Financial Results

The results of the Group and of the Company for the financial year were as follows:

	The Group	The Company
	$'000	$'000
Profit after taxation	72,351	102,644
Minority interests	(30,708)	-
Profit attributable to members of the Company	41,643	102,644
Retained profits brought forward, as previously reported	2,314,507	1,930,023
Effects of adopting accounting standards:		
- SAS 10 (dividends proposed in 2000 and declared in 2001)	45,358	45,358
- SAS 17 (employee benefits)	(1,926)	(1,400)
- SAS 34 (intangible assets)	(4,267)	-
Retained profits brought forward, restated	2,353,672	1,973,981
Profit available for appropriations	2,395,315	2,076,625
Appropriations:		
Final dividend paid of 15% per share less tax at 24.5% in respect of year 2000	(45,358)	(45,358)
Retained profits carried forward	2,349,957	2,031,267

Transfers to or from Reserves or Provisions

Movements in reserves are set out in the accompanying statements of changes in equity.

Material movements in provisions (including allowance, impairment, depreciation and amortisation) are set out in the accompanying financial statements.

Issue of Shares or Debentures

(a) During the financial year, the Company did not issue any shares. Shares issued by the subsidiaries were as follows:

By Subsidiaries

CDL Investments New Zealand Limited

1,387,033 ordinary shares were issued at a strike price of NZ$0.197663 per share pursuant to the Dividend Reinvestment Plan.

Hong Leong Hotels Pte Ltd.

The authorised share capital was increased from US$26,000,000 to an aggregate of US$30,000,000 divided into 30,000,000 ordinary shares of US$1 each and £400,000 divided into 40,000,000 redeemable preference shares of £0.01 each.

3,220,000 ordinary shares of US$1 each were issued at par for cash to fund an interest-free loan to related corporations.

Millennium & Copthorne International Limited

The authorised share capital was increased from $3,000,000 to $10,000,000.

5,809,998 ordinary shares of $1 each were issued at par for cash to provide for additional working capital and repayment of inter-company loans.

Millennium Hotel Stuttgart GmbH

The subsidiary was incorporated with an authorised share capital of Euro 25,000. 2 ordinary shares of Euro 1,000 and 24,000 respectively were issued on incorporation at par for cash.

Swan Risk Services Ltd.

The subsidiary was incorporated with an authorised share capital of US$120,000 divided into 120,000 ordinary shares of US$1 each. 120,000 ordinary shares of US$1 each were issued on incorporation at par for cash.

TOSCAP Limited

The authorised share capital was increased from $10,000,000 to $30,000,000.

19,035,000 ordinary shares of $1 each were issued at par for cash to partially repay inter-company loans and external borrowings.

Issue of Shares or Debentures (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc

The following ordinary shares of £0.30 each were issued for cash at the respective exercise price following the exercise of the subscription rights granted under the Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme:

Number of shares of £0.30 each	Exercise Price per Share
	£
12,081	2.4830
54,736	2.4830
33,301	3.6084
296,546	1.98286
9,769	2.83138
2,758	3.97466
96	3.10000
409,287	

(b) During the financial year, the following debentures were issued by the Company and a subsidiary to refinance existing borrowings and finance the general working capital of the Group:

By the Company

$173 million medium term notes ("MTN") which comprise 5 series were issued as part of a $700 million unsecured MTN programme for tenures of 1 year to 5 years at various fixed interest rates ranging from 2.7% to 3.6% per annum.

By Subsidiary

CDL Properties Ltd

$500 million MTNs which comprise 5 series were issued as part of a $550 million secured MTN programme for tenures of 3 months to 5 years at various fixed interest rates ranging from 2.45% to 4.815% per annum.

Unless previously redeemed or purchased and cancelled, all the above-mentioned MTNs are redeemable at their principal amounts on their respective maturity dates.

Share Buy-Back

By Subsidiary

During the financial year, Grand Plaza Hotel Corporation repurchased 12,345,164 common shares from the shareholders on the basis of one common share out of every eight shares held by each shareholder at a price of Pesos 50 per share. The repurchased shares are held in treasury.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options and/or debentures of the Company or of related corporations either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares and/or share options in the Company and in related corporations are as follows:

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
The Company				
Shares of $0.50 each				
Tan I Tong	10,467	10,467	-	-
Immediate and Ultimate Holding Company				
Hong Leong Investment Holdings Pte. Ltd.				
Shares of $100 each				
Kwek Leng Beng	2,320	2,320	68,596	68,596
Kwek Leng Joo	1,290	1,290	-	-
Kwek Leng Peck	304	304	-	-
Subsidiaries				
City e-Solutions Limited				
Shares of HK$1 each				
Kwek Leng Beng	3,286,980	3,286,980	-	-
Kwek Leng Joo	1,436,000	1,436,000	-	-
Tan I Tong	287,200	287,200	-	-
Kwek Leng Peck	2,082,200	2,082,200	-	-
Foo See Juan	8,363	8,363	-	-
CDL Hotels New Zealand Limited				
Shares with no par value				
Kwek Leng Beng	3,000,000	3,000,000	-	-
Republic Hotels & Resorts Limited				
Shares of $1 each				
Kwek Leng Beng	428,800	428,800	-	-
Tan I Tong	24,480	24,480	-	-
Sim Miah Kian	80,000	80,000	-	-
Foo See Juan	50,000	50,000	-	-

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Related Corporations				
Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited) [1] Shares of $1 each				
Kwek Leng Beng	334,000	4,603,567	-	-
Kwek Leng Joo	-	703,610	-	-
Tan I Tong	5,474	329,410	-	-
Sim Miah Kian	80,000	2,086,019	-	-
Kwek Leng Peck	-	517,359	-	-
Foo See Juan	25,000	44,981	-	-
Options to subscribe for the following number of shares of $1 each under the Singapore Finance Executives' Share Option Scheme (the "SFL 1995 Scheme") [2]				
Sim Miah Kian	80,000	-	-	-
Target Realty Limited (formerly known as Hong Leong Finance Limited) [1] Shares of $0.05 each [3]				
Kwek Leng Beng	2,777,820	2,777,820	-	-
Kwek Leng Joo	457,776	457,776	-	-
Tan I Tong	30,756	210,756	-	-
Sim Miah Kian	1,454,776	1,454,776	-	-
Kwek Leng Peck	336,600	336,600	-	-
Foo See Juan	13,000	13,000	-	-
Options to subscribe for the following number of shares of $1 each under the Hong Leong Finance Executives' Share Option Scheme (the "HLF 1995 Scheme") [4]				
Tan I Tong	270,000	-	-	-
Hong Leong Holdings Limited Shares of $1 each				
Kwek Leng Beng	259,000	259,000	-	-
Kwek Leng Joo	210,000	210,000	-	-
Tan I Tong	1,000	1,000	-	-
Chow Chiok Hock	1,000	1,000	-	-
Kwek Leng Peck	325,000	325,000	-	-
Hong Leong Asia Ltd. Shares of $0.20 each				
Tan I Tong	-	1,000	-	-

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Related Corporations (cont'd)				
Hong Leong Asia Ltd. (cont'd)				
Options to subscribe for the following number of shares of $0.20 each under the Hong Leong Asia Share Option Scheme 2000				
Kwek Leng Beng	-	600,000	-	-
Kwek Leng Peck	-	1,000,000	-	-
Hong Realty (Private) Limited Shares of $1,000 each				
Kwek Leng Beng	1,110	1,110	-	-
Kwek Leng Joo	510	510	-	-
Kwek Leng Peck	150	150	-	-
NIN Investment Holdings Pte Ltd Shares of $100 each				
Kwek Leng Beng	100	100	-	-
Euroform (S) Pte. Limited Shares of $1 each				
Kwek Leng Joo	50,000	50,000	-	-
Sun Yuan Holdings Pte Ltd Shares of $0.20 each				
Kwek Leng Beng	15,000,000	15,000,000	-	-
Tan I Tong	-	-	10,875,000	10,875,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2002.

Notes:

1 Singapore Finance Limited (now known as Hong Leong Singapore Finance Limited) acquired and amalgamated the finance business undertaking of Hong Leong Finance Limited (now known as Target Realty Limited) ("HLF") with its own undertaking pursuant to a scheme of arrangement and amalgamation under sections 69, 73, 210 and 212 of the Companies Act, Chapter 50 (the "Scheme") which became effective on 1 September 2001.

Pursuant to the Scheme, HLF effected a distribution to its shareholders by way of a distribution in-specie and a dividend in-specie of its shares in the capital of Hong Leong Singapore Finance Limited in the proportion of their shareholdings in HLF.

2 The SFL 1995 Scheme was terminated on 31 January 2001. The termination of the SFL 1995 Scheme will not affect the subscription rights comprised in the options granted pursuant to the said scheme prior to its termination. Such options will continue to be exercisable in accordance with the rules of the SFL 1995 Scheme.

3 The par value of Target Realty Limited shares was reduced from $1.00 to $0.05 each with effect from 1 September 2001.

4 The HLF 1995 Scheme was terminated on 31 January 2001. The subscription rights comprised in the options granted pursuant to the said scheme prior to its termination, were terminated on 31 August 2001.

Directors' Report

for the year ended 31 December 2001

Dividends

Since the end of the last financial year, the Company paid a net final dividend of $45,357,855 representing a first and final net dividend of 15% per share less 24.5% tax in respect of the previous year as proposed in the directors' report of that year. The directors now recommend the payment of a net final dividend of $45,357,855 representing 15% per share less 24.5% tax in respect of the financial year under review.

Bad and Doubtful Debts

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Group inadequate to any substantial extent.

Current Assets

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the Group misleading.

Charges and Contingent Liabilities

Since the end of the financial year:

(i) no charge on the assets of the Group or of the Company has arisen which secures the liabilities of any other person; and

(ii) no contingent liability of the Group or of the Company has arisen.

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest. Such transactions comprised loans and deposits, purchase and sale of production and construction materials, purchase and sale of investments, purchase, sale and lease of properties, property management, property maintenance services, insurance and other transactions, shares/securities broking services, hotel and hotel related transactions, procurement services, information technology services, e-commerce and e-commerce related transactions, management and consultancy services and other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor will they become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above, and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

Details of the City Developments Share Option Scheme 2001 were set out in the Directors' Report for the year ended 31 December 2000.

By Subsidiary

Details of the Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme were set out in the Directors' Report for the year ended 31 December 1996.

Share Options Granted

During the financial year, there were no options granted by the Company to any person to take up unissued shares in the Company.

Options granted by a subsidiary during the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
Part A			
20.03.2001	88,080	£4.3500	20.03.2004-19.03.2011
26.09.2001	13,200	£2.2650	26.09.2004-25.09.2011
Part B			
14.03.2001	303,285	£4.3250	14.03.2004-13.03.2008
20.03.2001	287,739	£4.3500	20.03.2004-19.03.2008
26.09.2001	207,550	£2.2650	26.09.2004-25.09.2008
04.12.2001	153,787	£2.7350	04.12.2004-04.12.2008

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
08.05.2001	122,433	£3.1360	01.07.2004-01.01.2005
08.05.2001	60,574	£3.1360	01.07.2006-01.01.2007

Share Options Exercised

During the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

The following options in a subsidiary were exercised during the financial year:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

100,118 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Executive Share Option Scheme:

Exercised During the Year	Exercise Price per Share
Part A	
12,081	£2.4830
Part B	
54,736	£2.4830
33,301	£3.6084

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

309,169 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Sharesave Scheme:

Exercised During the Year	Exercise Price per Share
296,546	£1.98286
9,769	£2.83138
2,758	£3.97466
96	£3.10000

Unissued Shares Under Option

At the end of the financial year, there were no unissued shares of the Company under option.

Unissued shares of a subsidiary under options at the end of the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
Part A							
24.04.1996	37,386	-	12,081	-	25,305	2.4830	24.04.1999-23.04.2006
05.03.1998	13,018	-	-	-	13,018	4.6087	05.03.2001-04.03.2008
05.03.1999	9,227	-	-	5,088	4,139	4.8321	05.03.2002-04.03.2009
19.11.1999	7,526	-	-	-	7,526	3.9856	19.11.2002-18.11.2009
17.03.2000	47,338	-	-	1,616	45,722	3.3500	17.03.2003-16.03.2010
23.10.2000	7,594	-	-	-	7,594	3.9500	23.10.2003-22.10.2010
20.03.2001	-	88,080	-	-	88,080	4.3500	20.03.2004-19.03.2011
26.09.2001	-	13,200	-	-	13,200	2.2650	26.09.2004-25.09.2011
	122,089	101,280	12,081	6,704	204,584		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)*

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
Part B							
24.04.1996	227,788	-	54,736	-	173,052	2.4830	24.04.1999-23.04.2003
07.03.1997	258,109	-	33,301	32,879	191,929	3.6084	08.03.2000-07.03.2004
05.03.1998	117,158	-	-	-	117,158	4.60875	05.03.2001-04.03.2005
02.04.1998	121,344	-	-	55,349	65,995	4.9527	02.04.2001-01.04.2005
05.03.1999	214,090	-	-	50,806	163,284	4.8321	05.03.2002-04.03.2006
19.11.1999	47,670	-	-	-	47,670	3.9856	19.11.2002-18.11.2006
17.03.2000	378,277	-	-	30,748	347,529	3.3500	17.03.2003-16.03.2007
27.09.2000	109,041	-	-	109,041	-	4.1350	27.09.2003-26.09.2007
23.10.2000	5,570	-	-	-	5,570	3.9500	23.10.2003-22.10.2007
14.03.2001	-	303,285	-	55,050	248,235	4.3250	14.03.2004-13.03.2008
20.03.2001	-	287,739	-	29,940	257,799	4.3500	20.03.2004-19.03.2008
26.09.2001	-	207,550	-	-	207,550	2.2650	26.09.2004-25.09.2008
04.12.2001	-	153,787	-	-	153,787	2.7350	04.12.2004-04.12.2008
	1,479,047	952,361	88,037	363,813	1,979,558		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
23.04.1996	338,520	-	296,546	32,931	9,043	1.98286	01.06.2001-01.12.2001*
09.05.1997	8,731	-	3,442	5,289	-	2.83138	01.07.2000-01.01.2001
09.05.1997	68,767	-	6,327	9,745	52,695	2.83138	01.07.2002-01.01.2003
05.05.1998	23,769	-	2,758	4,180	16,831	3.97466	01.07.2001-01.01.2002
05.05.1998	20,979	-	-	2,251	18,728	3.97466	01.07.2003-01.01.2004
05.05.1999	38,489	-	-	13,596	24,893	3.86748	01.07.2002-01.01.2003
05.05.1999	32,873	-	-	5,573	27,300	3.86748	01.07.2004-01.01.2005
17.03.2000	92,365	-	96	27,964	64,305	3.10000	01.07.2005-01.01.2006
27.09.2000	39,039	-	-	9,030	30,009	3.10000	01.07.2003-01.01.2004
08.05.2001	-	122,433	-	22,271	100,162	3.13600	01.07.2004-01.01.2005
08.05.2001	-	60,574	-	2,151	58,423	3.13600	01.07.2006-01.01.2007
	663,532	183,007	309,169	134,981	402,389		

* The Rules of the Millennium & Copthorne Hotels Sharesave Scheme (the "Sharesave Scheme") allow option holders to suspend up to six monthly payments under their savings contract, in which case the completion of the savings contract is delayed until the contracted payments are made in full. The effect of this rule resulted in the reported balance of options outstanding at the end of the year in respect of the Sharesave Scheme. Subsequent to the year end this balance has been eliminated in accordance with the Rules of the Sharesave Scheme.

The options granted by the subsidiary do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Audit Committee

The Audit Committee comprises four non-executive members of the Board, three of whom are independent. The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Audit Committee met 6 times during the financial year ended 31 December 2001 and performs the functions specified by Section 201B of the Companies Act, Chapter 50 and the Listing Manual and the Best Practices Guide of the Singapore Exchange Securities Trading Limited.

In performing its functions, the Audit Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Group's system of internal controls. The Audit Committee also reviewed the consolidated financial statements and the financial statements of the Company for the financial year ended 31 December 2001 as well as the directors' and auditors' reports thereon.

In addition, the Audit Committee reviewed interested person transactions (as defined in Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited) for the financial year ended 31 December 2001 conducted pursuant to the Shareholders' Mandate (the "Shareholders' Mandate") which was renewed on 30 May 2001, to satisfy itself that the terms of the transactions are on a commercial basis.

Pursuant to the Shareholders' Mandate, the Audit Committee also reviewed the results of the work of the internal auditors in ensuring that the established procedures for interested person transactions have been complied with. It was satisfied that the established procedures have been complied with.

The Audit Committee also reviewed and approved the sale of properties pursuant to the Listing Manual.

The Audit Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
27 March 2002

Statement by Directors
for the year ended 31 December 2001

We, KWEK LENG BENG and KWEK LENG JOO, being directors of CITY DEVELOPMENTS LIMITED, do hereby state that in our opinion:

(a) the financial statements set out on pages 58 to 146 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2001 and of the results of the business, changes in equity of the Group and of the Company and cash flows of the Group for the year ended on that date; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has authorised these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
27 March 2002

Report of the Auditors

to the Members of City Developments Limited

We have audited the consolidated financial statements of the Group and the financial statements of the Company for the year ended 31 December 2001 as set out on pages 58 to 146. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

    (i) the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and changes in equity of the Group and of the Company and of the cash flows of the Group for the year ended on that date; and

    (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in the Republic of Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of the subsidiaries for which an audit is not required by the laws in their countries of incorporation, being financial statements that have been included in the consolidated financial statements of the Group. The names of these subsidiaries are disclosed in note 44 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group, and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification, and in respect of subsidiaries incorporated in the Republic of Singapore, did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore
27 March 2002

Balance Sheets
as at 31 December 2001

	Note	The Group 2001	2000 (restated)	The Company 2001	2000 (restated)
		$'000	$'000	$'000	$'000
Non-current assets					
Property, plant and equipment	3	7,701,446	7,492,363	683,196	686,159
Investments in subsidiaries	4	-	-	2,124,806	2,124,806
Investments in associated companies	5	31,032	35,871	-	-
Investments in jointly controlled entities	6	216,025	248,355	63,385	63,385
Financial assets	7	22,570	32,518	16,825	16,825
Deferred financial charges	8	16,869	15,959	499	935
Intangible assets	9	277	1,563	-	-
Other non-current assets	10	122,554	137,830	15,923	98,089
Current assets					
Development properties	11	2,337,014	2,058,436	1,852,875	1,433,627
Consumable stocks		12,595	14,205	1,407	1,592
Financial assets	7	29,253	35,941	-	-
Trade and other receivables	12	748,724	868,618	919,263	869,775
Cash and cash equivalents	17	701,780	688,957	302,202	116,943
		3,829,366	3,666,157	3,075,747	2,421,937
Less:					
Current liabilities					
Bank overdrafts	17	3,606	3,573	-	322
Trade and other payables	18	787,392	775,695	632,481	356,095
Bank loans	19	274,223	209,245	235,799	133,133
Current portion of long-term liabilities	20	171,660	993,724	-	10,000
Bonds and notes - repayable within 12 months	24	541,400	480,000	400,000	200,000
Employee benefits	26	13,567	16,625	1,493	1,383
Provision for taxation	32	151,384	278,562	82,271	182,960
Provisions	27	1,274	1,543	-	-
		1,944,506	2,758,967	1,352,044	883,893
Net current assets		1,884,860	907,190	1,723,703	1,538,044
Balance carried forward		9,995,633	8,871,649	4,628,337	4,528,243

The accompanying notes form an integral part of these financial statements.

Balance Sheets
as at 31 December 2001

	Note	The Group 2001	The Group 2000 (restated)	The Company 2001	The Company 2000 (restated)
		$'000	$'000	$'000	$'000
Balance brought forward		9,995,633	8,871,649	4,628,337	4,528,243
Less:					
Non-current liabilities					
Interest-bearing loans and other borrowings	25	4,324,002	3,288,055	1,191,698	1,152,312
Employee benefits	26	20,135	15,095	-	-
Deferred taxation	32	61,789	54,139	9,463	6,491
Provisions	27	8,605	10,411	-	-
		4,414,531	3,367,700	1,201,161	1,158,803
Less:					
Minority interests		1,611,882	1,593,603	-	-
NET ASSETS		3,969,220	3,910,346	3,427,176	3,369,440
CAPITAL AND RESERVES					
Share capital	28	400,511	400,511	400,511	400,511
Reserves	29	3,568,709	3,509,835	3,026,665	2,968,929
		3,969,220	3,910,346	3,427,176	3,369,440

The accompanying notes form an integral part of these financial statements.

Profit and Loss Accounts
for the year ended 31 December 2001

	Note	The Group 2001	The Group 2000 (restated)	The Company 2001	The Company 2000 (restated)
		$'000	$'000	$'000	$'000
Revenue	30	2,227,002	2,626,328	434,092	249,120
Cost of sales		(1,119,232)	(1,190,574)	(226,680)	(41,017)
Gross profit		1,107,770	1,435,754	207,412	208,103
Other operating income	31	65,958	121,902	33,954	389,794
Administrative expenses		(425,516)	(412,327)	(43,446)	(39,874)
Other operating expenses		(381,335)	(411,770)	(6,409)	(40,798)
Profit from operations		366,877	733,559	191,511	517,225
Finance costs	31	(233,542)	(247,747)	(48,301)	(46,197)
Profit before share of results of associated companies and jointly controlled entities		133,335	485,812	143,210	471,028
Share of (loss)/profit of associated companies		(411)	3,117	-	-
Share of profit of jointly controlled entities		5,962	57,230	-	-
Profit from ordinary activities before taxation		138,886	546,159	143,210	471,028
Taxation	32	(66,535)	(150,057)	(40,566)	(44,643)
Profit from ordinary activities after taxation		72,351	396,102	102,644	426,385
Minority interests		(30,708)	(109,355)	-	-
Net profit for the year		41,643	286,747	102,644	426,385
Earnings per share (basic and fully diluted)	33	5.20 cents	35.80 cents		

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2001

	Share capital	Share premium	Capital reserve	Exchange fluctuation reserve	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
At 1 January 2000, as previously reported	400,511	944,984	64,326	(21,942)	2,069,775	3,457,654
Effects of adopting SAS 10 and 17	-	-	-	-	43,398	43,398
At 1 January 2000, restated	400,511	944,984	64,326	(21,942)	2,113,173	3,501,052
Change of interests in subsidiaries						
- arising from Reorganisation	-	-	85,345	(12,415)	-	72,930
- others	-	48	(950)	(6,021)	(1,491)	(8,414)
Exchange differences arising on foreign currency liabilities accounted for as a hedge of net investments in foreign entities realised on repayment of liabilities	-	-	-	21,948	-	21,948
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	80,840	-	80,840
Profit for the year	-	-	-	-	286,747	286,747
Dividends	-	-	-	-	(44,757)	(44,757)
At 31 December 2000, restated	400,511	945,032	148,721	62,410	2,353,672	3,910,346
At 1 January 2001, as previously reported	400,511	945,032	148,721	62,410	2,314,507	3,871,181
Effects of adopting SAS 10, 17 and 34	-	-	-	-	39,165	39,165
At 1 January 2001, restated	400,511	945,032	148,721	62,410	2,353,672	3,910,346
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	61,969	-	61,969
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	620	-	620
Profit for the year	-	-	-	-	41,643	41,643
Dividends	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	945,032	148,721	124,999	2,349,957	3,969,220

The accompanying notes form an integral part of these financial statements.

Statement of Changes in Equity

for the year ended 31 December 2001

	Share capital	Share premium	Capital reserve	Exchange fluctuation reserve	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Company						
At 1 January 2000, as previously reported	400,511	931,910	63,743	(22,448)	1,548,650	2,922,366
Effects of adopting SAS 10 and 17	-	-	-	-	43,703	43,703
At 1 January 2000, restated	400,511	931,910	63,743	(22,448)	1,592,353	2,966,069
Exchange differences arising on foreign currency liabilities accounted for as a hedge of net investments in foreign entities realised on repayment of liability	-	-	-	21,743	-	21,743
Profit for the year	-	-	-	-	426,385	426,385
Dividends	-	-	-	-	(44,757)	(44,757)
At 31 December 2000, restated	400,511	931,910	63,743	(705)	1,973,981	3,369,440
At 1 January 2001, as previously reported	400,511	931,910	63,743	(705)	1,930,023	3,325,482
Effects of adopting SAS 10 and 17	-	-	-	-	43,958	43,958
At 1 January 2001, restated	400,511	931,910	63,743	(705)	1,973,981	3,369,440
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	450	-	450
Profit for the year	-	-	-	-	102,644	102,644
Dividends	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	931,910	63,743	(255)	2,031,267	3,427,176

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2001

	2001	2000 (restated)
	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before tax and minority interests	138,886	546,159
Adjustments for:		
Amortisation of deferred financial charges	5,265	1,803
Amortisation of intangible assets	332	10,013
Depreciation	200,702	189,909
Intangible assets written off	-	8,199
Property, plant and equipment written off	24,826	31,554
Loss/(Profit) on sale of property, plant and equipment	399	(102)
Share of loss/(profit) of associated companies	411	(3,117)
Share of profit of jointly controlled entities	(5,962)	(57,230)
Interest income	(50,049)	(101,260)
Finance costs	233,542	247,747
Dividend income	(7,356)	(3,871)
Allowance for diminution in value of investments made/(written back) (net)	5,013	(1,660)
Write-down in value of property, plant and equipment	-	28,500
Gain on disposal of equity interest in subsidiary	-	(338)
Allowance for foreseeable losses on development properties (net)	51,144	5,351
Allowance for doubtful trade debts	319	2,033
Impairment losses for intangible assets (net)	77	-
Impairment losses for property, plant and equipment	27,891	-
Operating profit before working capital changes	625,440	903,690
Changes in working capital		
Development properties	(407,738)	(359,673)
Stocks, trade and other receivables	60,070	(31,857)
Related corporations	426	57,276
Trade and other payables	7,035	(156,019)
Employee benefits	1,465	569
Decrease in working capital	(338,742)	(489,704)
Income tax paid	(172,430)	(133,639)
Net cash from operating activities	114,268	280,347
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(252,757)	(733,166)
Proceeds from sale of property, plant and equipment	1,888	276,196
Increase in deferred financial charges	(6,609)	(5,358)
Increase in intangible assets	(379)	-
Decrease/(Increase) in investments	12,289	(6,624)
Decrease/(Increase) in investments in associated companies	4,639	-
Increase in investments in jointly controlled entities	(5,607)	(102,979)
Cash flow on disposal of subsidiaries net of cash (Note A)	-	(912)
Interest received	50,049	101,260
Dividends received		
- investments	7,356	3,871
- jointly controlled entities	43,760	7,720
Net cash used in investing activities carried forward	(145,371)	(459,992)

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2001

	2001 $'000	2000 (restated) $'000
Net cash used in investing activities brought forward	(145,371)	(459,992)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital repayment to minority shareholders	(12,429)	(766,667)
Contribution from minority shareholders	-	98,350
Proceeds from issuance of notes	643,000	400,000
Proceeds from issuance of bonds	-	225,000
Repayment of bonds	(280,000)	(100,000)
Repayment of notes	(202,448)	-
Net increase in long-term liabilities	114,731	414,254
Net increase/(decrease) in bank loans	64,978	(141,240)
Dividends paid	(45,358)	(44,757)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(258,769)	(273,704)
Net cash generated from/(used in) financing activities	23,705	(188,764)
Net decrease in cash and cash equivalents	(7,398)	(368,409)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	20,188	485
Cash and cash equivalents at the beginning of the year	685,384	1,053,308
Cash and cash equivalents at the end of the year (Note 17)	698,174	685,384

Notes to Consolidated Statement of Cash Flows

A. Summary of the Effects of Disposal of Subsidiaries

	2001	2000
Property, plant and equipment	-	2,590
Current assets	-	2,030
Current liabilities	-	(5,321)
Minority interests	-	534
Net assets disposed	-	(167)
Add:		
Gross gain on disposal	-	177
	-	10
Less:		
Cash of subsidiaries disposed	-	(922)
	-	(912)

The accompanying notes form an integral part of these financial statements.

These notes form an integral part of the financial statements.

1. Domicile and Principal Activities

City Developments Limited (the "Company") is incorporated in the Republic of Singapore with its registered office at 36 Robinson Road, #04-01, City House, Singapore 068877.

The principal activities of the Company are those of a property developer and owner, investment holding and a hotel owner.

The principal activities of the subsidiaries are those of property developers and owners, club operator, investment in properties and in shares, property management, project management and consultancy services, hotel owners and operators, and providers of information technology and procurement services.

The consolidated financial statements for the year ended 31 December 2001 relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associated companies and jointly controlled entities.

2. Summary of Significant Accounting Policies

(i) Statement of Compliance

The financial statements have been prepared in accordance with Singapore Statements of Accounting Standard ("SAS") (including Interpretations of Statements of Accounting Standard) issued by the Institute of Certified Public Accountants of Singapore and the applicable disclosure requirements of the Singapore Companies Act, Chapter 50.

(ii) Basis of Preparation

The financial statements, expressed in Singapore dollars, are prepared on the historical cost basis.

In 2001, the Group and the Company changed their accounting policies as a result of adopting nine new or revised accounting standards which became effective for the financial statements for 2001. The benchmark treatment set out in SAS 8 (revised 2000) – *Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies* of applying the changes retrospectively by adjusting the opening balances of the retained profits of the prior and current years has been adopted, unless such treatment is prohibited or modified by the specific transitional provisions set out in the respective standards being adopted. Details of the effects of adopting the standards are set out in note 37.

2. **Summary of Significant Accounting Policies (cont'd)**

(iii) Basis of Consolidation

(a) Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Assets and liabilities of foreign subsidiaries are translated into Singapore dollars at the rates of exchange ruling at the balance sheet date while the results are translated into Singapore dollars at the average exchange rates for the year. Goodwill and fair value adjustments arising from the acquisition of foreign subsidiaries are translated into Singapore dollars at the rates of exchange prevailing at the date of transaction. Translation differences arising therefrom are taken directly to exchange fluctuation reserve.

Fair values are assigned to the assets, principally properties, owned by subsidiaries at the date of acquisition as determined by the directors based on independent professional valuers. As the fair values assigned to the assets are principally represented by the costs incurred by the Group in acquiring these subsidiaries, which owned these properties, these fair values are accordingly reported as costs in the consolidated financial statements.

Exchange differences arising from the translation of inter-company balances which represent an extension of interests of the holding company in the subsidiaries are taken to the exchange fluctuation reserve.

(b) Associated Companies and Jointly Controlled Entities

Associated companies are companies in which the Group has significant influence, but not control, over the financial and operating policies.

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement.

The consolidated financial statements include the Group's share of the total recognised gains and losses of associated companies and jointly controlled entities on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group's share of losses exceeds the carrying amount of the associated company or jointly controlled entity, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associated company or jointly controlled entity.

The Group's share of the post-acquisition results of the associated companies or jointly controlled entities are included in the consolidated profit and loss account using either the most recent available audited financial statements or the unaudited financial statements of the associated companies or jointly controlled entities. Any difference between the unaudited financial statements and the audited financial statements obtained subsequently are adjusted for in the following financial year.

2. *Summary of Significant Accounting Policies (cont'd)*

(iii) Basis of Consolidation (cont'd)

(c) Transactions Eliminated on Consolidation

All significant intra-group transactions, balances and unrealised gains are eliminated on consolidation. Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Disposals

On disposal of a subsidiary, an associated company or a jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in the Group's reserves is included in the calculation of the profit or loss on disposal.

(iv) Property, Plant and Equipment

(a) Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(b) Subsequent Expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

For chinaware, glassware, linen, kitchen and bar utensils, subsequent replacements are charged to the profit and loss account.

(c) Disposals

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(d) Leased Assets

Leases in terms of which the Group assumes substantially all risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

2. Summary of Significant Accounting Policies (cont'd)

(iv) Property, Plant and Equipment (cont'd)

(e) Depreciation

No depreciation is provided on freehold and 999-year leasehold land and chinaware, glassware, linen and utensils. For freehold properties under development, construction and renovations-in-progress, no depreciation is provided until these items are completed.

Depreciation is provided on a straight-line basis so as to write off their costs over their estimated useful lives as follows:

Building core	- 50 years, or lease term subject to a maximum of 50 years
Building surface, finishes and services	- 30 years, or lease term subject to a maximum of 30 years
Freehold and leasehold properties	- 50 years, or lease term subject to a maximum of 50 years
Furniture, fittings, plant and equipment and improvements	- 3 to 20 years
Motor vehicles	- 4 to 5 years

(v) Intangible Assets

(a) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses. In respect of associated companies and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment in the associated companies or jointly controlled entities. Goodwill is amortised from the date of initial recognition over its estimated useful life of not more than 20 years.

(b) Negative Goodwill

Negative goodwill arising on acquisition represents the excess of the fair value of the identifiable net assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account.

In respect of associated companies and jointly controlled entities, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associated company or jointly controlled entity. The carrying amount of any other negative goodwill is deducted from the carrying amount of intangible assets.

2. **Summary of Significant Accounting Policies (cont'd)**

(v) Intangible Assets (cont'd)

(c) Other Intangible Assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses.

(d) Subsequent Expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(e) Amortisation

Amortisation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of intangible assets. Goodwill is amortised from the date of initial recognition over a period of not more than 20 years.

(vi) Subsidiaries

Investments in subsidiaries in the Company's balance sheet are stated at cost less impairment losses.

(vii) Associated Companies and Jointly Controlled Entities

Investments in associated companies and jointly controlled entities are stated at cost less impairment losses.

The results of the jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

(viii) Financial Assets

Debt and equity securities held for the long-term are stated at cost less allowance for diminution in value which, in the opinion of the directors, are other than temporary.

Debt and equity securities held for the short-term are stated at market value, on an item-by-item basis. Any increases or decreases in carrying amount are included in the profit and loss account.

Profits or losses on disposal of financial assets are determined as the difference between the net disposal proceeds and the carrying amount of the financial assets and are accounted for in the profit and loss account when they arise.

2. Summary of Significant Accounting Policies (cont'd)

(ix) Deferred Financial Charges

Deferred financial charges comprise:

- discount and related expenses associated with the issue of notes and bonds, which are amortised over the repayment period.

- expenses incurred in obtaining bank facilities, which are amortised over the period for which the facility is granted.

(x) Development Properties

Development properties are stated at the lower of cost plus, where appropriate, a portion of attributable profit, and estimated net realisable value, net of progress billing. Cost of development properties includes interest and other related expenditure which are capitalised as and when activities that are necessary to get the assets ready for their intended use are in progress.

Joint development properties are properties which are jointly developed by the Company together with related corporations and/or other parties. These developments are either managed by the Company or the other participants. Where the developments are managed by the Company, the interests of the other participants in the joint development properties are stated net of contributions from the other participants. Joint development properties managed by other parties are stated at the Company's share of attributable profit less surplus funds received or receivable from the developments.

Borrowing costs that are directly attributable to acquisition and construction are capitalised as part of construction and renovation-in-progress and property under development, commencing from the time these costs are being incurred until the completion of development.

(xi) Consumable Stocks

Consumable stocks comprise principally food and beverage and other hotel related consumable stocks. Stocks are valued at the lower of cost and net realisable value. Cost is determined on a first-in, first-out basis.

(xii) Trade and Other Receivables

Trade and other receivables are stated at cost less allowance for doubtful receivables.

(xiii) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and fixed deposits. For the purpose of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

2. **Summary of Significant Accounting Policies (cont'd)**

(xiv) Impairment

The carrying amounts of the Group's assets, other than inventories and properties in the course of development, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss account.

(a) Calculation of Recoverable Amount

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(b) Reversal of Impairment Loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment are recognised in the profit and loss account.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

(xv) Trade and Other Payables

Trade and other payables are stated at cost.

(xvi) Interest-Bearing Loans and Other Borrowings

Interest-bearing loans and other borrowings are stated at cost.

(xvii) Finance Leases

A finance lease is one which is non-cancellable and the lease term of which is for the major part of the useful life of the leased asset or where the present value of the minimum lease payments (including residual value) represents a substantial portion of the fair value of the leased asset. The amount capitalised is equal to the fair value of the leased asset at the inception of the lease.

Assets acquired under finance leases are depreciated on the straight-line basis over their estimated useful lives as set out in note 2(iv)(e) above. The finance charge is taken to the profit and loss account when incurred.

2. Summary of Significant Accounting Policies (cont'd)

(xviii) Bonds Issued at a Discount

The difference between the face value of bonds issued by the Group and the proceeds received is recorded as a discount on the bonds.

Discounts on bonds together with related expenses of the issue of bonds are amortised over their repayment periods.

(xix) Employee Benefits

(a) Defined Contribution Plans

Contributions to defined contribution plans are recognised as an expense in the profit and loss account as incurred.

(b) Defined Benefit Plans

The Group's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The calculation is performed by a qualified actuary every three years using the projected unit credit method; in the intervening years, the calculation is updated based on information received from the actuary.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit and loss account.

In calculating the Group's obligation in respect of a plan, any actuarial gain or loss is recognised in the profit and loss account immediately.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(c) Short-term Compensated Absences

Short-term compensated absences are recognised when the employees render services that increase their entitlement to future compensated absences.

2. **Summary of Significant Accounting Policies (cont'd)**

(xx) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(xxi) Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared.

(xxii) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(xxiii) Revenue Recognition

(a) Sale of Properties

The Group recognises profits on property development projects using the percentage of completion method. The percentage of completion is measured by reference to the percentage of costs incurred to date to the estimated total costs for each contract. Profits are recognised only in respect of finalised sales agreements and to the extent that such profits relate to the progress of the construction work.

(b) Rental and Interest Income

Rental and interest income are recognised on an accrual basis.

(c) Hotel Income

Revenue from hotel operations is recognised on an accrual basis, upon rendering of the relevant services.

(d) Dividends

Dividend income is recognised in the profit and loss account when the shareholder's right to receive payment is established.

2. Summary of Significant Accounting Policies (cont'd)

(xxiv) Finance Costs

Interest expense are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(xxv) Foreign Currencies

Monetary assets and liabilities in foreign currencies except for foreign currency liabilities hedged by forward exchange contracts, are translated into Singapore dollars at rates of exchange approximate those ruling at the balance sheet date. Foreign currency assets and liabilities hedged by forward exchange contracts are translated at the contracted foreign exchange rates. Transactions in foreign currencies are translated at rates ruling on transaction dates.

Where foreign currency loans provide an effective hedge against the net investment in foreign subsidiaries, associated companies and jointly controlled entities, exchange differences arising on the loans are recognised directly in equity until disposal of the investments.

Where monetary items in substance form part of the Group's net investment in the foreign subsidiaries, associated companies and jointly controlled entities, exchange differences arising on such monetary items are recognised directly in equity until disposal of the investments.

Other translation differences are included in the profit and loss account.

2. **Summary of Significant Accounting Policies (cont'd)**

(xxvi) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group comprises three principal business segments, namely hotel operations, property development and rental of properties. These segments operate in three principal geographical areas, namely, East and South East Asia, North America and Europe, and Australia and New Zealand.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location where the services are rendered and the products are sold. Segment assets are based on the geographical location of the assets.

(xxvii) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effects arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. A deferred tax benefit, however, is not recognised in the financial statements unless there is a reasonable expectation of realisation.

In addition, where fair value adjustments are recorded by the Group when acquiring subsidiaries, a deferred tax liability or asset is provided to account for the potential tax liability at the date of acquisition.

3. Property, Plant and Equipment

	Note	Freehold land and buildings	Leasehold land and buildings	Freehold properties	Leasehold properties
		$'000	$'000	$'000	$'000
The Group					
Cost					
Balance at beginning of the year		4,312,882	1,733,560	491,737	888,748
Additions		5,768	45,176	5,813	-
Transfer from current assets		-	15,352	31,608	-
Disposals		-	-	-	-
Written off during the year		-	(5)	(24,517)	-
Reclassifications		(44,216)	(15,876)	(32,743)	158,115
Exchange differences on translation		138,725	17,091	199	229
Balance at end of the year		4,413,159	1,795,298	472,097	1,047,092
Accumulated Depreciation and Impairment Losses					
Balance at beginning of the year		279,679	158,517	82,467	120,091
Charge for the year	31	57,407	18,832	7,293	17,864
Disposals		-	-	-	-
Impairment losses		6,803	10,000	-	10,500
Written off during the year		-	-	(348)	-
Reclassifications		(13,215)	(1,153)	459	34,635
Exchange differences on translation		7,010	1,930	25	25
Balance at end of the year		337,684	188,126	89,896	183,115
Depreciation charge for 2000		54,478	21,447	8,051	14,776
Carrying amount					
At 31 December 2001		4,075,475	1,607,172	382,201	863,977
At 31 December 2000		4,033,203	1,575,043	409,270	768,657

Freehold properties under development	Furniture, fittings, plant and equipment and improvements	Motor vehicles	Chinaware, glassware, linen and utensils	Construction and renovation-in-progress	Total
$'000	$'000	$'000	$'000	$'000	$'000
161,828	902,335	8,254	39,604	105,423	8,644,371
5,015	78,760	858	1,956	111,620	254,966
-	357	-	148	-	47,465
-	(4,381)	(1,378)	(19)	-	(5,778)
-	(26,173)	(115)	-	-	(50,810)
(43,599)	178,293	1,435	494	(201,903)	-
1,625	20,972	116	1,412	4,451	184,820
124,869	1,150,163	9,170	43,595	19,591	9,075,034
-	504,760	6,494	-	-	1,152,008
-	98,207	1,099	-	-	200,702
-	(2,304)	(1,187)	-	-	(3,491)
-	588	-	-	-	27,891
-	(25,521)	(115)	-	-	(25,984)
-	(20,463)	(263)	-	-	-
-	13,389	83	-	-	22,462
-	568,656	6,111	-	-	1,373,588
-	89,856	1,301	-	-	189,909
124,869	581,507	3,059	43,595	19,591	7,701,446
161,828	397,575	1,760	39,604	105,423	7,492,363

3. Property, Plant and Equipment (cont'd)

	Note	Freehold land and buildings	Leasehold land and building
		$'000	$'000
The Company			
Cost			
Balance at beginning of the year		478,658	96,163
Additions		20	-
Written off during the year		-	-
Balance at end of the year		478,678	96,163
Accumulated Depreciation			
Balance at beginning of the year		16,692	5,054
Charge for the year	31	6,995	1,702
Written off during the year		-	-
Balance at end of the year		23,687	6,756
Depreciation charge for 2000		6,929	1,699
Carrying amount			
At 31 December 2001		454,991	89,407
At 31 December 2000		461,966	91,109

4. Subsidiaries (cont'd)

	Note	The Company 2001 $'000	The Company 2000 $'000
(b) Balances with subsidiaries (cont'd)			
(ii) Amounts owing to subsidiaries			
- trade, interest free		2,614	1,559
- non-trade, interest free		81,622	106,432
- non-trade, interest bearing		297,715	-
- prepayment account		2,136	2,182
		384,087	110,173
Repayable within 12 months	18	384,087	110,173

owing by/to subsidiaries are unsecured. In respect of interest-bearing accounts, interest at 0.49% to

Freehold properties $'000	Leasehold properties $'000	Freehold properties under development $'000	Furniture, fittings and equipment and improvements $'000	Motor vehicles $'000	Total $'000
11,551	8,359	96,154	34,462	2,767	728,114
-	-	4,516	6,452	582	11,570
-	-	-	(2,993)	(2)	(2,995)
11,551	8,359	100,670	37,921	3,347	736,689
2,172	1,750	-	14,209	2,078	41,955
248	167	-	5,079	292	14,483
-	-	-	(2,943)	(2)	(2,945)
2,420	1,917	-	16,345	2,368	53,493
292	168	-	3,794	405	13,287
9,131	6,442	100,670	21,576	979	683,196
9,379	6,609	96,154	20,253	689	686,159

6. Jointly Controlled Entities

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
(a) Investments in jointly controlled entities					
Unquoted shares at cost		207,507	201,900	64,885	64,885
Share of post-acquisition profit and reserves		8,518	46,455	-	-
		216,025	248,355	64,885	64,885
Less: Allowance for impairment losses					
Balance at beginning of the year		-	-	1,500	-
Charge for the year	31	-	-	-	1,500
Balance at end of the year		-	-	1,500	1,500
		216,025	248,355	63,385	63,385
(b) Balances with jointly controlled entities					
(i) Amounts owing by jointly controlled entities					
- trade, interest free		1,266	1,169	161	63
- non-trade, interest bearing		400,866	379,791	327,192	308,748
- non-trade, interest free		126,381	140,827	-	-
		528,513	521,787	327,353	308,811
Receivable within 12 months	12	408,754	388,094	327,353	308,811
Receivable after 12 months	10	119,759	133,693	-	-
		528,513	521,787	327,353	308,811
(ii) Amounts owing to jointly controlled entities					
- non-trade, interest bearing		62,471	60,986	62,471	60,986
- non-trade, interest free		13,878	13,876	10,387	10,387
		76,349	74,862	72,858	71,373
Repayable within 12 months	18	76,349	74,862	72,858	71,373

In respect of interest-bearing accounts, interest at 0.60% to 10.00% (2000: 2.75% to 7.88%) per annum was charged.

Further details regarding jointly controlled entities are set out in note 46.

(a) Investments in subsidiaries

6. Jointly Controlled Entities (cont'd)

(c) The Group's share of the jointly controlled entities' results, assets and liabilities is as follows:

	2001	2000
	$'000	$'000
Results		
Revenue	369,574	426,912
Expenses	(363,612)	(369,682)
Profit before taxation	5,962	57,230
Taxation	(13,901)	(16,092)
(Loss)/Profit after taxation	(7,939)	41,138
Assets and liabilities		
Non-current assets	1,047,851	982,664
Current assets	636,112	675,146
Current liabilities	(514,654)	(433,340)
Non-current liabilities	(953,284)	(976,115)
Net assets	216,025	248,355

The Group's share of the capital commitments of the jointly controlled entities is $24,253,000 (2000: $103,498,000).

7. Financial Assets

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
(a) Non-Current Financial Assets				
Unquoted investments at cost				
Equity				
- Fellow subsidiaries	3,363	6,161	3,290	3,290
- Non-related companies	9,923	9,962	1,340	1,340
	13,286	16,123	4,630	4,630
Others				
- Non-related companies	2,479	7,661	-	-
	15,765	23,784	4,630	4,630
Less:				
Allowance for diminution in value of investments				
Balance at beginning of the year	7,532	12,169	-	-
Allowance made/(written back) during the year	2,115	(4,637)	-	-
Balance at end of the year	9,647	7,532	-	-
Balance carried forward	6,118	16,252	4,630	4,630

7. Financial Assets (cont'd)

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
(a) Non-Current Financial Assets (cont'd)				
Balance brought forward	6,118	16,252	4,630	4,630
Quoted investments at cost				
Equity				
- Fellow subsidiaries	15,338	15,328	12,195	12,195
Others				
- Non-related companies	1,357	1,182	-	-
	16,695	16,510	12,195	12,195
Less:				
Allowance for diminution in value of investments				
Balance at beginning of the year	244	293	-	-
Exchange differences on translation	(1)	(49)	-	-
Balance at end of the year	243	244	-	-
	16,452	16,266	12,195	12,195
	22,570	32,518	16,825	16,825
Market value of quoted investments				
Equity				
- Fellow subsidiaries	20,555	17,041	17,530	14,462
Others				
- Non-related companies	1,242	1,170	-	-
	21,797	18,211	17,530	14,462

	The Group	
	2001	2000
	$'000	$'000
(b) Current Financial Assets		
Quoted investments at cost		
Equity	28,836	31,513
Others	3,456	3,230
	32,292	34,743
Unquoted investments at cost	20,936	22,940
	53,228	57,683
Less:		
Allowance for diminution in value of investments		
Balance at beginning of the year	21,742	19,038
Allowance made during the year	2,898	2,977
Allowance utilised during the year	(1,501)	(638)
Exchange differences on translation	836	365
Balance at end of the year	23,975	21,742
	29,253	35,941

7. Financial Assets (cont'd)

	The Group 2001	The Group 2000
	$'000	$'000
(b) Current Financial Assets (cont'd)		
Market value of quoted investments		
Equity	9,620	13,050
Others	4,493	3,822
	14,113	16,872

8. Deferred Financial Charges

	The Group 2001	The Company 2001
	$'000	$'000
Cost		
Balance at beginning of the year	24,879	2,349
Reclassification from other assets	2,009	-
Additions	4,600	191
Exchange differences on translation	556	-
Balance at end of the year	32,044	2,540
Less:		
Accumulated amortisation		
Balance at beginning of the year	8,920	1,414
Reclassification from other assets	803	-
Charge for the year	5,265	627
Exchange differences on translation	187	-
Balance at end of the year	15,175	2,041
Carrying amount		
At 31 December 2001	16,869	499
At 31 December 2000	15,959	935

9. Intangible Assets

	The Group 2001
	$'000
Cost	
Balance at beginning of the year, as previously reported	44,433
Written off against retained profits	(36,172)
Balance at beginning of the year, restated	8,261
Additions	379
Reclassification to other assets	(2,679)
Written off during the year	(6,933)
Exchange differences on translation	1,348
Balance at end of the year	376
Balance carried forward	376

9. Intangible Assets (cont'd)

	The Group 2001
	$'000
Balance brought forward	376
Less:	
Accumulated amortisation and impairment losses	
Balance at beginning of the year, as previously reported	34,731
Written off against retained profits	(28,033)
Balance at beginning of the year, restated	6,698
Reclassification to other assets	(1,130)
Written off during the year	(6,933)
Charge for the year	332
Impairment losses (net)	77
Exchange differences on translation	1,055
Balance at end of the year	99
Carrying amount	
At 31 December 2001	277
At 31 December 2000, restated	1,563

Intangible assets of the Group as at 31 December 2001 comprise mainly trademarks.

10. Other Non-Current Assets

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Amounts owing by:					
- subsidiaries	4	-	-	15,923	98,089
- associated companies	5	2,795	4,137	-	-
- jointly controlled entities	6	119,759	133,693	-	-
		122,554	137,830	15,923	98,089

11. Development Properties

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
(a) Properties in the course of development, at cost				
Land and other related costs	1,054,593	1,269,553	982,498	1,001,750
Development costs	96,398	163,905	96,325	43,668
Interest, property tax and others	51,941	107,714	48,892	31,984
	1,202,932	1,541,172	1,127,715	1,077,402
Add: Attributable profit	121,521	38,215	121,521	51,821
	1,324,453	1,579,387	1,249,236	1,129,223
Less: Progress payments received and receivable	(195,689)	(232,114)	(187,047)	(127,877)
Balance carried forward	1,128,764	1,347,273	1,062,189	1,001,346

11. Development Properties (cont'd)

		The Group		The Company	
		2001	2000	2001	2000
		$'000	$'000	$'000	$'000
	Balance brought forward	1,128,764	1,347,273	1,062,189	1,001,346
(b)	Joint development properties, at cost				
	Land and other related costs	617,864	318,907	617,864	318,907
	Development costs	23,397	2,309	23,979	2,309
	Interest, property tax and others	16,653	3,532	16,653	3,532
		657,914	324,748	658,496	324,748
	Add: Attributable profit	7,050	-	7,050	-
		664,964	324,748	665,546	324,748
	Less: Progress payments received and receivable	(51,143)	-	(51,143)	-
		613,821	324,748	614,403	324,748
	Less: Contributions from other participants	(91,222)	(105,931)	(91,222)	(105,931)
		522,599	218,817	523,181	218,817
(c)	Joint development properties, which the Group participates through contributions				
	Share of attributable profit	213,753	213,828	213,753	213,828
	Return of surplus funds	(207,517)	(207,954)	(207,517)	(207,954)
		6,236	5,874	6,236	5,874
(d)	Properties for development and resale representing mainly land	359,771	340,972	211,831	170,890
(e)	Completed units	460,649	237,589	94,272	46,700
		2,478,019	2,150,525	1,897,709	1,443,627
	Less:				
	Allowance for foreseeable losses				
	Balance at beginning of the year	92,089	115,152	10,000	-
	Allowance made during the year (net)	51,144	5,351	34,834	3,500
	Allowance utilised during the year	(2,228)	(34,914)	-	-
	Share of allowance for foreseeable losses by joint venture partners	-	6,500	-	6,500
	Balance at end of the year	141,005	92,089	44,834	10,000
	Total development properties	2,337,014	2,058,436	1,852,875	1,433,627
(f)	During the year, interest capitalised (net of interest income) as cost of development properties amounted to	22,727	24,448	19,259	9,257

11. Development Properties (cont'd)

(g) Details of joint ventures, managed by other parties, for which the Group participates through contributions are as follows:

	The Group and The Company 2001	2000
	$'000	$'000
Joint development properties		
- Land	9,000	9,000
- Development costs	8,648	8,648
- Interest, property tax and others	2,580	2,386
	20,228	20,034
Other assets (principally cash and receivables)	1,551	2,828
Less:		
Other liabilities	(10,224)	(12,059)
	11,555	10,803
Represented by amounts owing to:		
- The Company	6,236	5,874
- Other joint venture partners	5,319	4,929
	11,555	10,803

12. Trade and Other Receivables

	Note	The Group 2001	2000	The Company 2001	2000
		$'000	$'000	$'000	$'000
Trade debtors	13	149,974	215,583	11,532	12,715
Accrued receivables	14	51,926	41,535	41,469	45,128
Other debtors, deposits and prepayments	15	126,218	204,499	7,179	71,392
Amounts owing by:					
- subsidiaries	4	-	-	522,317	424,726
- associated companies	5	1,811	11,322	-	-
- jointly controlled entities	6	408,754	388,094	327,353	308,811
- fellow subsidiaries	16	10,041	7,585	9,413	7,003
		748,724	868,618	919,263	869,775

13. Trade Debtors

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Trade debtors	157,283	223,502	11,883	13,019
Less:				
Allowance for doubtful debts				
Balance at beginning of the year	7,919	6,779	304	54
Allowance in respect of subsidiaries acquired	-	35	-	-
Allowance made during the year	319	2,033	67	285
Bad debts written off against allowance	(1,270)	(475)	(20)	(35)
Exchange differences on translation	341	(453)	-	-
Balance at end of the year	7,309	7,919	351	304
	149,974	215,583	11,532	12,715

14. Accrued Receivables

In accordance with the Group's accounting policy, income is recognised on the progress of the construction work. Upon receipt of the Temporary Occupation Permit, the balance of sales consideration to be billed is included as accrued receivables.

15. Other Debtors, Deposits and Prepayments

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Deposits for purchase of land	12,700	66,915	-	66,915
Other debtors (principally prepayments, interest receivable, other deposits and recoverables)	113,518	137,584	7,179	4,477
	126,218	204,499	7,179	71,392

16. Amounts Owing by and to Fellow Subsidiaries

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Amounts owing by fellow subsidiaries					
- trade		876	788	263	209
- non-trade		9,165	6,797	9,150	6,794
		10,041	7,585	9,413	7,003
Receivable within 12 months	12	10,041	7,585	9,413	7,003
Amounts owing to fellow subsidiaries					
- trade		543	355	299	303
- non-trade		1,969	1,512	16	1,512
		2,512	1,867	315	1,815
Repayable within 12 months	18	2,512	1,867	315	1,815

The amounts owing by and to fellow subsidiaries are interest free and unsecured.

17. Cash and Cash Equivalents

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
Amounts held under the "Project Account (Amendment) Rules - 1997" withdrawals from which are restricted to payments for expenditure incurred on projects	30,164	46,434	29,285	24,660
Fixed deposits placed with financial institutions which are:				
- fellow subsidiaries	134,169	16,031	122,087	130
- others	379,934	402,307	147,143	83,386
	514,103	418,338	269,230	83,516
Cash at banks and in hand	157,513	224,185	3,687	8,767
	701,780	688,957	302,202	116,943
Bank overdrafts				
- secured	(1,886)	(1,358)	-	-
- unsecured	(1,720)	(2,215)	-	(322)
	(3,606)	(3,573)	-	(322)
Cash and cash equivalents in the consolidated statement of cash flows	698,174	685,384	302,202	116,621

The bank overdrafts are principally secured against the hotel properties of the subsidiaries.

18. Trade and Other Payables

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Trade creditors		70,335	66,605	7,062	4,127
Retention sums payable		29,114	18,965	18,185	8,062
Accruals		368,397	359,017	142,745	152,727
Other creditors (principally for construction costs, purchase of property, plant and equipment and other taxes payable)		174,361	183,394	828	2,462
Rental and other deposits		66,324	67,816	6,401	5,356
Amounts owing to:					
- subsidiaries	4	-	-	384,087	110,173
- associated companies	5	-	3,169	-	-
- jointly controlled entities	6	76,349	74,862	72,858	71,373
- fellow subsidiaries	16	2,512	1,867	315	1,815
		787,392	775,695	632,481	356,095

19. Bank Loans

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
Bank loans				
- secured	-	33,531	-	-
- unsecured	274,223	175,714	235,799	133,133
	274,223	209,245	235,799	133,133

The secured bank loans for the previous year were secured by a mortgage over the assets of a subsidiary.

Interest is charged at 0.42% to 7.25% (2000: 5.41% to 6.60%) per annum.

20. Long-Term Liabilities

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Term loans	21	3,376,961	3,224,066	868,698	612,312
Finance lease creditors	22	52,692	53,620	-	-
Other long-term liabilities	23	48,009	85,245	-	-
		3,477,662	3,362,931	868,698	612,312
Repayable within 12 months		171,660	993,724	-	10,000
Repayable after 12 months		3,306,002	2,369,207	868,698	602,312
		3,477,662	3,362,931	868,698	612,312

21. Term Loans

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Secured		2,459,804	2,561,585	-	-
Unsecured		917,157	662,481	868,698	612,312
		3,376,961	3,224,066	868,698	612,312
Repayable within 12 months		145,498	934,394	-	10,000
Repayable after 12 months	25	3,231,463	2,289,672	868,698	602,312
		3,376,961	3,224,066	868,698	612,312
(a) Secured term loans					
Repayable within 12 months		116,538	924,394	-	-
Repayable after 12 months		2,343,266	1,637,191	-	-
		2,459,804	2,561,585	-	-

The above term loans are generally secured by:

- mortgages on the borrowing subsidiaries' land and buildings, properties under development, development properties for sale and/or hotel properties; and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties.

The secured term loans bear interest at rates ranging from 1.64% to 8.25% (2000: 2.34% to 8.25%).

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
(b) Unsecured term loans				
Repayable within 12 months	28,960	10,000	-	10,000
Repayable after 12 months	888,197	652,481	868,698	602,312
	917,157	662,481	868,698	612,312

The unsecured term loans bear interest at rates ranging from 1.41% to 6.19% (2000: 2.25% to 3.87%).

22. Finance Lease Creditors

At balance sheet date, the Group had obligations under finance leases that are repayable as follows:

	2001			2000		
	Payment	Interest	Principal	Payment	Interest	Principal
The Group	$'000	$'000	$'000	$'000	$'000	$'000
Within 1 year	4,617	-	4,617	3,334	-	3,334
After 1 year but within 5 years	42,987	-	42,987	40,702	-	40,702
After 5 years	5,088	-	5,088	9,584	-	9,584
	52,692	-	52,692	53,620	-	53,620

Under the terms of the lease agreements, no contingent rents are payable.

The finance lease creditors are repayable by monthly instalments of varying amounts. The finance charge is taken to the profit and loss account when incurred.

23. Other Long-Term Liabilities

		The Group	
	Note	2001	2000
		$'000	$'000
Advances from minority shareholders of certain subsidiaries. These are unsecured and interest of 1.5%-5.0% (2000: 5.0%) per annum was charged		18,382	33,224
Advance from a minority shareholder of a subsidiary. This advance is unsecured and interest free and is expected to be repaid in the next 12 months		-	22,772
Deferred real estate tax repayable in 10 equal annual instalments commencing in July 1999		19,659	17,010
Miscellaneous (principally deposits received and payables, not expected to be refunded or paid within the next 12 months)		9,968	12,239
		48,009	85,245
Repayable within 12 months		21,545	55,996
Repayable after 12 months	25	26,464	29,249
		48,009	85,245

24. Bonds and Notes

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Secured		611,400	423,848	-	-
Unsecured		948,000	975,000	723,000	750,000
		1,559,400	1,398,848	723,000	750,000
Repayable within 12 months		541,400	480,000	400,000	200,000
Repayable after 12 months	25	1,018,000	918,848	323,000	550,000
		1,559,400	1,398,848	723,000	750,000
(a) Secured Bonds and Notes					
Repayable within 12 months		141,400	280,000	-	-
Repayable after 12 months		470,000	143,848	-	-
		611,400	423,848	-	-

These comprise:

(i) $141.4 million (KRW 105 billion) secured non-guaranteed notes which comprise 29 notes issued by a subsidiary at various floating interest rates ranging from 6.06% to 8.24% (2000: 8.15% to 8.46%) per annum during the year. These notes are collaterised on the land, hotel building and certain fixtures of the subsidiary.

(ii) $470 million medium term notes ("MTNs") which comprise 4 series issued by a subsidiary at various fixed rates as part of a $550 million secured MTN programme established in 2001. The MTNs bear interest ranging from 3.38% to 4.815% per annum and are secured by a mortgage over the commercial building and the land jointly owned by two subsidiaries, as well as rental and insurance proceeds to be derived from the said properties. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective maturity dates from May 2004 to June 2006.

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
(b) Unsecured Bonds and Notes				
Repayable within 12 months	400,000	200,000	400,000	200,000
Repayable after 12 months	548,000	775,000	323,000	550,000
	948,000	975,000	723,000	750,000

These comprise:

(i) $250 million fixed rate bonds issued by the Company bearing interest at 5% per annum. Unless previously purchased and cancelled, the bonds will be redeemed at 100% of their principal amount on 9 April 2002;

(ii) $473 million MTNs which comprise 10 series issued by the Company at various fixed rates as part of a $700 million MTN programme established in 1999. The MTNs bear interest ranging from 2.7% to 5.5% per annum. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective dates from March 2002 to June 2010;

(iii) $165 million fixed rate bonds issued by a subsidiary bearing interest at 5.25% per annum. Unless previously redeemed or purchased and cancelled, the bonds will be redeemed at 100% of their principal amount on 11 April 2005; and

(iv) $60 million fixed rate bonds issued by a subsidiary bearing interest at 5.275% per annum. Unless previously purchased and cancelled, the bonds will be redeemed at 100% of their principal amount on 13 July 2005.

25. Interest-Bearing Loans and other Borrowings

	Note	The Group 2001	The Group 2000	The Company 2001	The Company 2000
		$'000	$'000	$'000	$'000
Term loans					
- repayable after 12 months	21	3,231,463	2,289,672	868,698	602,312
Finance lease creditors					
- repayable after 12 months	22	48,075	50,286	-	-
Other long-term liabilities	23	26,464	29,249	-	-
Bonds and notes					
- repayable after 12 months	24	1,018,000	918,848	323,000	550,000
		4,324,002	3,288,055	1,191,698	1,152,312

26. Employee Benefits

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
Present value of unfunded obligations	26,659	25,130	-	-
Present value of funded obligations	39,803	32,343	-	-
Fair value of plan assets	(47,115)	(38,983)	-	-
Present value of net obligations	19,347	18,490	-	-
Unrecognised actuarial losses	1,016	1,078	-	-
Liability for defined benefit obligations	20,363	19,568	-	-
Liability for short-term accumulating compensated absences	13,307	12,124	1,493	1,383
Liability for long service leave	32	28	-	-
	33,702	31,720	1,493	1,383
Current	13,567	16,625	1,493	1,383
Non-current	20,135	15,095	-	-
	33,702	31,720	1,493	1,383

	The Group 2001	The Group 2000
	$'000	$'000
Movements in liability for defined benefit obligations		
Balance at beginning of the year	19,568	21,901
Contributions received	(7,812)	(8,773)
Expense recognised during the year	8,095	7,846
Exchange differences on translation	512	(1,406)
Balance at end of the year	20,363	19,568

26. Employee Benefits (cont'd)

	The Group	
	2001	2000
	$'000	$'000
Expense recognised in the profit and loss account		
Current service costs	5,945	4,958
Interest on obligation	1,869	2,306
Expected return on plan assets	(111)	(129)
Actuarial losses	392	467
Amortisation of past service costs	-	244
	8,095	7,846

The expense is recognised in the following line items in the profit and loss account:

	2001	2000
Cost of sales	4,657	4,718
Administrative expenses	2,972	2,634
Other operating expenses	466	494
	8,095	7,846

Principal actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2001	2000
	%	%
Discount rate at 31 December	6.00 - 7.06	6.50 -9.40
Expected return on plan assets at 31 December	9.00	9.00
Future salary increases	4.00 - 7.50	4.00 - 9.40
Future pension increases	4.50 - 5.00	4.50 - 5.00

Past service cost and net actuarial results are amortised over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 14 years.

27. Provisions

	The Group 2001
	$'000
Balance at beginning of the year	11,954
Provisions utilised during the year	(2,570)
Exchange differences on translation	495
Balance at end of the year	9,879
Current	1,274
Non-current	8,605
	9,879

Provisions of the Group as at 31 December 2001 comprise mainly onerous contracts.

28. Share Capital

	The Company			
	2001		2000	
	Number of shares	$'000	Number of shares	$'000
Authorised:				
Ordinary shares of $0.50 each	4,000,000,000	2,000,000	4,000,000,000	2,000,000
Issued and fully paid:				
Ordinary shares of $0.50 each	801,021,724	400,511	801,021,724	400,511

29. Reserves

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Share premium	945,032	945,032	931,910	931,910
Capital reserve	148,721	148,721	63,743	63,743
Exchange fluctuation reserve	124,999	62,410	(255)	(705)
Retained profits	2,349,957	2,353,672	2,031,267	1,973,981
	3,568,709	3,509,835	3,026,665	2,968,929

The Group and the Company

The application of the share premium account is governed by Sections 69-69F of the Companies Act, Chapter 50.

The capital reserve comprises mainly negative goodwill on consolidation of subsidiaries.

The exchange fluctuation reserve comprises foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operation of the Group, translation of liabilities that hedge the Group's net investment in entities and translation of long-term foreign currency inter-company loans.

In accordance with SAS No. 1 (Revised 1999), movements in reserves for the Group and the Company are set out in the Consolidated Statement of Changes in Equity and the Statement of Changes in Equity respectively.

	The Group	
	2001	2000
	$'000	$'000
Unappropriated profits are retained in:		
- The Company	2,031,267	1,973,981
- Subsidiaries	307,110	329,974
- Associated Companies	3,062	3,262
- Jointly Controlled Entities	8,518	46,455
	2,349,957	2,353,672

30. Turnover

(a) Turnover of the Company includes gross rental income, dividend income (including gross dividends from subsidiaries), property development income and hotel income.

(b) Turnover of the Group includes gross rental income, club income, net results from sale of investment, dividend income, project management and consultancy fees, income from owning and operating hotels and property development income but excludes intra-group transactions.

(c) Property development income consists of sale proceeds of commercial and residential properties and in respect of projects under development, an appropriate portion of the contracted sales value on which profits have been recognised under the percentage of completion method.

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Property development	458,731	611,825	274,855	174,024
Hotel operations	1,493,566	1,743,521	32,969	31,260
Rental and car park income	216,478	206,194	25,645	22,490
Gross dividends from investments				
- Unquoted subsidiaries	-	-	50,739	10,619
- Unquoted jointly controlled entities	-	-	43,760	7,720
- Fellow subsidiaries				
- Quoted	4,423	689	3,683	557
- Unquoted	1,688	1,688	1,688	1,688
- Others				
- Quoted equity investments	492	732	-	-
- Unquoted equity investments	753	762	753	762
Others	50,871	60,917	-	-
	2,227,002	2,626,328	434,092	249,120

31. Profit from Ordinary Activities before Taxation

Profit from ordinary activities before taxation includes the following:

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
(a) Other operating income				
Interest income				
- fixed deposits	20,449	53,811	3,988	3,310
- associated companies	235	256	-	-
- jointly controlled entities	15,581	37,218	6,468	14,400
- fellow subsidiaries	992	3,590	899	3,546
- subsidiaries	-	-	8,069	13,992
- others	12,792	6,385	4,228	930
(Loss)/Profit on sale of property, plant and equipment	(399)	102	-	72
Excess of cash distribution arising from a capital reduction exercise of a subsidiary	-	-	-	346,541
Gain on disposal of equity interest in subsidiary	-	338	-	-
Management fees and miscellaneous income	2,207	15,496	5,333	7,003
Exchange gain (net)	14,101	4,706	4,969	-
	65,958	121,902	33,954	389,794
(b) Staff cost				
Wages and salaries	530,948	550,508	30,297	29,527
Contributions to defined contribution plans	66,172	68,481	1,490	882
Increase in liability for defined benefit plans	8,095	7,846	-	-
Increase in liability for long service leave	4	-	-	-
Increase in liability for short-term accumulating compensated absences	1,183	567	110	346
Other pension costs	15,644	16,042	-	-
	622,046	643,444	31,897	30,755
Average number of employees	14,337	16,513	747	773

31. Profit from Ordinary Activities before Taxation (cont'd)

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
(c) Other expenses				
Auditors' remuneration				
- auditors of the Company				
- current	1,045	1,288	415	285
- underprovision in respect of prior year	145	10	106	5
- other auditors of the subsidiaries				
- current	3,099	2,469	2	2
- underprovision in respect of prior year	80	3	-	-
Other professional fees				
- auditors of the Company	567	2,662	169	41
- other auditors of the subsidiaries	3,153	1,693	-	2
Amortisation of deferred financial charges	5,265	1,803	627	531
Amortisation of intangible assets	332	10,013	-	4,120
Allowance for doubtful trade debts	319	2,033	67	285
Depreciation of property, plant and equipment	200,702	189,909	14,483	13,287
Directors' remuneration				
- directors of the Company	5,449	8,108	4,617	4,743
- other directors	6,552	8,723	-	-
Exchange loss (net)	-	-	-	145
Property, plant and equipment written off	24,826	31,554	50	170
Allowance for diminution in value of investments made/(written back) (net)	5,013	(1,660)	-	-
Allowance for foreseeable losses on development properties (net)	51,144	5,351	34,834	3,500
Impairment losses for intangible assets (net)	77	-	-	-
Impairment losses for property, plant and equipment	27,891	-	-	-
Impairment losses made for investment in subsidiaries	-	-	-	29,500
Impairment losses made for investment in jointly controlled entities	-	-	-	1,500
Bad debts written off	83	-	-	-
Bad debts recovered - trade	(45)	(14)	-	-
Write-down in value of property, plant and equipment	-	28,500	-	-

31. Profit from Ordinary Activities before Taxation (cont'd)

(d) Directors' Remuneration

Disclosure of directors' remuneration, in compliance with the requirements of the Singapore Exchange Securities Trading Limited, is as set out below:

Remuneration	Number of directors 2001	2000
$500,000 and above	2	3
$250,000 to $499,999	1	1
Below $250,000	8	7
	11	11

(e) Finance Costs

	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Interest expense				
- subsidiaries	-	-	5,502	-
- jointly controlled entities	1,496	985	1,486	985
- bonds	58,615	64,775	29,763	-
- banks	188,082	196,184	32,115	29,053
- others	10,576	11,760	29	26,822
Total borrowing costs	258,769	273,704	68,895	56,860
Less: Borrowing costs capitalised in development properties and property, plant and equipment	(25,227)	(25,957)	(20,594)	(10,663)
	233,542	247,747	48,301	46,197

32. Taxation

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
(a) Tax Charge				
Based on current year's results:				
- Current	66,551	134,718	43,090	43,285
- Deferred	4,316	4,858	904	1,358
	70,867	139,576	43,994	44,643
- Associated companies	3	362	-	-
- Jointly controlled entities	13,901	16,067	-	-
	84,771	156,005	43,994	44,643
(Over)/Underprovision in respect of prior years:				
- Current	(19,641)	(5,898)	(3,428)	-
- Deferred	1,405	(75)	-	-
	(18,236)	(5,973)	(3,428)	-
- Jointly controlled entities	-	25	-	-
	(18,236)	(5,948)	(3,428)	-
	66,535	150,057	40,566	44,643
Taxation charge for the year:				
- The Company and subsidiaries	52,631	133,603	40,566	44,643
- Associated companies	3	362	-	-
- Jointly controlled entities	13,901	16,092	-	-
	66,535	150,057	40,566	44,643

The Company

The tax charge for the year is higher than that arrived at by applying the standard rate of tax of 24.5% (2000: 25.5%) to the profit for the year principally due to certain expenses being disallowed for tax purposes.

The Group

The tax charge for the Group differs from that arrived at by applying the standard rate of tax of 24.5% (2000: 25.5%) to the profit for the year. This is mainly due to:

(i) certain expenses principally, depreciation on buildings, being disallowed for tax purposes;

(ii) timing differences in the treatment of certain items for accounting and tax purposes and for which the related deferred tax benefits have not been recognised;

(iii) losses incurred by some subsidiaries which cannot be offset against profits earned by other companies in the Group. However, these losses are available for set-off against future profits of the subsidiaries subject to the agreement of the relevant tax authorities; and

(iv) varying statutory tax rates of different countries in which the Group operates.

32. Taxation (cont'd)

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
(b) Provision for Taxation				
Balance at beginning of the year	278,562	278,671	182,960	199,763
Payment during the year	(172,430)	(133,639)	(138,283)	(60,088)
Charge for the year	46,910	128,820	39,662	43,285
Transfer (to)/from deferred taxation	(2,083)	6,905	(2,068)	-
Exchange differences on translation	425	(2,222)	-	-
Others	-	27	-	-
Balance at end of the year	151,384	278,562	82,271	182,960
(c) Deferred Taxation				
Balance at beginning of the year	54,139	56,724	6,491	5,133
Charge for the year	5,721	4,783	904	1,358
Transfer from/(to) provision for taxation	2,083	(6,905)	2,068	-
Exchange differences on translation	151	(842)	-	-
Others	(305)	379	-	-
Balance at end of the year	61,789	54,139	9,463	6,491
This is represented by:				
Deferred tax liability in respect of timing differences relating to property, plant and equipment and other items	52,159	46,120	9,463	6,491
Potential income tax liability arising from fair market value adjustments to properties held by subsidiaries recognised at the time of acquisition by the Group	9,630	8,019	-	-
	61,789	54,139	9,463	6,491

33. Earnings Per Share

The basic earnings per share is calculated using the following information:

- the net profit for the year of $41,643,000 (2000: $286,747,000).
- number of ordinary shares in issue of 801,021,724 (2000: 801,021,724) shares.

34. Holding Company

The directors consider the immediate and ultimate holding company to be Hong Leong Investment Holdings Pte. Ltd., a company incorporated in the Republic of Singapore.

35. Professional Fees

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	192	247	183	-
- included as cost of property, plant and equipment and cost of development properties	711	2,983	711	2,408
	903	3,230	894	2,408

36. Significant Related Party Transactions

In addition to the transactions set out in note 30, 31 and 35, there were the following significant related party transactions:

(a) The Group purchased and sold shares through a stock broking company, which is a related corporation. The transactions set out below were carried out in the normal course of business of the stock broking company:

	The Group	
	2001	2000
	$'000	$'000
Purchases of shares	-	35,553
Sales of shares	1,204	3,720

(b) Rental, management and maintenance services entered into with related parties are as follows:

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Rental, management and maintenance services received and receivable from:				
- immediate and ultimate holding company	19	17	-	-
- subsidiaries	-	-	2,617	2,390
- fellow subsidiaries	1,487	1,536	632	842
- jointly controlled entities	1,629	3,638	1,629	1,369
	3,135	5,191	4,878	4,601
Rental, management and maintenance services paid and payable to:				
- subsidiaries	-	-	4,321	4,173
- fellow subsidiaries	315	-	-	-

Rental and maintenance services were charged at rates applicable in the normal course of business of the Group and the Company, while the pricing for management services was based on a cost recovery basis.

37. Changes in Accounting Policies

(a) Adoption of new and revised accounting standards

In 2001, the Group and the Company adopted nine new and revised standards in the manner described below:

SAS 8 (revised 2000) – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies

The adoption of SAS 8 resulted in the Group and the Company reclassifying extraordinary items to operating items as these items do not meet the recognition criteria set out in the standard. Comparatives have been restated.

SAS 10 (revised 2000) - Events after the Balance Sheet Date

The adoption of SAS 10 resulted in the Group and the Company reversing the liability for proposed final dividends. The new accounting policy is to recognise proposed final dividends only after they have been formally declared payable by shareholders {refer to note 2(xxiii)(d)}. The change has been applied retrospectively by adjusting the opening balances of retained profits at 1 January 2000 and 2001. Comparatives have been restated.

SAS 17 (2000) – Employee Benefits

The adoption of SAS 17 resulted in the Group and the Company making provisions for the obligations in respect of short-term employee benefits in the form of accumulating compensated balances. These obligations are provided when the employees render services that increase their entitlement to future compensated absences {refer to note 2(xix)(c)}. The new accounting policy has been applied retrospectively by adjusting the opening balances of retained profits at 1 January 2000 and 2001. Comparatives have been restated.

SAS 31 (2000) – Provisions, Contingent Liabilities and Contingent Assets

The adoption of SAS 31 has no impact on the Group's opening balances of retained profits. Comparatives have been restated.

SAS 34 (2000) – Intangible Assets

The adoption of SAS 34 resulted in the Group reversing those intangible assets that do not meet the recognition criteria set out in the standard. The reversal has been accounted for by adjusting the opening balances of retained profits. Comparatives have been restated.

SAS 22 (revised 2000) – Business Combinations

On adoption of SAS 22, the Group changed its accounting policy on the treatment of goodwill and negative goodwill arising on acquisition of business {refer to note 2(v)}. The Group adopted the transitional provision of not restating the goodwill (or negative goodwill) that has previously been written off against retained profits, and will include the attributable goodwill (negative goodwill) in the determination of profit or loss when the businesses are disposed of or discontinued. The result of adopting this transitional provision is that the adoption of SAS 22 has no effect on the comparatives or the opening balances of retained profits.

Other Standards

The adoption of SAS 32 (2000) – *Financial Instruments: Disclosure and Presentation,* SAS 35 (2000) – *Discontinuing Operations* and SAS 36 (2000) – *Impairment of Assets,* did not give rise to any adjustments to the opening balances of retained profits of the prior or current years or to changes in comparatives.

37. Changes in Accounting Policies (cont'd)

(b) Effects of changes in accounting policies

The changes in accounting policies, to the extent that they are applied retrospectively, have the following impact (net of tax):

	Note	The Group		The Company	
		2001	2000	2001	2000
		$'000	$'000	$'000	$'000
Effects of changes in accounting policy on retained profits:					
Opening retained profits, as previously reported		2,314,507	2,069,775	1,930,023	1,548,650
Effects of adopting SAS 10 (dividends proposed)	38	45,358	44,757	45,358	44,757
Effects of adopting SAS 17 (employee benefits)		(1,926)	(1,359)	(1,400)	(1,054)
Effects of adopting SAS 34 (intangible assets)		(4,267)	-	-	-
Opening retained profits, restated		2,353,672	2,113,173	1,973,981	1,592,353
Effects of changes in accounting policy on net profit for the year:					
Net profit before changes in accounting policies		42,826	291,581	102,754	426,731
Effects of adopting SAS 17 (employee benefits)		(1,183)	(567)	(110)	(346)
Effects of adopting SAS 34 (intangible assets)		-	(4,267)	-	-
Net profit for the year		41,643	286,747	102,644	426,385

38. Dividends

	Note	The Group and The Company 2001	2000
		$'000	$'000
As previously reported:			
- Final dividend proposed of 15% per share less tax at 24.5%		-	45,358
Effects of adopting SAS 10:			
- Reversal of final dividend proposed of 15% per share less tax at 24.5%		-	(45,358)
- Final dividend paid of 15% per share less tax at 25.5% in respect of year 1999	37	-	44,757
		-	(601)
Final dividend paid of 15% per share less tax at 24.5% in respect of year 2000	37	45,358	-
		45,358	44,757

After the balance sheet date, the directors proposed the following dividends, which have not been provided for:

	The Group and The Company 2001	2000
	$'000	$'000
Final dividend proposed of 15% (2000: 15%) per share less tax at 24.5% (2000: 24.5%)	45,358	45,358

39. Commitments

(a) The Group and the Company has the following commitments as at the balance sheet date:

	The Group 2001	2000	The Company 2001	2000
	$'000	$'000	$'000	$'000
(i) Development expenditure contracted but not provided for in the financial statements	201,432	155,828	149,566	96,689
(ii) Capital expenditure contracted but not provided for in the financial statements	17,597	68,308	46	1,328
(iii) Capital commitment in respect of land purchases for which deposits have been paid	39,163	8,407	-	8,162
(iv) Non-cancellable operating lease commitments:				
- Within 1 year	29,804	28,218	-	-
- After 1 year but within 5 years	98,256	101,324	-	-
- After 5 years	404,991	441,860	-	-
	533,051	571,402	-	-

39. Commitments (cont'd)

(a) The Group and the Company has the following commitments as at the balance sheet date: (cont'd)

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
(v) Forward foreign exchange contracts				
- Purchases	65,570	59,237	-	-
- Sales	65,379	56,521	-	-

(b) In addition, the Group has the following commitments:

(i) Certain subsidiaries of the Group have the following obligations with the relevant authorities in Malaysia:

- Republic Hotels & Resorts Limited ("RHR") to divest its 100% interest in its subsidiary, Copthorne Orchid Penang Sdn. Bhd. by 49% to Malaysians within a period of 5 years from November 1989. RHR had, in March 2002, obtained an extension for this divestment to 30 June 2002.

- ATOS Holding AG to divest its 100% interest in its subsidiary, CDL Hotels (Malaysia) Sdn. Bhd. by 49% to Malaysians by 31 December 2003.

(ii) Under the terms of a management agreement with a third party which will expire on 31 December 2003, a subsidiary, CDL Hotels (Korea) Ltd, has an obligation to pay an annual management fee, computed based on a certain percentage of the gross operating profit of the subsidiary. A management fee of KRW3.2 billion ($4.4 million) [2000: KRW3.5 billion ($4.7 million)] was paid in respect of the current financial year.

(iii) Under the terms of the shareholders' agreement entered into between a subsidiary, Harrow Entertainment Pte Ltd ("Harrow"), and the minority shareholder of another subsidiary, City Elite Pte Ltd ("City Elite"), in the event that Harrow's loan to City Elite is repaid in full out of the cash proceeds generated from the operations within 30 months from October 2000, Harrow has an obligation to divest 10% equity interest in City Elite to the minority shareholder, either:

(i) by selling 10% shareholding at par; or

(ii) through the issue of such number of new ordinary shares of $1 each at par such that the shareholdings of Harrow and the minority shareholder will be in the proportion of 60:40.

40. Contingent Liabilities (unsecured)

As at the balance sheet date, the Group and the Company has the following indemnities and guarantees:

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Guarantees issued on behalf of:				
- subsidiaries	-	-	17,380	18,102
- jointly controlled entities	-	1,626	-	1,626
Indemnities given to financial institutions for performance guarantees issued on behalf of subsidiaries	-	-	2,331	2,387
	-	1,626	19,711	22,115

40. Contingent Liabilities (unsecured) (cont'd)

(a) A claim has been made against a subsidiary in USA, arising from its consultancy advice to a hotel operator in connection with the construction of a hotel in the USA. The claim is in the sum of US$20 million (approximately $36.6 million) for loss of profits and a further US$9 million (approximately $16.5 million) in damages. The trial in the matter has been indefinitely postponed, but external legal counsel now believes a trial in 2002 is probable.

(b) The Millenium Hilton, New York was damaged in the terrorist attacks of 11 September 2001 and has remained closed since that date.

The property is fully insured for property damage and in respect of business interruption throughout a period of closure and for a period of 12 months after the hotel re-opens. It is considered that the carrying value of the hotel recorded in the financial statements at 31 December 2001 is supportable, based on this insurance cover in place.

Insurance specialists have been engaged, and are reviewing all aspects of the related claims. Interim payments of US$10 million (approximately $18.3 million) were received as at 31 December 2001 and a further US$5 million (approximately $9.2 million) has been received in the period since the year end. It is evident that the various aspects of this claim will take time to resolve and it is not anticipated that the hotel will re-open during 2002.

41. Financial Instruments

(a) Financial risk management objectives and policies

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business activities. The Group's overall objectives and policies focus on managing financial risks by using financial instruments, where appropriate. Use of derivatives are for hedging purposes only against specific exposures and are entered into in a manner consistent with the overall policies of the Group. The Group does not enter into derivative transactions for speculative purposes.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of these financial assets.

Transactions involving financial instruments are entered into only with counterparties that are of acceptable credit quality.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to its interest-bearing financial assets and debt obligations. The Group adopts a policy of managing its interest rate exposure by maintaining a mix of debt portfolio with both fixed and floating rates of interest. Where appropriate, the Group uses interest rate swaps and other derivative financial instruments to hedge its interest rate exposure for specific underlying debt obligations.

41. Financial Instruments (cont'd)

Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

The Group	Note	Effective Interest Rates	Total	Within 1 year	1 to 5 years	After 5 years
		% per annum	$'000	$'000	$'000	$'000
Financial Assets						
Cash and cash equivalents		0.30 to 5.20	542,603	542,603	-	-
Amounts owing by associated companies	5	5.00 to 10.00	4,450	4,450	-	-
Amounts owing by jointly controlled entities	6	0.60 to 10.00	400,866	400,866	-	-
			947,919	947,919	-	-
Financial Liabilities						
Term loans	21					
- secured		1.65 to 7.40	(2,459,804)	(2,459,804)	-	-
- unsecured		1.41 to 3.31	(917,157)	(917,157)	-	-
Bank loans (unsecured)	19	0.42 to 3.95	(274,223)	(274,223)	-	-
Bank overdrafts	17					
- secured		5.19 to 6.32	(1,886)	(1,886)	-	-
- unsecured		7.75 to 8.30	(1,720)	(1,720)	-	-
Finance lease creditors (secured)	22	5.58 to 7.82	(52,692)	(4,617)	(42,987)	(5,088)
Bonds and notes	24					
- secured		3.38 to 6.12	(611,400)	(141,400)	(470,000)	-
- unsecured		2.70 to 5.50	(948,000)	(400,000)	(398,000)	(150,000)
Amounts owing to jointly controlled entities	6	1.19 to 1.69	(62,471)	(62,471)	-	-
Amounts owing to other shareholders	23	1.50 to 5.00	(18,382)	(18,382)	-	-
			(5,347,735)	(4,281,660)	(910,987)	(155,088)
Total			(4,399,816)	(3,333,741)	(910,987)	(155,088)

41. Financial Instruments (cont'd)

Effective interest rates and repricing analysis (cont'd)

The Company	Note	Effective Interest Rates	Total	Within 1 year	1 to 5 years	After 5 years
		% per annum	$'000	$'000	$'000	$'000
Financial Assets						
Cash and cash equivalents		0.30 to 4.38	297,430	297,430	-	-
Amounts owing by subsidiaries	4	0.49 to 5.00	378,268	378,268	-	-
Amounts owing by jointly controlled entities	6	1.50 to 2.50	327,192	327,192	-	-
			1,002,890	1,002,890	-	-
Financial Liabilities						
Term loans (unsecured)	21	1.41 to 3.31	(868,698)	(868,698)	-	-
Bank loans (unsecured)	19	0.42 to 3.95	(235,799)	(235,799)	-	-
Bonds and notes (unsecured)	24	2.70 to 5.50	(723,000)	(400,000)	(173,000)	(150,000)
Amounts owing to subsidiaries	4	2.60 to 3.99	(297,715)	(297,715)	-	-
Amounts owing to jointly controlled entities	6	1.19 to 1.69	(62,471)	(62,471)	-	-
			(2,187,683)	(1,864,683)	(173,000)	(150,000)
Total			(1,184,793)	(861,793)	(173,000)	(150,000)

41. Financial Instruments (cont'd)

Foreign currency risk

The Group manages its foreign exchange exposure by a policy of matching receipts and payments, asset purchases and borrowings in each individual currency. Forward foreign exchange contracts are used purely as a hedging tool where active market for the relevant currencies exist to minimise the Group's exposure to movements in exchange rates on firm commitments and specific transactions.

Wherever necessary, the Group finances its property, plant and equipment purchases by using the relevant local currency cash resources and arranging for bank facilities denominated in the same currency. This enables the Group to limit translation exposure to its balance sheet arising from consolidation of the Group's overseas net assets.

(b) Fair values

Recognised financial instruments

The aggregate net fair values of financial assets and liabilities which are not carried at fair values in the balance sheet as at 31 December 2001 are represented in the following table:

	Note	Carrying amount 2001	Fair value 2001
		$'000	$'000
The Group			
Financial Assets			
Quoted investments			
- Non-current		16,452	21,797
- Current		12,239	14,113
Amounts owing by jointly controlled entities		8,553	7,940
		37,244	43,850
Financial Liabilities			
Bonds and notes			
- Secured		(470,000)	(477,440)
- Unsecured		(548,000)	(566,294)
Finance lease creditors (secured)		(52,692)	(56,277)
		(1,070,692)	(1,100,011)
Total		(1,033,448)	(1,056,161)
The Company			
Financial Assets			
Quoted investments (non-current)		12,195	17,530
Financial Liabilities			
Bonds and notes (unsecured)		(323,000)	(331,325)
Total		(310,805)	(313,795)

41. Financial Instruments (cont'd)

(b) Fair values (cont'd)

The fair value of non-current quoted securities is their quoted bid price at the balance sheet date. The fair value of non-current unquoted securities are not determined due to lack of information to estimate such fair value and excessive costs may be incurred. For other financial instruments, fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

Except as disclosed above, the fair values of other financial assets and liabilities approximate their carrying amounts.

At the end of the financial year, the Group has no significant exposure to unrecognised financial instruments.

(c) No comparative information is presented for the fair values of financial assets and liabilities because of inability to obtain the required information without incurring excessive costs.

42. Statutory Information Required by Paragraph 7 of the Ninth Schedule, Companies Act, Chapter 50

The Group's and the Company's liabilities payable and debts receivable at the balance sheet date are estimated to be due as follows:

	2001		2000	
	Liabilities Payable	Debts Receivable	Liabilities Payable	Debts Receivable
	$'000	$'000	$'000	$'000
The Group				
Within 2 years	2,496,319	748,724	3,537,389	868,618
From 2 to 5 years	3,513,020	122,554	2,232,276	137,830
After 5 years	287,909	-	302,863	-
	6,297,248	871,278	6,072,528	1,006,448
The Company				
Within 2 years	1,590,044	919,263	1,233,893	869,775
From 2 to 5 years	803,698	15,923	652,312	98,089
After 5 years	150,000	-	150,000	-
	2,543,742	935,186	2,036,205	967,864

For the preparation of this information :

(a) Debts receivable of the Group and the Company comprise trade debtors, accrued receivables, other debtors, deposits, prepayments, amounts owing by associated companies, jointly controlled entities, fellow subsidiaries and subsidiaries.

(b) Deferred taxation which mainly relates to property, plant and equipment is excluded.

43. Segment Reporting

(a) Business Segments

2001	Property Development $'000	Hotel Operations $'000	Rental $'000	Others $'000	Total $'000
Revenue	458,731	1,493,566	216,478	58,227	2,227,002
Segment results	59,682	78,221	22,414	(21,431)	138,886
Taxation					(66,535)
Minority interests					(30,708)
Net profit for the year					41,643
Significant Non-Cash Transactions					
Depreciation	1,574	148,058	46,752	4,318	200,702
Amortisation	307	3,571	1,191	528	5,597
Impairment losses	-	-	27,303	665	27,968
2000					
Revenue	611,825	1,743,521	206,194	64,788	2,626,328
Segment results	255,402	253,008	25,421	12,328	546,159
Taxation					(150,057)
Minority interests					(109,355)
Net profit for the year					286,747
Significant Non-Cash Transactions					
Depreciation	2,569	136,906	47,137	3,297	189,909
Amortisation	426	9,766	1,554	70	11,816
2001					
Assets and Liabilities					
Segment assets	3,017,186	5,434,930	3,001,327	486,696	11,940,139
Segment liabilities	1,785,732	2,447,859	1,626,774	285,499	6,145,864
Capital expenditure	9,429	223,436	15,439	6,662	254,966
2000					
Assets and Liabilities					
Segment assets	2,701,369	5,315,553	3,049,192	564,502	11,630,616
Segment liabilities	1,691,012	2,431,021	1,346,245	325,688	5,793,966
Capital expenditure	8,577	714,107	8,553	3,051	734,288

43. Segment Reporting (cont'd)

(b) Geographical Segments

	East and South East Asia	North America and Europe	Australia and New Zealand	Total
	$'000	$'000	$'000	$'000
2001				
Total revenue from external customers	1,088,956	986,713	151,333	2,227,002
Segment assets	7,820,169	3,753,392	366,578	11,940,139
Capital expenditure	55,456	186,873	12,637	254,966
2000				
Total revenue from external customers	1,245,823	1,190,181	190,324	2,626,328
Segment assets	7,621,109	3,580,128	429,379	11,630,616
Capital expenditure	186,916	542,841	4,531	734,288

44. Subsidiaries

The following are the Company's subsidiaries:

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2001	2000	2001	2000
			%	%	$'000	$'000
(i) Direct subsidiaries						
Allinvest Holding Pte Ltd/ Property owner	Singapore	Ordinary	100	100	20,003	20,003
Aston Properties Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	28,600	28,600
Baynes Investments Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	2	2
CDL Land Pte Ltd/ Property owner	Singapore	Ordinary	100	100	47,005	47,005
CDL Properties Ltd/ Property owner and investment holding	Singapore	Ordinary	100	100	305,147	305,147
Balance carried forward					400,757	400,757

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2001	2000	2001	2000
			%	%	$'000	$'000
Balance brought forward					400,757	400,757
Cairns Garden Development Pte Ltd/Property owner and developer	Singapore	Ordinary	60	60	600	600
Central Mall Pte Ltd/ Property owner	Singapore	Ordinary	100	100	10,210	10,210
Chester Properties Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	4,500	4,500
Cideco Pte. Ltd./ Property owner	Singapore	Ordinary	100	100	6,800	6,800
City Capital Corporation Pte Ltd/Property owner	Singapore	Ordinary	100	100	42,500	42,500
City Centrepoint Pte Ltd/ Property owner	Singapore	Ordinary	100	100	76,297	76,297
City Condominiums Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	10,000	10,000
^ Citydev (Labuan) Holdings Limited/Investment holding	Malaysia	Ordinary	100	100	@	@
Citydev Properties Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	10,000	10,000
City Developments Realty Limited/Investment in shares	Singapore	Ordinary	100	100	2,000	2,000
^ City (Labuan) Holdings Limited/Investment holding	Malaysia	Ordinary	100	100	@	@
City Port Development Pte Ltd/Investment holding	Singapore	Ordinary	100	100	3	3
City Project Management Pte Ltd/Provision of project management and consultancy services	Singapore	Ordinary	100	100	2,000	2,000
Balance carried forward					565,667	565,667

44. Subsidiaries (cont'd)

	Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
				2001	2000	2001	2000
				%	%	$'000	$'000
	Balance brought forward					565,667	565,667
	Cliffmont Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	@	@
	Darfera Pte Ltd/Property owner and developer	Singapore	Ordinary	100	100	18,870	18,870
	Eccott Pte Ltd/ Investment holding and property owner	Singapore	Ordinary	100	100	10,003	10,003
**	Educado Company Limited/ Investment in shares	Hong Kong	Ordinary	100	100	2,571	2,571
	Elishan Investments Pte Ltd/Property owner	Singapore	Ordinary	100	100	74,292	74,292
	Elite Holdings Private Limited/ Property owner and developer	Singapore	Ordinary	100	100	13,501	13,501
^	eMpire Investments Limited/ Investment holding	Bermuda	Ordinary	100	100	21	21
	Eton Properties Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	@	@
	Faber-Rhine Properties Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	1,002	1,002
	Grand Waterfront Pte Ltd/ Management company	Singapore	Ordinary	100	100	500	500
	Guan Realty (Private) Limited/ Property owner and investment holding	Singapore	Ordinary	100	100	2,450	2,450
	Highgrove Investments Pte Ltd/ Property owner	Singapore	Ordinary	100	100	19,000	19,000
	Hong Leong Properties Pte. Limited/ Property owner	Singapore	Ordinary	100	100	61,556	61,556
	Balance carried forward					769,433	769,433

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group		Cost of Investments	
			2001	2000	2001	2000
			%	%	$'000	$'000
Balance brought forward					769,433	769,433
Island City Garden Development Pte. Ltd./ Property owner and developer and investment holding	Singapore	Ordinary	100	100	30,670	30,670
Le Grove Management Pte Ltd/ Property management	Singapore	Ordinary	100	100	4	4
* Lingo Enterprises Limited/ Property owner	Hong Kong/ Singapore	Ordinary	100	100	21,818	21,818
Montville Investments Pte Ltd/ Property sales and ownership	Singapore	Ordinary	60	60	600	600
* Palmerston Holdings Sdn. Bhd./ Property owner and developer	Malaysia	Ordinary	51	51	302	302
		Preference	100	100	6,244	6,244
Richview Holdings Pte Ltd/ Investment holding	Singapore	Ordinary	100	100	20,003	20,003
Singapura Developments (Private) Limited/ Property owner and developer and investment holding	Singapore	Ordinary	100	100	1,303,187	1,303,187
Sunshine Plaza Pte Ltd/ Property owner and developer	Singapore	Ordinary	100	100	2,043	2,043
* Union Chain Investment Limited/Investment holding	Hong Kong	Ordinary	100	100	2	2
Total					2,154,306	2,154,306

@ Cost of investment is less than $1,000.

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
(ii) Indirect subsidiaries				
Subsidiary of eMpire Investments Limited				
* City e-Solutions Limited/ Investment holding and provision of consultancy services	Cayman Islands/ Hong Kong	Ordinary	52	52
Subsidiaries of City e-Solutions Limited				
* CDL Nominees Limited/ Nominee holding	Hong Kong	Ordinary	52	52
* Chancery Limited/ Investment holding	Hong Kong	Ordinary	52	52
CDL Hotels (Singapore) Pte Ltd/ Hotel and resort management (currently dormant)	Singapore	Ordinary	52	52
^ SWAN Holdings Limited/ Investment holding	Bermuda	Ordinary	52	52
Subsidiaries of SWAN Holdings Limited				
* SWAN Inc./Investment holding and provision of hospitality related services	United States of America	Common Stock	52	52
* Swan Risk Services Ltd./ Provision of risk management services	Bermuda	Ordinary	52	-
Subsidiary of SWAN Inc.				
* Sceptre Hospitality Resources, Inc./Provision of reservation system services	United States of America	Common Stock	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiaries of Singapura Developments (Private) Limited				
Bloomsville Investments Pte Ltd/Property owner and developer	Singapore	Ordinary	100	70
City Building Management Pte Ltd/Building maintenance and related services	Singapore	Ordinary	100	100
Golden Rajah Restaurant (Private) Limited/ Investment in shares	Singapore	Ordinary	100	100
* Millennium & Copthorne Hotels plc/Investment holding	United Kingdom	Ordinary	52	52
Tenpin (Private) Limited/ Dormant (liquidated during the year)	Singapore	Ordinary	-	100
Subsidiary of City Building Management Pte Ltd				
Empire City Consultant Pte Ltd/Estate management	Singapore	Ordinary	100	100
Subsidiaries of Millennium & Copthorne Hotels plc				
* M&C Hotels Holdings USA Limited/Investment holding	Cayman Islands/ United States of America	Ordinary	52	52
* Copthorne Hotel Holdings Limited/Investment holding	United Kingdom	Ordinary	52	52
* Millennium & Copthorne Share Trustees Limited/ Share trustee company	United Kingdom	Ordinary	52	52
* Millennium Hotels London Limited/Investment holding	United Kingdom	Ordinary	52	52
* Millennium & Copthorne (Austrian Holdings) Limited/ Investment holding	United Kingdom	Ordinary	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Indirect subsidiary of Millennium & Copthorne Hotels plc, which is held as an associated company of Copthorne Hotel Holdings Limited and Copthorne Hotels Limited				
* M&C Hotels Partnership/ Investment holding	France	N.A.	52	52
Subsidiaries of M&C Hotels Partnership				
* Copthorne Hotel (Roissy) SA/ Hotel operator	France	Ordinary	52	52
* M&C Hotels France SA/ Hotel owner	France	Ordinary	52	52
* Millennium Opéra Paris SA (formerly known as Hotel Commodore SA)/ Hotel operator	France	Ordinary	52	52
Subsidiaries of M&C Hotels Holdings USA Limited				
* M & C (CB) Limited/ Investment company	United Kingdom	Ordinary	52	52
* M & C (CD) Limited/ Investment company	United Kingdom	Ordinary	52	52
* M & C Management Services (USA) Inc./Management services company	United States of America	Common Stock	52	52
Subsidiary of M & C (CB) Limited, M & C (CD) Limited and M & C Management Services (USA) Inc.				
* M & C Holdings Delaware Partnership/Property investment holding and investment company	United States of America	N.A.	52	52
Subsidiary of M & C Holdings Delaware Partnership				
* CDL Hotels USA, Inc./ Hotel investment holding company	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of CDL Hotels USA, Inc.				
* CDL Management L.L.C./ Hotel management	United States of America	LLC Interest	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiaries of CDL Hotels USA, Inc. (cont'd)				
* CDL (New York) L.L.C./ Hotel owner	United States of America	LLC Interest	52	52
* CDL (NYL) Limited/ Investment holding	United States of America	Common Stock	52	52
* CDL West 45th Street L.L.C./ Hotel owner and operator	United States of America	LLC Interest	52	52
* M&C Nevada Hotel Corporation/ Holding company	United States of America	Common Stock	52	52
* Richfield Holdings Corporation I/ Holding company	United States of America	Common Stock & Preferred Stock	52	52
* Regal Grand Holdings Corporation I/ Holding company	United States of America	Common Stock	52	52
* Gateway Holdings Corporation I/ Holding company	United States of America	Common Stock	52	52
* RHM Holdings Corporation I/ Holding company	United States of America	Common Stock & Preferred Stock	52	52
* RHI Boston Holdings Corporation I/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Richfield Holdings Corporation I				
* Richfield Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Richfield Holdings Corporation II				
* Richfield Holdings, Inc./ Holding company	United States of America	Common Stock & Preferred Stock	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	Percentage Held by the Group 2000 %
Subsidiaries of Richfield Holdings, Inc.				
* AMEGA Employees, Inc./ Payroll Corporation	United States of America	Common Stock	52	52
* Regal Hotels International (USA), Inc./Holding company	United States of America	Common Stock	52	52
* Richfield SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
* M&C Hotel Interests, Inc. (formerly known as Richfield Hospitality Services, Inc.)/ Hotel management	United States of America	Common Stock	52	52
* AIRCOA Equity Interests, Inc./Holding company	United States of America	Common Stock	52	52
Subsidiaries of M&C Hotel Interests, Inc. (formerly known as Richfield Hospitality Services, Inc.)				
* MHM, Inc./Hotel management	United States of America	Common Stock	52	52
* Richfield Hawaiian Management, Inc./ Holding company	United States of America	Common Stock	52	52
* AIRCOA Hospitality Services, Inc./Holding company	United States of America	Common Stock	52	52
* Park Plaza Hotel Corporation/ Holding company	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of AIRCOA Hospitality Services, Inc.				
* St. Louis Operating, Inc./ Liquor licence holder	United States of America	Common Stock	52	52
* AIRCOA GP Corporation/ Hotel ownership	United States of America	Common Stock	52	52
* Anchorage Lakefront Limited Partnership/Hotel ownership	United States of America	N.A.	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Subsidiary of AIRCOA GP Corporation				
* Lakeside GP Corporation/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Park Plaza Hotel Corporation				
* Trimark Hotel Corporation/ Hotel owner and operator	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of Trimark Hotel Corporation				
* Bradenton Hotel Limited Partnership/Hotel owner (pending dissolution)	United States of America	N.A.	48	48
* Minneapolis Hotel Limited Partnership/Hotel owner and operator (pending dissolution)	United States of America	N.A.	50	50
* Trimark Management, Inc./ Hotel management	United States of America	Common Stock	52	52
Subsidiaries of AIRCOA Equity Interests, Inc.				
* Wynfield GP Corporation/ Hotel ownership	United States of America	Common Stock	52	52
* Harvest Associates, Inc./ Holding company	United States of America	Common Stock	52	52
* Newpart, L.P./ Holding company	United States of America	N.A.	39	39
Subsidiary of Wynfield GP Corporation				
* Wynfield One, Ltd./ Holding company	United States of America	N.A.	52	52
Subsidiary of Wynfield One, Ltd.				
* RHM Wynfield LLC/ Hotel ownership	United States of America	LLC Interest	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Subsidiary of Harvest Associates, Inc.				
* Boulder Hotel Associates, Ltd./ Holding company	United States of America	N.A.	51	51
Subsidiary of Newpart, L.P.				
* CAMBFS Co./ Holding company	United States of America	N.A.	40	40
Indirect subsidiary of AIRCOA Equity Interests, Inc., which is held as associated company of Newpart, L.P. and Boulder Hotel Associates, Ltd.				
* BHA-Stonehouse Associates/ Holding company	United States of America	N.A.	45	45
Subsidiaries of BHA-Stonehouse Associates				
* Regal Harvest House GP Corporation/Holding company	United States of America	Common Stock	45	45
* Regal Harvest House LP/ Hotel ownership	United States of America	N.A.	45	45
Subsidiary of Regal Harvest House LP				
* RHH Operating LLC/ Hotel owner	United States of America	LLC Interest	45	45
Subsidiary of Regal Grand Holdings Corporation I				
* Regal Grand Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Regal Grand Holdings Corporation II				
* Regal Grand Avenue, Inc./ Hotel investment holding company	United States of America	Common Stock	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	Percentage Held by the Group 2000 %
Subsidiaries of Regal Grand Avenue, Inc.				
* Regal Grand SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
* WHB Corporation/ Holding company	United States of America	Common Stock	52	52
Subsidiaries of WHB Corporation				
* Biltmore Place Operations Corp./Liquor licence holder	United States of America	Common Stock	52	52
* S.S. Restaurant Corporation/ Liquor licence holder	United States of America	Common Stock	52	52
* WHB Biltmore LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiary of Gateway Holdings Corporation I				
* Gateway Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of Gateway Holdings Corporation II				
* Gateway Hotel Holdings, Inc./ Hotel ownership	United States of America	Common Stock	52	52
Subsidiaries of Gateway Hotel Holdings, Inc.				
* Gateway Regal Holdings LLC/ Hotel owner	United States of America	LLC Interest	52	52
* Gateway SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
Subsidiary of RHM Holdings Corporation I				
* RHM Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiary of RHM Holdings Corporation II				
* Regal Hotel Management, Inc./ Hotel investment holding company	United States of America	Common Stock & Preferred Stock	52	52
Subsidiaries of Regal Hotel Management, Inc.				
* AIRCOA Hotel Partners, L.P./ Holding company	United States of America	N.A.	52	52
* Chicago Hotel Holdings, Inc./ Hotel ownership	United States of America	Common Stock	52	52
* Cincinnati Regal S.I. LLC/ Holding company	United States of America	LLC Interest	52	52
* Five Star Assurance, Inc./ Captive insurance company	United States of America	Common Stock	52	52
* RHM SPE, Inc./ Single purpose entity	United States of America	Common Stock	52	52
* RHM Management, LLC/ Hotel ownership	United States of America	LLC Interest	52	52
* RHM-88, LLC/ Hotel ownership	United States of America	LLC Interest	52	52
* Richfield Plaza, Inc./ Owner of office building	United States of America	Common Stock	52	52
Subsidiary of Cincinnati Regal S.I. LLC				
* Cincinnati S.I. Co./ Hotel owner	United States of America	N.A.	51	51

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Subsidiaries of AIRCOA Hotel Partners, L.P.				
* Durham Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
* Fourwinds Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
* Lakeside Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
* McCormick Ranch Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
Subsidiaries of Five Star Assurance, Inc.				
* Aurora Inn Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
* Buffalo Operating Partnership, L.P./ Hotel ownership	United States of America	N.A.	52	52
* Avon Wynfield Inn, Ltd./ Hotel ownership	United States of America	N.A.	52	52
Subsidiary of Aurora Inn Operating Partnership, L.P.				
* RHM Aurora LLC/ Hotel ownership	United States of America	LLC Interest	52	52
Subsidiary of Buffalo Operating Partnership, L.P.				
* Buffalo RHM Operating LLC/ Hotel owner	United States of America	LLC Interest	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	Percentage Held by the Group 2000 %
Subsidiary of Avon Wynfield Inn, Ltd.				
* Avon Wynfield LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiary of Fourwinds Operating Partnership, L.P.				
* Fourwinds Operating LLC/ Hotel owner	United States of America	LLC Interest	52	52
Subsidiaries of McCormick Ranch Operating Partnership, L.P.				
* RHM Ranch LLC/ Hotel owner	United States of America	LLC Interest	52	52
* Four Peak Management Company/Arizona condominium management	United States of America	Common Stock	52	52
Subsidiary of RHI Boston Holdings Corporation I				
* RHI Boston Holdings Corporation II/ Holding company	United States of America	Common Stock	52	52
Subsidiary of RHI Boston Holdings Corporation II				
* RHI Boston, Inc./ Holding company	United States of America	Common Stock	52	52
Subsidiary of RHI Boston, Inc.				
* Bostonian Hotel Limited Partnership/ Hotel owner	United States of America	N.A.	52	52
Subsidiaries of Copthorne Hotel Holdings Limited				
* Copthorne Aberdeen Limited/ Hotel operator	United Kingdom	Ordinary	43	43
* Copthorne Hotel (Aberdeen) Limited/Dormant	United Kingdom	Ordinary	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	Percentage Held by the Group 2000 %
Subsidiaries of Copthorne Hotel Holdings Limited (cont'd)				
* Copthorne Hotel (Birmingham) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
* Copthorne Hotel (Cardiff) Limited/Hotel operator	United Kingdom	Ordinary	52	52
* Copthorne Hotel (Effingham Park) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
* Copthorne Hotel (Gatwick) Limited/Hotel operator	United Kingdom	Ordinary & Deferred	52	52
* Copthorne Hotels Limited/ Hotel management	United Kingdom	Ordinary	52	52
* Copthorne Hotel (Merry Hill) Limited/Hotel operator	United Kingdom	Ordinary	52	39
* Copthorne Hotel (Plymouth) Limited/Hotel operator	United Kingdom	Ordinary	52	52
* Diplomat Hotel Holding Limited/Investment holding	United Kingdom	Ordinary	52	52
* London Tara Hotel Limited/ Hotel operator	United Kingdom	Ordinary	52	52
* M&C Hotels France Management SARL/ Management company	France	Ordinary	52	52
* Tara Hotels Deutschland GmbH/Hotel investment holding company	Germany	Ordinary	52	52
* Wharfside Hotels plc/ Hotel operator	United Kingdom	Ordinary	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiaries of Copthorne Hotels Limited				
* Copthorne Hotel (Newcastle) Limited/ Hotel operator	United Kingdom	Ordinary	49	49
* Copthorne Hotel (Slough) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
* Copthorne (Nominees) Limited/Investment holding	United Kingdom	Ordinary	52	52
Subsidiaries of Copthorne (Nominees) Limited				
* Copthorne Hotel (Ireland) Limited/Investment holding	Ireland	Ordinary	52	52
* Copthorne Hotels (Development) Limited/ Provision of technical services for hotel development	Ireland	Ordinary	52	52
Subsidiary of Copthorne Hotel (Merry Hill) Limited				
* Copthorne Hotel (Merry Hill) Construction Limited/ Hotel developer	United Kingdom	Ordinary	52	39
Subsidiary of Diplomat Hotel Holding Limited				
* Archyield Limited/ Hotel operator	United Kingdom	Ordinary	52	52
Subsidiary of London Tara Hotel Limited				
* Copthorne Properties Limited/Property holding	United Kingdom	Ordinary	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiaries of Tara Hotels Deutschland GmbH				
* Millennium Hotel Stuttgart GmbH/Hotel and food and beverage operator	Germany	Ordinary	52	-
* Stuttgart International Hotel Betriebsgesellschaft mbH/Hotel developer and operator (in liquidation)	Germany	Ordinary	39	39
* Tara Hotel Hannover GmbH/Hotel operator	Germany	Ordinary	52	52
Subsidiary of Stuttgart International Hotel Betriebsgesellschaft mbH				
* SI Komplex II Gastronomiebetriebsgesellschaft mbH/Restaurant operator (in liquidation)	Germany	Ordinary	39	39
Subsidiaries of Millennium Hotels London Limited				
* Millennium Hotels Limited/ Investment holding	United Kingdom	Ordinary	52	52
* CDL Hotels (Baileys) Limited/ Hotel owner and operator	United Kingdom	Ordinary	52	52
* CDL Hotels (Chelsea) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
* CDL Hotels (U.K.) Limited/ Hotel operator	United Kingdom	Ordinary	52	52
Subsidiary of Millennium Hotels Limited				
* London Britannia Hotel Limited/Hotel operator	United Kingdom	Ordinary	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiary of CDL Hotels (Chelsea) Limited				
* Millennium Chelsea Hotel Limited/Restaurant operator	United Kingdom	Ordinary	52	52
Subsidiaries of Millennium & Copthorne (Austrian Holdings) Limited				
* ATOS Holding AG/ Investment holding	Austria	Ordinary	52	52
* M & C (BB) Limited/ Investment company	United Kingdom	Ordinary	52	52
* M & C (BC) Limited/ Investment company	United Kingdom	Ordinary	52	52
Subsidiaries of ATOS Holding AG				
CDL Entertainment & Leisure Pte Ltd/Provision of management services and investment holding	Singapore	Ordinary	52	52
* CDL Hotels (Malaysia) Sdn. Bhd./Hotel owner and operator	Malaysia	Ordinary & Preference	52	52
Hong Leong International Hotel (Singapore) Pte. Ltd./ Investment holding	Singapore	Ordinary	51	51
* Hong Leong Hotels Pte Ltd./ Investment holding	Cayman Islands/ Hong Kong	Ordinary/ Preference	52	52
Millennium & Copthorne International Limited/ Hotels and resorts management	Singapore	Ordinary	52	52
Republic Hotels & Resorts Limited/Hotel owner and operator and investment holding	Singapore	Ordinary	44	44
TOSCAP Limited/ Investment holding	Singapore	Ordinary	52	52

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiary of CDL Entertainment & Leisure Pte Ltd				
*** CDL Hotels (Phils.) Corporation/ Management and consultancy services	Philippines	Ordinary	52	52
Subsidiary of Hong Leong International Hotel (Singapore) Pte. Ltd.				
* Hong Leong Hotel Development Limited/ Hotel owner and operator	Taiwan	Ordinary	42	42
Subsidiaries of Hong Leong Hotels Pte Ltd.				
*** The Philippine Fund Limited/ Investment holding	Bermuda/ Philippines	Ordinary	31	31
* First 2000 Limited/ Investment holding	Hong Kong	Ordinary	52	52
Subsidiary of The Philippine Fund Limited, also held as an associated company of Zatrio Pte Ltd, a wholly-owned subsidiary of Republic Hotels & Resorts Limited				
*** Grand Plaza Hotel Corporation/ Hotel owner and operator and investment holding	Philippines	Ordinary	32	32
Subsidiary of First 2000 Limited				
* CDL Hotels Holdings New Zealand Limited/ Investment holding and property management	New Zealand	Ordinary & Preference	52	52
Subsidiary of CDL Hotels Holdings New Zealand Limited				
* CDL Hotels New Zealand Limited/Investment holding and property management and hotel operations	New Zealand	Ordinary	37	37

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Subsidiaries of CDL Hotels New Zealand Limited				
* All Seasons Hotels & Resorts Limited/Name-holding	New Zealand	Ordinary	37	37
* CDL Investments New Zealand Limited/Investment holding and property management	New Zealand	Ordinary	22	22
* Context Securities Limited/ Joint venture entity	New Zealand	Ordinary & Preference	37	37
* Kingsgate International Corporation Limited/ Investment holding	New Zealand	Ordinary	19	19
		Preference	-	21
* Millennium & Copthorne Hotels Limited/Name-holding	New Zealand	Ordinary	37	37
* Quantum Limited/ Holding company	New Zealand	Ordinary	26	26
Subsidiaries of CDL Investments New Zealand Limited				
* CDL Land New Zealand Limited/Property investment and development	New Zealand	Ordinary & Preference	22	22
* LPL Group Limited/ Holding company	New Zealand	Ordinary	22	22
Subsidiaries of LPL Group Limited				
* Knight Frank (NZ) Limited/ Property services	New Zealand	Ordinary	22	22
* Landcorp Property Limited/ Lessee company	New Zealand	Ordinary	22	22
Subsidiary of Knight Frank (NZ) Limited				
* Landcorp Realty Limited/ Dormant	New Zealand	Ordinary	22	22

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiaries of Kingsgate International Corporation Limited				
* Kingsgate Holdings Pty. Ltd./ Holding company	Australia	Ordinary	19	19
* Kingsgate Hotels Limited/ Dormant	New Zealand	Ordinary	19	19
Subsidiaries of Kingsgate Holdings Pty. Ltd.				
* Copthorne Hotels & Resorts Pty. Ltd./Name-holding	Australia	Ordinary	19	19
* Kingsgate Investments Pty. Ltd./ Hotel and shopping centre operator company	Australia	Ordinary	19	19
* Millennium Hotels & Resorts Pty. Ltd./Name-holding	Australia	Ordinary	19	19
Subsidiaries of Kingsgate Investments Pty. Ltd.				
* Hotelcorp New Zealand Pty. Ltd./Holding company	Australia	Ordinary	19	19
* Kingsgate Hotel Pty. Ltd./ Service company	Australia	Ordinary	19	19
Subsidiary of Hotelcorp New Zealand Pty. Ltd.				
* Birkenhead Holdings Pty. Ltd./ Holding company	Australia	Ordinary	19	19
Subsidiary of Birkenhead Holdings Pty. Ltd.				
* Birkenhead Investments Pty. Ltd./Shopping centre and marina operator company	Australia	Ordinary	19	19
Subsidiary of Birkenhead Investments Pty. Ltd.				
* Birkenhead Services Pty. Ltd./ Service company	Australia	Ordinary	19	19

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Subsidiaries of Quantum Limited				
* QINZ Holdings (New Zealand) Limited/ Holding company	New Zealand	Ordinary	26	26
* Hospitality Group Limited/ Holding company	New Zealand	Ordinary & Preference	26	26
Subsidiary of QINZ Holdings (New Zealand) Limited				
* Quality Hotels Limited/ Franchise holder (Quality)	New Zealand	Ordinary	26	26
Subsidiaries of Hospitality Group Limited				
* Hospitality Services Limited/ Hotel operation	New Zealand	Ordinary	26	26
* Hospitality Leases Limited/ Lessee company	New Zealand	Ordinary & Preference	26	26
* QINZ (Anzac Avenue) Limited/Hotel owner	New Zealand	Ordinary & Preference	26	26
Subsidiaries of Republic Hotels & Resorts Limited				
* Copthorne Orchid Penang Sdn. Bhd./Hotel owner	Malaysia	Ordinary	44	44
Copthorne Orchid Hotel Singapore Pte Ltd/ Hotel owner	Singapore	Ordinary	44	44
City Hotels Pte. Ltd./ Hotel owner	Singapore	Ordinary	44	44
^ CDL Hotels (Labuan) Limited/ Investment holding	Malaysia	Ordinary	44	44
Harbour View Hotel Pte. Ltd./ Hotel owner	Singapore	Ordinary	44	44
Harrow Entertainment Pte Ltd/Investment holding	Singapore	Ordinary	44	44

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group 2001 %	2000 %
Subsidiaries of Republic Hotels & Resorts Limited (cont'd)				
International Design Link Pte Ltd/Property project design consultancy services (currently dormant)	Singapore	Ordinary	44	44
King's Tanglin Shopping Pte. Ltd./Property owner	Singapore	Ordinary	44	44
Newbury Investments Pte Ltd/ Investment holding	Singapore	Ordinary	44	44
* PT Millennium Hotels & Resorts/Management services	Indonesia	Ordinary	44	44
Republic Hotels Holdings Pte Ltd/Investment holding (currently dormant)	Singapore	Ordinary	44	44
Republic Hotels Investments Pte Ltd/Investment holding (currently dormant)	Singapore	Ordinary	44	44
Republic Hotels Suzhou Pte Ltd/Investment holding	Singapore	Ordinary	44	44
Trans Oil Pte Ltd/ Securities investment and trading	Singapore	Ordinary	44	44
Zatrio Pte Ltd/ Investment holding	Singapore	Ordinary	44	44
Subsidiary of CDL Hotels (Labuan) Limited				
* CDL Hotels (Korea) Ltd./ Hotel owner	Republic of Korea	Ordinary	44	44
Subsidiary of Harrow Entertainment Pte Ltd				
City Elite Pte Ltd/ Restauranteur	Singapore	Ordinary	31	31

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiary of Newbury Investments Pte Ltd				
* PT. Millennium Sirih Jakarta Hotel/Hotel owner	Indonesia	Ordinary	36	36
Subsidiary of CDL Properties Ltd				
Land Equity Development Pte Ltd/Property owner	Singapore	Ordinary	100	100
Subsidiary of Citydev Properties Pte Ltd				
Citydev Real Estate (Singapore) Pte Ltd/Property owner	Singapore	Ordinary	100	100
Subsidiary of City Condominiums Pte Ltd				
^ Reach Across International Limited/Investment holding	British Virgin Islands	Ordinary	100	100
Subsidiary of Eccott Pte Ltd				
CDL-Suzhou Investment Pte Ltd/Investment holding	Singapore	Ordinary	100	100
Subsidiary of Eton Properties Pte Ltd				
Republic Plaza City Club (Singapore) Pte Ltd/ Owner and operator of clubs	Singapore	Ordinary	51	51
Subsidiaries of Island City Garden Development Pte. Ltd.				
Spring Grove Development Pte Ltd/Property owner and developer	Singapore	Ordinary	60	60
Brivannia Pte Ltd/ Dormant	Singapore	Ordinary	100	100
Subsidiary of Union Chain Investment Limited				
* Pacific Height Enterprises Company Limited/ Property owner	Hong Kong/ Japan	Ordinary	60	60

44. Subsidiaries (cont'd)

Company Name/ Principal Activities	Place of Incorporation/ Principal Place of Business	Class of Shares	Percentage Held by the Group	
			2001	2000
			%	%
Subsidiary of City Centrepoint Pte Ltd				
Chinatown Point Theatres Pte Ltd/Dormant	Singapore	Ordinary	100	100

* Audited by associated firms of KPMG
** Audited by S.Y. Yang & Company, Hong Kong
*** Audited by Fernandez Santos & Lopez, Philippines
^ Not subject to audit by law in the country of incorporation

45. Associated Companies

The following are the Group's associated companies:

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group	
				2001	2000
				%	%
(i)	**Associated company of The Philippine Fund Limited**				
**	Rogo Realty Corporation	Real estate owner	Philippines	13	13
(ii)	**Associated company of Grand Plaza Hotel Corporation and subsidiary of Rogo Realty Corporation**				
**	Harbour Land Corporation	Land owner	Philippines	20	20
(iii)	**Associated company of Republic Hotels Suzhou Pte Ltd**				
+	Suzhou International Commercial Center Co., Ltd	Property owner and developer	People's Republic of China	9	9
(iv)	**Associated company of AIRCOA Equity Interests, Inc.**				
*	Sunnyvale Partners, Ltd	Hotel owner and operator	United States of America	21	21

45. Associated Companies (cont'd)

The following are the Group's associated companies:

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group	
				2001	2000
				%	%
(v)	Associated company of AIRCOA Hospitality Services, Inc.				
*	The El Dorado Partnership, Ltd.	Hotel owner and operator	United States of America	21	21
(vi)	Associated company of The El Dorado Partnership, Ltd.				
*	Guardian Santa Fe Partnership	Hotel owner and operator	United States of America	5	5

* Audited by associated firms of KPMG
** Audited by Fernandez Santos & Lopez, Philippines
+ Audited by Suzhou Tianping C.P.A. Co., Ltd.

46. Jointly Controlled Entities

The following are the Group's jointly controlled entities:

Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group	
			2001	2000
			%	%
By the Company				
Aster Land Development Pte Ltd	Property owner and developer	Singapore	30	30
Branbury Investments Ltd	Property owner	Singapore	42.8	42.8
Brighton Development (S) Pte Ltd	Property owner and developer	Singapore	33	33
Camborne Developments Pte Ltd	Property owner and developer	Singapore	50	50
Claymore Properties Pte Ltd	Property sales and ownership	Singapore	25	25

46. Jointly Controlled Entities (cont'd)

Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2001 %	Percentage Held by the Group 2000 %
By the Company (cont'd)				
Cuscaden Investment Pte Ltd	Real estate developer and investment holding company	Singapore	25	25
Granmil Holdings Pte Ltd	Property owner and developer	Singapore	40	40
Guilin Park Properties Pte Ltd	Property owner and developer	Singapore	50	50
Isrich Properties Pte Ltd	Property owner	Singapore	50	50
Trevose Crescent Development Pte Ltd	Property owner and developer	Singapore	50	50
Tripartite Developers Pte. Limited	Property owner and developer	Singapore	33	33
By Subsidiaries				
Jointly controlled entity of ATOS Holding AG				
^ New Unity Holdings Ltd.	Investment holding	British Virgin Islands	26	26
Subsidiary of New Unity Holdings Ltd.				
^ Fergurson Investment Corp.	Investment holding	British Virgin Islands	26	26
Subsidiary of Fergurson Investment Corp.				
** Fergurson Hotel Holdings Limited	Investment holding	Hong Kong	25	25

46. Jointly Controlled Entities (cont'd)

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2001 %	2000 %
	By Subsidiaries (cont'd)				
	Subsidiaries of Fergurson Hotel Holdings Limited				
^	Lyle Profits Limited	Investment holding	British Virgin Islands	25	25
**	Hotel Nikko Hong Kong Limited	Hotel owner and operator	Hong Kong	25	25
^	Fergurson Limited	Investment	Malaysia	25	25
**	Kent Charter Investment Limited	Fund financing for the Group	Hong Kong	25	25
	Subsidiary of Lyle Profits Limited				
**	Chishore Enterprise Inc.	Investment holding	British Virgin Islands	16	16
	Subsidiary of Chishore Enterprise Inc.				
**	Queensway Hotel Holdings Limited	Investment holding	Hong Kong	13	13
	Subsidiary of Queensway Hotel Holdings Limited				
**	Queensway Hotel Limited	Hotel investment	Hong Kong	13	13
	Jointly controlled entity of City Port Development Pte Ltd				
*	P.T. City Island Utama	Property owner and developer	Indonesia	30	30
	Jointly controlled entities of Educado Company Limited				
***	Caswell Development Limited	Investment holding	Hong Kong	30	30
***	Park Tone Limited (in voluntary liquidation)	Dormant	Hong Kong	30	30

46. Jointly Controlled Entities (cont'd)

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2001 %	2000 %
	By Subsidiaries (cont'd)				
	Subsidiary of Caswell Development Limited				
***	Rising Faith Limited (in voluntary liquidation)	Dormant	Hong Kong	30	30
	Jointly controlled entity of Richview Holdings Pte Ltd				
	Richmond Hotel Pte Ltd	Property owner and developer	Singapore	33	33
	Jointly controlled entity of CDL Hotels USA, Inc.				
+	New Plaza Associates, L.L.C.	Hotel investment holding company	United States of America	26	26
	Subsidiaries of New Plaza Associates, L.L.C.				
+	Plaza Operating Partners Ltd	Hotel owner and operator	United States of America	26	26
+	NPA Plaza Corp.	Holding company	United States of America	26	26
	Jointly controlled entity of Aston Properties Pte Ltd				
	Burlington Square Properties Pte Ltd	Property sales and ownership	Singapore	25	25
	Jointly controlled entity of Singapura Developments (Private) Limited				
	Burlington Square Investment Pte Ltd	Property owner	Singapore	25	25
	Jointly controlled entity of Baynes Investments Pte Ltd				
	Cardoville Properties Pte Ltd	Investment holding	Singapore	35	35

46. Jointly Controlled Entities (cont'd)

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2001 %	2000 %
	Jointly controlled entity of eMpire Investments Limited				
	Tenantworld Pte Ltd	Property e-Commerce Hub	Singapore	25	-
	UniG Pte Ltd	Investment holding	Singapore	45	45
	Subsidiary of UniG Pte Ltd				
	8apples Pte Ltd	e-Commerce applications	Singapore	45	45
	Jointly controlled entity of City Condominiums Pte Ltd				
*	Wrep Thailand Holdings	Investment holding	Mauritius	50	50
	Jointly controlled entity of City (Labuan) Holdings Limited				
^	Yuhwa Investors, LLC	Real estate investment	United States of America	50	50
	Subsidiaries of Yuhwa Investors, LLC				
^	Yuhwa Holdco I, LLC	Real estate investment	United States of America	50	50
^	Yuhwa Holdco II, LLC	Real estate investment	United States of America	50	50
	Subsidiary of Yuhwa Holdco I, LLC				
^	Yuhwa (Labuan) Holdco I Private Limited	Real estate investment	Malaysia	50	-
	Subsidiary of Yuhwa Holdco II, LLC				
^	Yuhwa (Labuan) Holdco II Private Limited	Real estate investment	Malaysia	50	-
	Subsidary of Yuhwa Holdco I, LLC and Yuhwa Holdco II, LLC				
++	Seoul City Tower Co., Ltd (formerly known as Yuhwa Development Co., Ltd)	Real estate sale and lease	Republic of Korea	50	50

46. Jointly Controlled Entities (cont'd)

	Company Name	Principal Activities	Place of Incorporation	Percentage Held by the Group 2001 %	2000 %
	Jointly controlled entity of Citydev (Labuan) Holdings Limited				
^	Myungdong Investors, LLC	Real estate investment	United States of America	50	50
	Subsidiaries of Myungdong Investors, LLC				
^	Myungdong Holdco I, LLC	Real estate investment	United States of America	50	50
^	Myungdong Holdco II, LLC	Real estate investment	United States of America	50	50
	Subsidiary of Myungdong Holdco I, LLC				
^	Myungdong (Labuan) Holdco I Private Limited	Real estate investment	Malaysia	50	-
	Subsidiary of Myungdong Holdco II, LLC				
^	Myungdong (Labuan) Holdco II Private Limited	Real estate investment	Malaysia	50	-
	Subsidiary of Myungdong Holdco I, LLC and Myungdong Holdco II, LLC				
++	Myungdong Development Co., Ltd	Real estate sale and lease	Republic of Korea	50	50

* Audited by associated firms of KPMG
** Audited by PricewaterhouseCoopers
*** Audited by Deloitte Touche Tohmatsu
\+ Audited by Arthur Andersen, New York
++ Audited by Samil Accounting Corporation
^ Not subject to audit by law in the country of incorporation

47. Comparative Figures

Comparatives in the financial statements have been changed from the previous year due to the adoption of the requirements of the new and revised accounting standards stated in note 37.

Analysis of Shareholdings
as at 1 April 2002

Authorised Share Capital	:	$2,000,000,000
Issued and Fully Paid up Capital	:	$400,510,862
Class of Shares	:	Ordinary shares of $0.50 each
No. of Ordinary Shareholders	:	11,642
Voting Rights	:	1 vote for 1 ordinary share

Range of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 1,000	5,228	44.90	4,525,016	0.57
1,001 - 10,000	5,611	48.20	19,958,116	2.49
10,001 - 1,000,000	768	6.60	32,996,641	4.12
1,000,001 and above	35	0.30	743,541,951	92.82
	11,642	100.00	801,021,724	100.00

MAJOR SHAREHOLDERS LIST

No.	Name	No. of Shares Held	%
1	DBS Nominees (Pte) Ltd	109,818,825	13.71
2	Raffles Nominees (Pte) Ltd	109,362,966	13.65
3	Citibank Nominees Singapore Pte Ltd	96,648,571	12.07
4	The HSBC Limited	69,000,000	8.61
5	Keppel Bank Nominees Pte Ltd	59,502,004	7.43
6	HSBC (Singapore) Nominees Pte Ltd	51,284,202	6.40
7	Hong Leong Investment Holdings Pte. Ltd.	48,564,606	6.06
8	UOB Nominees (Pte) Ltd	29,642,052	3.70
9	OUB Nominees Pte Ltd	22,494,682	2.81
10	DB Nominees (S) Pte Ltd	18,505,715	2.31
11	BankAmerica Nominees (1993) Pte Ltd	15,000,000	1.87
12	Singapore Nominees Pte Ltd	13,123,000	1.64
13	Hong Leong Corporation Holdings Pte Ltd	12,948,764	1.62
14	OCBC Nominees Pte Ltd	9,815,875	1.23
15	ABN AMRO Nominees Singapore Pte Ltd	8,636,220	1.08
16	Hong Leong Holdings Limited	8,236,187	1.03
17	J M Sassoon & Co (Pte) Ltd	7,515,804	0.94
18	Euroform (S) Pte. Limited	7,320,950	0.91
19	Hong Realty (Private) Limited	5,968,848	0.75
20	OUB Securities Pte Ltd	5,053,000	0.63
		708,442,271	88.45

Substantial Shareholders
as shown in the Register of Substantial Shareholders

	No. of shares in which they have interest	
	Direct Interest	Deemed Interest
Hong Leong Investment Holdings Pte. Ltd.	119,064,606	267,114,030
Hong Leong Holdings Limited	134,836,187	17,756,003
Hong Realty (Private) Limited	27,358,848	25,772,208
Kwek Holdings Pte Ltd	-	386,178,636

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Thirty-Ninth Annual General Meeting of City Developments Limited (the "Company") will be held at the 61st Floor Board Room, 9 Raffles Place, Republic Plaza, Singapore 048619 on Wednesday, 29 May 2002 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2001.

2. To declare a first and final dividend of 15% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2001, and Audit Committee Allowances of $42,500 per quarter for the period from 1 January 2002 to 30 June 2003, with payment of the Audit Committee Allowances to be made in arrears at the end of each quarter, save for the first payment which shall be made upon approval of this resolution.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:
   i) Mr Foo See Juan
   ii) Mr Tang See Chim

   (Messrs Foo See Juan and Tang See Chim will, upon re-election as Directors of the Company, remain as members of the Audit Committee and will be considered independent for purposes of Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited.)

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless, revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

10. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

    (a) That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 4 September 1997 (the "Circular") with any party who is of the class of Interested Persons described in the Circular, provided that such transactions are made in accordance with the guidelines and procedures set out in the Circular, and that such approvals (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

    (b) That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore
29 April 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the Meeting.

4. The ordinary resolution proposed in item 10 above, if passed, will renew the Shareholders' Mandate to facilitate the Company, its subsidiaries and target associated companies, in the normal course of business, to enter into Interested Person Transactions on commercial terms and which are not prejudicial to the members. The Shareholders' Mandate will continue in force until the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

This page has been intentionally left blank.

IMPORTANT:
1. For investors who have used their CPF monies to buy the Company's shares, the Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

PROXY FORM

* I/We, ____

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

*and/or

or failing *him/her, the Chairman of the Thirty-Ninth Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at the 61st Floor Board Room, 9 Raffles Place, Republic Plaza, Singapore 048619 on Wednesday, 29 May 2002 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of Dividend			
3.	Approval of Directors' Fees and Audit Committee Allowances			
4.	Re-election of Directors:	(i) Mr Foo See Juan		
		(ii) Mr Tang See Chim		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(i) Mr Sim Miah Kian		
		(ii) Mr Tan I Tong		
		(iii) Mr Ong Pang Boon		
6.	Re-appointment of KPMG as Auditors			
7.	Other Ordinary Business			
	SPECIAL BUSINESS:			
8.	Authority to Directors to issue shares pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
9.	Authority to Directors to offer and grant options and to allot shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
10.	Renewal of Shareholders' Mandate for Interested Person Transactions			

Dated this ______ day of ____________________ 2002

No. of Shares Held

*Delete accordingly

Signature(s) of Member(s)/Common Seal

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the AGM.
5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.
7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

Fold Here

AGM
Proxy Form

Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

Fold Here

Produced by Group Corporate Affairs, Hong Leong Group Singapore & Corporate Communications Department, City Developments Limited
Design & Production by Xpress Media
Printed on Environmentally Friendly Paper


CITY DEVELOPMENTS LIMITED
www. .com.sg


Equatorial

City Developments Limited **summary report 2001**

tents

Creating Value


from Experience

City Developments Limited (CDL) has been in the forefront of Singapore's property industry with close to 40 years of experience. Today, CDL is an established international property and hotel conglomerate. As a leading residential developer, CDL has built over 15,000 fine homes since its inception in 1963. It is also one of Singapore's biggest commercial landlords with more than 30 prime commercial buildings. With a portfolio of 101 hotels, the CDL Group is a leading global hotel owner and operator. Operating in 18 countries, CDL has 8 companies listed on stock exchanges in Singapore, London, Amsterdam, Hong Kong, Auckland and Manila. CDL is committed to offering greater value for its investors and shareholders.

Five-Year Financial Summary

S$million	2001	2000 (restated)	2000	1999	1998	1997
Share Capital	401	401	401	401	401	397
Reserves	3,568	3,509	3,470	3,057	2,727	2,623
Share Capital and Reserves	3,969	3,910	3,871	3,458	3,128	3,020
Minority Interests	1,612	1,594	1,598	2,137	1,545	1,515
Total Liabilities	6,359	6,127	6,090	5,522	4,510	4,742
	11,940	11,631	11,559	11,117	9,183	9,277
Fixed Assets	7,701	7,492	7,492	7,345	6,047	5,931
Development Properties	2,337	2,058	2,058	1,547	1,245	1,697
Current & Other Assets	1,902	2,081	2,009	2,225	1,891	1,649
	11,940	11,631	11,559	11,117	9,183	9,277
Turnover	2,227	2,626	2,626	2,015	2,043	2,470
Profit before taxation (after associated companies and jointly controlled entities)	139	546	578	513	347	717
Profit after taxation and minority interests before extraordinary items	42	287	300	261	124	409
Profit after taxation, extraordinary items and minority interest	42	287	291	383	141	411
Profit after taxation	42	287	291	383	141	411
Dividends	45	45	45	45	45	44
Rate of Dividend	15%	15%	15%	15%	15%	15%
Net Asset Backing Per S$0.50 share	$4.93	$4.86	$4.80	$4.28	$3.87	$3.76
Earnings Per Share before extraordinary items	5 cents	36 cents	38 cents	33 cents	16 cents	52 cents
Earnings Per Share after extraordinary items	5 cents	36 cents	36 cents	48 cents	18 cents	52 cents
Earnings Per Share	5 cents	36 cents	36 cents	48 cents	18 cents	52 cents

Note: Figures for Year 2000 have been restated to conform with new/revised accounting standards which have been implemented in 2001 (refer Note 4 of the Summary Financial Statement for details). Comparative figures for the other years have not been restated.

Financial Highlights

Turnover
S$million

2001: 2,227
2000: 2,626

Turnover by Activity
S$million

2001: 58 | 216 | 1,494 | 459
2000: 65 | 206 | 1,743 | 612

- Property Development
- Hotel Operations
- Rental
- Others

Turnover by Region
S$million

2001: 151 | 987 | 1,089
2000: 190 | 1,190 | 1,246

- East and South East Asia
- North America/Europe
- Australia/New Zealand

Profit Before Taxation
S$million

2001: 139
2000 (restated): 546

Profit Before Taxation by Activity
S$million

2001: (21) | 22 | 78 | 60
2000 (restated): 12 | 25 | 253 | 256

- Property Development
- Hotel Operations
- Rental
- Others

Profit Before Taxation by Region
S$million

2001: 16 | 15 | 108
2000 (restated): (5) | 191 | 360

- East and South East Asia
- North America/Europe
- Australia/New Zealand

After-Tax Profit
S$million

2001: 42
2000 (restated): 287

Proposed Final Dividend
S$million

2001: 45
2000: 45

Net Tangible Assets Per Share
S$

2001: 4.93
2000 (restated): 4.86

Basic Earnings Per Share
cents

2001: 5
2000 (restated): 36

Total Share Capital and Reserves
S$million

2001: 3,969
2000 (restated): 3,910

Gross Assets
S$million

2001: 11,940
2000 (restated): 11,631

Highlights of the Year




Goldenhill Park Condominium



Sunshine Plaza



Parc Palais

January

A freehold 24,222 sq ft bungalow site at No. 9 Buckley Road was purchased for $17.5 million, strengthening CDL's foothold in the Newton area. CDL also owns the adjacent property at No. 11 Buckley Road (Buckley Mansion), as well as three adjoining sites, Seedevi, Ixora Court and Newton Point.

February

A 155,959 sq ft Executive Condominium site in Ang Mo Kio Avenue 6 was acquired for $70 million. The 99-year development is surrounded by schools, parks, markets, sports facilities, a hospital and the Yio Chu Kang MRT station.

Millennium & Copthorne Hotels plc (M&C) increased its stake in The Plaza Hotel, New York, to 50%.

M&C was ranked Asia's largest hotel group with over 30,000 rooms worldwide by Travel Business Analyst.

City Building Management, CDL's wholly-owned subsidiary in facilities management, is Singapore's first company to receive the revised ISO 9001:2000 standards certification by SGS International Certification Services.

March

Almost 50% of Goldenhill Park Condominium units were snapped up during the first weekend of its launch. This property is built on prime freehold land at Mei Hwan Drive, off Ang Mo Kio Avenue 1.

Sunshine Plaza, a mixed residential, office and retail development at Bencoolen Street, received its Temporary Occupation Permit (T.O.P.).

May

M&C and Maritim Hotels entered into an agreement to form a global strategic marketing alliance. The alliance now has a combined portfolio of 128 hotels with close to 35,000 rooms in Europe, USA and Asia.

Seoul City Tower, a prime office building in the CBD of Chung-gu in Seoul, opened for lease. The 23-storey office building offers about 465,000 sq ft of gross rentable space.

A 65,080 sq ft freehold site at Robertson Quay was acquired for $78 million. CDL holds an 80% stake in this joint venture with Singapore Warehouse Co Private Ltd, which holds the remaining 20%. The site has a gross plot ratio of 2.8.

King's Centre/Grand Copthorne Waterfront and Parc Palais bagged the Building and Construction Authority (BCA) Construction Excellence Award in the Commercial Building and Residential Building categories. Trellis Towers clinched the BCA Best Buildable Design Award, and the bungalows at Nassim Road and Ridout Road received the BCA Construction Excellence Award (Merit).



MyeongDong Central



Grand Hyatt Taipei



Copthorne Tara Hotel

June

CDL opened its CDL Customer Centre, the first integrated customer and call centre in the Singapore property industry, at its headquarters in City House.

MyeongDong Central, CDL's second prime office building in Seoul, opened for lease. Equipped with Intelligent Building System features, the 16-storey development has 157,000 sq ft of gross rentable area.

The first-ever Singapore Real Estate Charity Bowl raised over $300,000 for cancer patients.

Grand Hyatt Taipei was again voted the Business Travellers' Favourite Hotel in Taipei in the "Top Hotels, City by City" poll among readers of the business and financial magazine, Euromoney.

July

218 units of Changi Rise Condominium, a resort-style residential project in the East, were released for sale. 81 units were snapped up during the first weekend of its launch.

179 fully-tenanted apartment units at Burlington Square were released for sale. This mixed residential and office development at Bencoolen Street/Albert Street is owned by Claymore Properties Pte Ltd, a joint venture company of CDL/Hong Realty and Wing Tai Holdings.

CDL clinched the URA Architectural Heritage Award for its exceptional restoration of No. 24 Nassim Road, a 2-storey Victorian-style bungalow located in the White House Park/Nassim Road Conservation Area.

October

A 99-year leasehold Executive Condominium site at Pasir Ris Drive 4 was successfully tendered for $50.8 million. The 150,503 sq ft site is located near the Pasir Ris MRT station and White Sands Shopping Centre.

November

The much-anticipated 297-unit Nuovo Executive Condominium in Ang Mo Kio was fully sold within a week of its launch.

December

The Equatorial, CDL's pioneering i-Home, the 360-unit Faber Crest and Summerhill, a 496-unit condominium at Hume Avenue, obtained T.O.P.

The Copthorne Tara Hotel London Kensington was conferred the EASE award for best hotel in providing Ease of Access, Service and Employment.

CDL ranked among the Top 10 leading companies in Singapore in the Far Eastern Economic Review's REVIEW 200 Survey.

Chairman's

On behalf of the Board of Directors, I am pleased to present the results of the City Developments Limited Group ("the Group") for the financial year ended 31 December 2001.

The Group achieved turnover of $2.2 billion for the year ended 31 December 2001 (2000: $2.6 billion) and recorded a pre-tax profit of $138.9 million (restated 2000: $546.2 million). After-tax profit attributable to shareholders was $41.6 million (restated 2000: $286.7 million). The decrease in profit is largely due to lower contributions from the property and hotel operations and lower share of profits from associated companies. The reasons for lower contribution from property operations are fewer projects completed and sold in the year and provisions made for development and investment properties amounting to $101 million. These provisions were necessary in the light of the weak economy compounded by excessive price cuts by a number of developers. Profits from hotel operations have also declined significantly as a result of the global economic slowdown and 9/11.

Overwhelming success at the Nuovo Executive Condominium launch

Unlike all the other listed Singapore property companies that do not depreciate their investment properties, the Group continues to adopt a conservative accounting policy of depreciating these properties. This resulted in a total depreciation charge of $200.7 million (2000: $190 million) for the year.



● M Hotel Singapore: Rebranded to cater to the needs of today's discerning business traveller.

Chairman's Statement



Healthy take-up for Goldenhill Park Condominium

Property 2001 was a challenging year with the Singapore economy in severe recession when we launched three new projects. The first was Goldenhill Park Condominium in March 2001, which received a healthy take-up rate at a time when the market had started to show signs of activity. However, when some developers slashed prices, our subsequent sales were affected.

Our second project launch, in July, was Changi Rise Condominium. It received an even healthier response until the aftermath of 9/11 when some developers drastically cut prices a second time.

On both occasions, we did not engage in a price war. Our decision was taken to protect value for our early purchasers without succumbing to extreme price adjustments. This practice creates goodwill with our buyers and at the same time will not unnecessarily destroy shareholder value. It was a strategy which proved prescient. Goldenhill was relaunched in January 2002 without any price reduction while Changi Rise was relaunched a month later at even higher rates than its initial launch. The healthy reception to these relaunches confirmed that we were correct in our strategy to remain calm and not over-react. This was reinforced when our third launch, Nuovo Executive Condominium, was sold out within a week in November. This project turned sentiment around dramatically and helped kick-start buying interest.

Although the Group successfully launched the three new projects, virtually all contributions from these projects will be recognised from 2002 and beyond. No provisions were required for these three projects.



Changi Rise Condominium

The year under review was also very trying for the commercial sector. Rental rates in Singapore fell by an average of 16-17%. As the recession led to a number of companies either closing down, downsizing operations, or sub-letting their offices, some landlords scrambled to fill up vacancies with a rate war. However, these were mitigated by the limited supply of new office space coming onstream. As a result, occupancy rates declined a mere 0.9%. Notwithstanding these difficult conditions, the Group achieved a 5% increase in rental income.

The retail sector was relatively stable with the Group's suburban mall recording healthy occupancy and rental rates.

The Group invested in two projects in Seoul, South Korea, amounting to US$70 million. The first was a 50% stake in the US$100 million Seoul City Tower in Hangang-ro. Completed at the end of 2001, the project is now almost fully leased. The second is a 50% stake in the US$40 million MyeongDong Central in MyeongDong I-ga, which was completed in March 2002. Leasing for the latter project is progressing well.



○ *MyeongDong Central*

Hotels The performance of our hotels reflects the continuance of the weakened market conditions which sharply deteriorated following 9/11 and affected what is traditionally our most profitable period, with the most pronounced effect on our U.S. and London hotels. The Asian operations were less impacted. Australian and New Zealand hotels performed well and reported slightly higher earnings.

The impact of 9/11, together with the higher depreciation charges relating mainly to the refurbishment of the Regal Hotels in the United States to the Millennium standard, resulted in lower contribution from M&C.

There was some concern over the damage sustained to our Millenium Hilton in New York but the structure of the building is certified to be sound. The hotel will remain closed for the foreseeable future. It is fully insured for property damage and loss of business but the quantum of claims has yet to be determined.

Comment on Current Year Prospects

Property While the Singapore economy is improving on the back of the U.S. economic recovery, unemployment remains high due to restructuring and consolidation of operations by companies. Responding to the economic downturn and 9/11, the Government announced a series of measures to stabilise the property market. These include withholding Government land sales, withdrawal of anti-speculation measures for the property market introduced in 1996, and freeing up of the Singapore dollar for the purchase of residential properties and some tax concessions for properties. These measures would have had beneficial effects on the Group's performance but as they were announced in the last quarter of the year, their impact on the year under review was minimal. In addition, the housing loan interest environment is at an all-time low, with banks competing to offer lower mortgage rates.



○ *Millennium Biltmore Hotel Los Angeles*

Chairman's Statement



○ *Goldenhill Villas*

The effects of these measures combined with an anticipated economic recovery in the second half of 2002 should contribute to an improvement in 2002 compared to 2001, particularly for the residential sector. The three residential projects launched by the Group in 2001 should register good profit contribution from 2002. In total, 6,105 units were sold in Singapore in 2001 compared to 4,762 units in 2000. Since the start of 2002, the Group has sold more than 400 units including sales of Phase 2 of Goldenhill Park Condominium and Phase 2 of Changi Rise Condominium. All these sales indicate that the market is on the road to recovery.

The Group continued to replenish its land bank selectively with the strategic purchase of two parcels of land. The first was a freehold site in Robertson Quay for $78 million and the second was a successful tender for a site for an Executive Condominium development in Pasir Ris for $51 million. Both projects are expected to be profitable.

Additional projects to be launched in 2002, which are in the more popular mid-and low-market segments, include:

- Goldenhill Villas (83 freehold landed housing units in Ang Mo Kio Avenue 1)
- Monterey Park Condominium (280 freehold units in West Coast Rise)
- Upper Changi Road Parcel 2 (648 leasehold units in Upper Changi Road East)
- Pasir Ris Executive Condominium (274 leasehold units in Pasir Ris Drive 4)
- Robertson Quay (201 freehold residential apartments and 13 shops/restaurants off Mohamed Sultan Road)

Critical to the pace of market recovery are how industry players bid for the land parcels in the Reserve List, the prevailing policy on the reserve pricing, and new property-related initiatives to be introduced by the Government in restructuring the Singapore economy. Equally important factors are world political stability and sustained global economic recovery.



○ *Capital and rental values of Central Mall should improve after the completion of the MRT North East line*

The office sector appears to have begun to stabilise in tandem with the economic recovery and in view of the limited new supply in the next three years. The completion of the MRT North East line at the end of 2002 is expected to improve rental yields and capital values for retail outlets in Chinatown Point and in Central Mall.

Seoul City Tower is virtually fully leased and the yield from this investment is approximately 11%. MyeongDong Central, when fully completed and leased, is expected to yield more than 10% as well.

Hotels Having undertaken significant rationalisation measures following 9/11, and having completed the bulk of the conversion of the Regal Hotels in the United States to the Millennium standard, we enter 2002 with a lower cost base. We are confident that the quality of the Group's assets and management experience shall position it to compete effectively both in the current climate and for the future.

Meanwhile we are seeing significantly improved occupancy in New York and some improvement in London, although rates in both markets have yet to recover fully. Likewise, in Asia and Australia/New Zealand, we have already seen signs of recovery.

As 2002 unfolds with political uncertainty in certain countries, it remains difficult to predict the pace of economic recovery. However, we are encouraged by the start to the year and we are confident that the Group's performance in the hotel sector in 2002 will be ahead of 2001.

We maintain our positive view of the global hotels market as a sector that offers substantial upside and continue to look for further suitable growth opportunities by securing more hotel management contracts from third parties.

City e-Solutions Following the collapse of Internet-related businesses, we conducted a thorough review of this restructured subsidiary in late 2001 to realign our business to the new market conditions. We have scaled back on business development plans except for management and reservations distribution, and will review our strategy going forward.

Barring any unforeseen circumstances, the Group is expected to perform much better in 2002.

On behalf of the Board, I would like to thank our shareholders, customers, tenants and all our business associates for their continuing support. I would also like to express our sincere appreciation to the Management and staff for their hard work and dedication throughout this very difficult year.

KWEK LENG BENG
Executive Chairman
27 March 2002

董事主席报告

本人谨代表董事部欣然呈报城市发展有限公司集团截至2001年12月31日的业绩报告。

本公司及其主要子公司的营业回顾

截至2001年12月31日，本集团是年的营业额共取得22亿元(2000年为26亿元)，而税前盈利为1亿3,890万元(2000年为5亿4,620万元)。可发予股东的税后盈利为4,160万元(2000年为2亿8,670万元)。盈利的减少大半是由于来自产业与旅店业营运的较少贡献以及联营公司的较少盈利分享所致。至于来自产业营运较少贡献的原因，则是因为较少工程于是年完成与出售以及对销售与租赁产业所拨存的1亿100万元储备金。这些在疲弱的经济加上一些发展商的过度削价情况下的拨存是有必要的。由于环球经济衰退以及九一一事件的影响，来自旅店业的营业利润亦显著地减少。

有异于所有其他新加坡挂牌产业公司不将其租赁产业加以折旧的政策，本集团继续采取将所有此类产业加以折旧的保守会计政策。因此导致是年的总折旧帐项为2亿70万元(2000年为1亿9,000万元)。

产业　2001年是一挑战年，当我们在新加坡经济处于严重的消退时发售三项新工程。首先为在2001年3月发售的金岭园，它在市场开始展现活跃的迹象时获得健全的购买率。可是当一些发展商削价求售时，我们随后的销售成绩就受到影响。我们的第二项于七月发售的工程为樟宜苑。它原取得更为健全的反应直到一些发展商于九一一余波后再次激烈地削价时为止。

在这两种情况下，我们皆无参与削价战。我们的决策乃欲保护我们较早进场的购屋者的投资价值而不屑屈服于极度的价格调整。此作法既与我们的购屋者建立亲善关系，又因此避免不必要地破坏股东们的利益。此证明是一项有先见之明的策略。金岭园于2002年1月在没有任何减价的情况下再次发售而樟宜苑则以甚至高过初期的价格再次于一个月后重新发售。对此重新发售的健全接受率证明我们保持冷静与不作出过度反应的策略是正确的。此观点在我们的第三发展项目— 绿雅园执行共管公寓于11月的一星期内售罄而再次获得肯定。此工程显著地将市场情绪扭转过来且开展购买兴趣。

虽然本集团成功地发售此三项工程，实际上所有来自此三项工程的收入将从2002年与其后的年度里纳入款项。对此三项工程不需要有所拨存。

在被检讨的年度里，商业产业方面亦受到非常大的考验。在新加坡租金率平均下降16-17%。由于经济衰退，导致一些公司关闭、缩小营业或分租其办公室；一些屋主采取租金战，竞先填补空位。然而，此措施却因市场有限的新办公单位供应而被缓和下来，因此租用率仅下降0.9%，尽管在此艰难的处境下，本集团的租金收益取得5%的增长。

在零售业方面，由于本集团的郊外商业中心取得健全的租用与租金率而相当地稳定。

本集团在南韩汉城投资两项总值7千万美元的工程。第一项为位于汉江路，于1亿美元中拥有50%股权的汉城大厦(Seoul City Tower)。在2001年底完工后，此工程现已几乎全部被租用。第二项为位于明洞区而即将于2002年三月完工，在4000万美元的投资中拥有50%股权的明洞中心(MyeongDong Central)。后项工程的招租活动正在顺利地进展中。

旅店业　我们的旅店业表现反映了疲弱的市场情况在九一一事件后继续尖锐地退化而影响了我们通常最有赚益的时期。这尤其对我们美国与伦敦旅店的影响最为显著。在亚洲的营业则较少受到波及。澳州与纽西兰旅店的表现良好而呈报稍微较高的赚益。

九一一的冲击加上由于装配美国 Regal Hotels 以臻Millennium 等级的较高折旧帐目，导致M & C 的贡献稍低。对纽约Millenium Hilton 所遭受的折损有所挂虑，但其建筑结构被证实是健全的。此旅店在可预见的将来将继续关闭。它持有对产业毁坏以及业务损失的充分保险，但其赔偿数量尚未定夺。

前景展望

产业　虽然新加坡的经济在美国经济复苏之后而有所改进时，失业率却由于公司营业的重组与巩固而继续高涨。回应经济下降以及九一一事件的影响，政府宣布一系列稳定产业市场的措施。这些包括冻结政府地皮出售，撤销实行自1996年的产业市场克制投机买卖措施以及放宽新元购买住宅产业的条例，以及一些对于产业的税务优惠。这些措施应对本集团的业绩给予有利的影响，但因其乃宣布于是年的末季，所以对本检讨年度的冲击是微不足道的。更何况屋业贷款利息市场在各银行竞先提供较低抵押利率下处于空前的低落。

这些措施的效应、加上可预见的2002年下半年的经济复苏，当会促使2002年比2001年有所改善，尤其对于住宅产业方面。本集团于2001年出售的三项住宅产业，应于2002年取得良好的盈利贡献。2001年在新加坡总共售出6,105单位而2000年则有4,762单位。2002年伊始，本集团已售出包括金岭园第二期与樟宜苑第二期的超过400单位。所有这些销售标志着市场正在复苏的道路上。

本集团继续有选择性地补充其土地储存库而有策略的购买两块地皮。第一块为位於罗拔申码头的7,800万元永久地契地段而第二块乃以5,100万元成功标到位于巴西立的执行共管公寓地盘。这两项工程预计将是有利可图的。

另外将於2002年发售而属于较脍炙人口的中下市场阶层的工程包括:

- 金岭别墅(位于宏茂桥一道的83永久地契有地住宅单位)
- 愉林园(位于西海岸的280永久地契共管公寓单位)
- 樟宜路上段第二地盘(位于樟宜路上段东的648租约地契单位)
- 巴西立执行共管公寓(位于巴西立四通道的274租约地契单位)
- 罗拔申码头(位于摩哈默苏丹路邻近的201永久地契住宅公寓与13商店/餐馆)

市场复苏步伐的关键是在于产业参与者如何参加投标保留地段，对最低价格的通行政策以及在重组新加坡的经济下，政府所将推介的有关产业方面的新创意；同样重要的是世界政治的稳定以及持久的环球经济复苏。

办公楼方面显示已经跟随经济的复苏以及由于今后三年内的有限供应而开始稳定下来。当东北地铁线于2002年尾完工后，预计唐城坊与中央广场的零售单位租金收入以及资本价值将有所增进。

汉城大厦已实际上全部租出而其投资收益约有11%。明洞中心预计当全部完工与出租后，亦将可取得超过10%的收益。

旅店业 随着于九一一事件后所采取的合理化措施以及对大部份的美国Regal Hotels 完成装配以臻至Millennium 等级后，我们以较低的成本基础迈入2002年。我们深信以本集团的资产质量与管理经验，将扎实其在当今的形势中以及未来的局面里有效地参与竞争。

于此时，我们正看到纽约的租用率有显著地增进而伦敦则有些进步，虽然其租金率在两市场尚未完全康复。同样地，在亚洲与澳洲/纽西兰，我们已经看到复苏的迹象。

由于2002年于某些国家出现不稳定的局面，现在还是难以预测经济复苏的步伐。无论如何，我们感受一年伊始的鼓舞，因而我们相信本集团2002年于旅店业方面的表现将超过2001年。

我们对环球旅店业市场作为能提供大幅度增长的部份保持乐观的看法，而将继续从第三者取得更多旅店管理合约来寻求更多适当的扩展机会。

城市电子方案 随着网际网络有关商业的崩溃，我们于2001年末对此重组后的子公司进行彻底的检讨，重新把我们的营业归纳入新的市场趋势。除了管理与定位分配网，我们已经缩小营业发展计划，并将不时向前地检讨我们的策略。

除开任何不可预测的情况下，本集团预期2002年将有更优越的表现。

我谨代表董事部对我们的股东、客户、租户以及所有商业伙伴的继续支持致以谢意。我并藉此向管理层以及职员们于此非常艰难年度里的努力工作与奉献表达我们的诚挚谢意。

郭令明

执行董事主席
2002年3月27日

Leadership...

Board of Directors



Kwek Leng Beng, Executive Chairman
A director since 1969, Mr Kwek was appointed Executive Chairman in 1995. He is the Chairman of Millennium & Copthorne Hotels ("M&C Hotels"), Republic Hotels & Resorts, Hong Leong Asia and Target Realty Limited (formerly known as Hong Leong Finance Limited). He is also the Chairman and Managing Director of Hong Leong Singapore Finance (formerly known as Singapore Finance Limited) and City e-Solutions Limited.



Kwek Leng Joo
Managing Director
A director since 1980, Mr Kwek sits on the boards of Hong Leong Singapore Finance (formerly known as Singapore Finance Limited), M&C Hotels, Republic Hotels & Resorts and other companies in the Hong Leong Group. He is also an Executive Director of City e-Solutions Limited. He is currently the President of the Singapore Chinese Chamber of Commerce & Industry.



Tan I Tong
Appointed to the Board in 1973, Mr Tan also sits on the boards of several listed companies, namely, Republic Hotels & Resorts, Hong Leong Asia, Hong Leong Singapore Finance (formerly known as Singapore Finance Limited) and NatSteel.



Chee Keng Soon
The former Auditor General of Singapore, Mr Chee joined the Board in 1995 and was appointed Chairman of its Audit Committee. He is also a director of SembCorp Marine, Chairman of Jurong Engineering and a board member of the Inland Revenue Authority.



Sim Miah Kian
Mr Sim joined the Board in 1969. He also sits on the boards of several listed companies, namely, Hong Leong Singapore Finance (formerly known as Singapore Finance Limited), Republic Hotels & Resorts, Target Realty Limited (formerly known as Hong Leong Finance Limited) and other companies in the Hong Leong Group.



Chow Chiok Hock
Mr Chow joined the Board in 1969. He is also a director of Hong Leong Holdings and other companies in the Hong Leong Group.



Ong Pang Boon
Mr Ong was appointed in 1985. He also sits on the boards of Hong Leong Holdings and Singapura Building Society.



Foo See Juan
A partner of the law firm Foo & Quek, Mr Foo was appointed to the Board in 1986 and is a member of its Audit Committee. He also sits on the boards of various companies in the CDL Group including Republic Hotels & Resorts.



Kwek Leng Peck
Mr Kwek joined the Board in 1987. He also sits on the boards of several public companies, including Hong Leong Holdings, Hong Leong Singapore Finance (formerly known as Singapore Finance Limited), Hong Leong Asia, Target Realty Limited (formerly known as Hong Leong Finance Limited), City e-Solutions Limited, M&C Hotels, China Yuchai International and Tasek Corporation Berhad.



Han Vo-Ta
Mr Vo-Ta was appointed to the Board in 1988 and is a member of its Audit Committee. He is also a director of various companies in the Hong Leong Group.



Tang See Chim
Mr Tang joined the Board in 1995 and was appointed to the Audit Committee. He also sits on the boards of listed companies, namely, Alexandra Holdings, G K Goh Holdings, Hup Seng Huat, Industrial & Commercial Bank, Prima and New Toyo International Holdings Ltd.

Operations Review

Creating Value From Experience


Queues for booking were formed a fortnight before the launch of Nuovo Executive Condominium

With the global economy hit by a severe downturn, 2001 was a tough year. Like all businesses, developers operated in a tough environment. CDL, too, was not spared of these difficulties, and saw its mettle put to the test. With its strong track record, expertise, and unwavering commitment to create value for its shareholders and customers, CDL was able to perform well during the period under review and maintained its stronghold in the Singapore property industry.

Superb Quality CDL won top honours at the Building and Construction Authority Awards 2001, bagging Construction Excellence Awards for King's Centre/Grand Copthorne Waterfront and Parc Palais Condominium. Trellis Towers' aesthetically-pleasing design saw the condominium project securing one of the two Best Buildable Design Awards. CDL's landed developments at Nassim Road and the four bungalows at Ridout Road also chalked up strong performance and clinched the Merit Award. CDL received the URA Architectural Heritage Award for its exceptional restoration of a 2-storey Victorian-style bungalow at No. 24 Nassim Road. These awards reaffirm CDL's role as a market leader renowned for outstanding quality and superior design.

Successful Marketing CDL once again surprised industry observers with the successful launches of its developments. All its three major releases – Goldenhill Park Condominium, Changi Rise Condominium and Nuovo Executive Condominium (EC) – were well received. In particular, the Nuovo EC was an overwhelming success with all 297 units sold within a week of its launch in November 2001. This boosted sentiment in the local property market, resulting in numerous launches and re-launches of projects by industry players.

Coupled with CDL's trademark quality finishes and stylish design, another big draw of Nuovo EC is its location. Only a few minutes walk from the Yio Chu Kang MRT station and Bus Interchange, it is in the proximity of attractive amenities and schools within the popular Ang Mo Kio New Town.


Nuovo Executive Condominium

Nuovo EC is CDL's second executive condominium project, following The Florida, which was successfully launched during the economic crisis of 1998. Its success exemplifies CDL's ability to anticipate fast-changing market trends to develop products and services that appeal to customers, and differentiate the CDL brand from others.



King's Centre/Grand Copthorne Waterfront:
BCA Award for Construction Excellence 2001

Operations Review

Gearing Up for New Challenges



○ *State-of-the-art Call Centre for quick and easy access to sales information*

Making the most of the challenging times, CDL embarked on a number of new initiatives to create greater value for its customers and shareholders. These include customer-centric programmes and new IT initiatives for better organisational management.

Stronger Ties with Customers Maintaining leadership in today's competitive market is not just about centering on traditional product-focused strategies but also understanding our customers' concerns. Committed to delivering quality customer service, CDL opened an integrated Customer and Call Centre, a pioneering customer-centric initiative to set new service standards in the property industry. It is based on the Customer Relationship Management (CRM) business model widely used in the financial and service sectors. Located in CDL's operational headquarters and supported by a sophisticated IT system, this convenient one-stop service and information hub is dedicated to offering customers a new level of satisfaction with prompt and efficient service. A CRM team was also formed to ensure that all queries and complaints are handled professionally while maintaining the personal touch in the customer's experience. CDL also organised various programmes, including the T.O.P. Home Fair, as part of the group's continuing efforts to forge strong and lasting relationships with its customers.

Higher Efficiency and Productivity A comprehensive IT system has been introduced to improve operational efficiency and productivity. The applications implemented include Finance, Property Sales, Leasing, Projects System, Service Quality Management, Purchasing, Human Resource, Payroll and the Customer Relationship Management system. Based on the SAP (Systems, Applications and Products in data processing) software, the new system integrates the various functions, providing on-line real time information to facilitate efficient transaction processing and better decision making. The new system also provides a robust IT infrastructure that is able to grow to meet the future needs of CDL.

Finding New Opportunities Abroad



○ *Seoul City Tower's value added features proved appealing among tenants*

The Group's strategy to broaden its earnings base has proven successful with its venture into the vibrant office market in Seoul, Korea. Attesting to CDL's strong marketing approach, its prime office building, Seoul City Tower (SCT), which offers some 465,000 square feet of gross rentable office space, shops and eateries, is almost fully leased. SCT, with its modern and IT-friendly design and facilities, caters to the office needs of Korean companies and leading multi-national corporations. Major tenants include Cigna Group Insurance, Prudential Insurance, Korea Train Express, Kukje Fire & Marine Insurance and Presidential Anti-Corruption Commission.

The recently completed 23-storey prime office building is located in the Central Business District of Namdaemunno, Chung-gu. SCT's value is further enhanced by its convenient location – especially its proximity to the five-star Seoul Hilton Hotel which also belongs to the CDL Group, and the underground tunnel which links the building directly to the Seoul Station.

CDL Customer Centre sets new service standards for the property industry



Operations Review



○ M&C awarded contract to manage Millennium Hotel Abu Dhabi

CDL has also secured new revenue streams via its hotel operations. After attaining a critical mass through acquisitions, substantial refurbishment in the newly acquired hotels and establishing a pool of management talent, the company embarked on a mission to secure management contracts to fast track its growth and enhance its position as a global hospitality player.

Backed by its good reputation in the industry, both as hotel owner and manager, CDL, through its hotel subsidiary, Millennium & Copthorne Hotels (M&C), was contracted to manage the Royal Palm Resort in the Galapagos Islands off Ecuador. Recent long-term contracts awarded to M&C include two five-star properties in Marrakech and Agadir in Morocco, and two other five-star hotels in the United Arab Emirates – Millennium Hotel Abu Dhabi, which opened in March 2002 and Millennium Hotel Sharjah, to be opened in end-2002.

Caring for the Community

As a caring corporate citizen, CDL is committed to creating a better place for all. The company's involvement covers a host of programmes that support community well-being, the arts, education, sports and youth development as well as environmental protection.



○ Singapore Real Estate Charity Bowl 2001 graced by Minister Mah Bow Tan (third from right) and national bowlers raised over $300,000

CDL expanded the scale of its annual fund-raising bowling tournaments and initiated the Singapore Real Estate Charity Bowl 2001. Co-organised with fellow developer, Far East Organization, it was the first industry-wide fund-raising bowling event involving real estate players and related businesses in Singapore. About 100 corporations took part in this event which raised $200,000 for the Assisi Home & Hospice and Assisi Children's Centre and $100,000 for the Breast Cancer Foundation.

CDL was the major sponsor of the annual National Kidney Foundation Charity Drive for the seventh consecutive year. Its freehold Goldenhill Park Condominium was offered as the top prize for the Telepoll call-in and SMS Donation lucky draw.

Through City Sunshine Club, a staff volunteer programme, CDL commits its people and resources to help the poor and the less privileged in society. The Club organised social and recreational activities for the young and old from various charities, as well as participated in fund-raising carnivals for the disabled.

In recognition of its contribution to the vibrant arts scene in Singapore, CDL was once again conferred the National Arts Council's "Friend of the Arts" award. It was the sponsor and venue host for arts events during the Singapore Arts Festival.



○ Children from Chen Su Lan Methodist Home at the Moscow Circus

CDL produced its Nature Series-Volume 4 corporate calendar to be a daily reminder to conserve the environment for future generations. CDL also sponsored an international environmental photography competition and hosted an exhibition to further increase awareness of environmental issues.

In support of youth development and education, CDL and the Building and Construction Authority jointly set up two scholarships for tertiary students pursuing construction industry-related degree courses.

CDL spreads the green message "Conserving for Our Future" through its corporate calendar and other initiatives



Property Portfolio Analysis

Landbank

Analysis by Sector
Total: 4.71 million sq ft



7%
7%
7%
79%

Analysis by Tenure
Total: 4.71 million sq ft



11%
(99-year Leasehold & Below - all residential projects)
89%
(FH/999-year Leasehold)
8%
8%
8%
76%

Freehold/999-year Leasehold
Breakdown by Sector
Total: 4.21 million sq ft

Residential
Commercial & Hotel Projects
Industrial
Residential - overseas

Analysis by Development Stage
Total: 4.71 million sq ft



12%
(Under Construction)
88%
(Planning Stage)



8%
8%
8%
76%
1%
99%

Planning Stage
Breakdown by Sector
Total: 4.14 million sq ft

Under Construction
Breakdown by Sector
Total: 0.57 million sq ft

Property Portfolio Analysis

Investment Properties

Analysis by Sector
Total Lettable Area: 4.76 million sq ft


7%
1%
13%
23%
56%


Office
Industrial
Retail
Residential
Others

Analysis by Tenure
Total Lettable Area: 4.76 million sq ft


9%
1%
8%
24%
58%



Freehold/999-year Leasehold
Breakdown by Sector
Total Lettable Area: 3.79 million sq ft


20%
(99-year Leasehold & Below)
80%
(FH/999-year Leasehold)


3%
32%
47%
18%

99-year Leasehold & Below
Breakdown by Sector
Total Lettable Area: 0.97 million sq ft



Hong Leong Group Singapore
City Developments Limited* — 54 Subsidiary Companies
31 Associated Companies
(52%)[1] City e-Solutions Limited* — 7 Subsidiary Companies
(52%) Millennium & Copthorne Hotels plc*
Republic Hotels & Resorts Limited* (85%)[2]
18 Subsidiary Companies
2 Associated Companies[3]
Grand Plaza Hotel Corporation* (61%)[4]
1 Associated Company
13 Subsidiary Companies
11 Associated Companies
First 2000 Limited (100%)
CDL Hotels Holdings New Zealand Limited (100%)
CDL Hotels New Zealand Limited* (70%)
Kingsgate International Corporation Limited* (51%)
10 Subsidiary Companies
CDL Investments New Zealand Limited* (60%)
5 Subsidiary Companies
10 Subsidiary Companies
38 Subsidiary Companies
1 General Partnership
49 Subsidiary Companies
1 Associated Company
16 Limited Liability Corporations
21 Limited Partnerships
4 General Partnerships

Notes:
1. *Held through the Company's wholly-owned subsidiary companies*
2. *Held through the wholly-owned subsidiary companies of Millennium & Copthorne Hotels plc ("M&C")*
3. *Includes Grand Plaza Hotel Corporation*
4. *Held through a 60% subsidiary company of M&C and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited*

* *Listed Companies*

Corporate Information

Board of Directors
Kwek Leng Beng *(Executive Chairman)*
Kwek Leng Joo *(Managing Director)*
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Audit Committee
Chee Keng Soon *(Chairman)*
Foo See Juan
Han Vo-Ta
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrars and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228

Auditors
KPMG
Certified Public Accountants, Singapore
(Partner-in-charge: Chay Fook Yuen)
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581

Principal Bankers
ABN AMRO Bank N.V.
ABSA Bank Limited
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Bayerische Landesbank, Girozentrale
Citibank, N.A.
Commerzbank Aktiengesellshaft
Credit Agricole Indosuez
Credit Industriel et Commercial
Credit Lyonnais
Industrial and Commercial Bank of China
JP Morgan Chase Bank
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
The Bank of Nova Scotia
The Bank of Tokyo-Mitsubishi, Ltd
The Development Bank of Singapore Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
Sumitomo Mitsui Banking Corporation
UFJ Bank Limited
Unicredito Italiano S.p.A
United Overseas Bank Limited

The directors and management of the Company are committed to ensuring and maintaining high standards of corporate governance, in line with the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST"), and the Board has adopted an internal guide for the Company's corporate governance processes and activities.

THE BOARD OF DIRECTORS

Presently, the Board comprises 11 members of whom 2 are executive directors. Of the remaining 9 non-executive directors, the Board considers not less than one-third thereof to be independent. The independent directors are Messrs Chee Keng Soon, Foo See Juan and Tang See Chim.

The Board meets at least 4 times a year to review and decide on issues of strategy, performance, resources, including key appointments, and standards of conduct. The Board met 4 times in 2001.

Apart from its statutory responsibilities, the Board approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management.

To assist in the execution of its responsibilities, the Board has established Committees which operate within defined terms of reference such as the Audit Committee, the Nominations Committee, the Board Committee and the Share Option Scheme Committee. Management functions have been delegated to the executive directors.

The delegation of authority by the Board to its Committees and to its executive directors enables the Board to achieve operational efficiency by empowering these Committees and its executive directors to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

(a) The Audit Committee

4 non-executive directors, the majority of whom is considered to be independent, form the Audit Committee. The Audit Committee met 6 times in 2001.

The Audit Committee's principal responsibility is to assist the Board in raising and maintaining a high standard of corporate governance and in so doing, performs the following duties :

- reviews the financial statements of the Company and the consolidated financial statements of the Group to ensure their completeness, accuracy and fairness before they are approved by the Board, and the auditors' report thereon.
- monitors management's strategy for ensuring that appropriate controls are in place and that these controls are functioning properly. This process entails the review of the scope of work of the internal and external auditors, and the receipt and consideration of their reports thereon.
- reviews the effectiveness of the financial reporting process and the internal controls system.
- recommends the appointment of the external auditors and reviews the level of audit fees.
- ensures compliance with applicable laws and regulations, particularly the Companies Act, Chapter 50 and the Listing Manual of the SGX-ST, as well as policies, procedures and practices established by management.

- reviews compliance with the guidelines adopted by the Board on corporate governance processes and activities.

- reviews Interested Person Transactions pursuant to the Listing Manual.

- reviews and approves sales of property to interested persons, directors, relatives and employees pursuant to the Listing Manual.

During the financial year ended 31 December 2001, the aggregate value of interested person transactions reviewed by the Audit Committee which are property-related amounted to $2,908,430.66.

(b) The Nominations Committee
The Nominations Committee, which comprises 3 Board members, ensures a formal and transparent procedure for the appointment and re-appointment of directors to the Board. Its responsibilities also include nominating candidates to fill the most senior executive positions including that of chief executive, and proposing the responsibilities of the non-executive directors as well as the membership and chairmanship of Committees.

(c) The Board Committee
The Board Committee comprises 6 Board members with authority to approve routine and other operational matters of the Company.

(d) The City Developments Share Option Scheme Committee (the "Share Option Scheme Committee")
The Share Option Scheme Committee which comprises 3 Board Members, was set up to administer the City Developments Share Option Scheme 2001, with such powers and duties as are conferred on it by the Board.

BUSINESS AND ETHICAL CONDUCT

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles in their conduct of the Company's business.

DEALINGS IN SECURITIES

In line with the guidelines issued by the SGX-ST on Dealings in Securities, the Company has adopted an Internal Code on Dealings in Securities which provides guidance and prescribes the internal regulations with regard to dealings in the Company's securities by its officers.

FINANCIAL REPORTING AND INTERNAL CONTROL

The directors recognise that they have the overall responsibility for ensuring accurate financial reporting for the Group and the establishment of a sound system of internal controls for the Group. The Board with the assistance of the Audit Committee, reviews the effectiveness of the Group's financial reporting and system of internal controls, which is monitored through a programme of internal audits.

While no system can be perfect, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the cost of protecting against them.

Summary Financial Statement

Important Note

The Summary Financial Statement as set out on pages 28 to 45 contains only a summary of information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group. For further information, the full financial statements, Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Statement.

All amounts are in Singapore dollars unless otherwise stated.

Summary Directors' Report

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng	(Executive Chairman)
Kwek Leng Joo	(Managing Director)
Tan I Tong	
Chee Keng Soon	
Sim Miah Kian	
Chow Chiok Hock	
Ong Pang Boon	
Foo See Juan	
Kwek Leng Peck	
Han Vo-Ta	
Tang See Chim	

Principal Activities

The principal activities of the Company during the financial year are those of property developer and owner, investment holding and hotel owner.

The principal activities of the subsidiaries during the financial year are those of property developers and owners, club operator, investment in properties and in shares, property management, project management and consultancy services, hotel owners and operators, and provider of information technology and procurement services.

There have been no significant changes in such activities of the Group or of the Company during the financial year.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Summary Directors' Report

Directors' Interests in Shares or Debentures

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares in the Company are as follows:

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
The Company Shares of $0.50 each				
Tan I Tong	10,467	10,467	-	-

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest. Such transactions comprised loans and deposits, purchase and sale of production and construction materials, purchase and sale of investments, purchase, sale and lease of properties, property management, property maintenance services, insurance and other transactions, shares/securities broking services, hotel and hotel related transactions, procurement services, information technology services, e-commerce and e-commerce related transactions, management and consultancy services and other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor will they become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

Details of the City Developments Share Option Scheme 2001 were set out in the Directors' Report for the year ended 31 December 2000.

By Subsidiary

Details of the Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme were set out in the Directors' Report for the year ended 31 December 1996.

Summary Directors' Report

Share Options Granted

During the financial year, there were no options granted by the Company to any person to take up unissued shares in the Company.

Options granted by a subsidiary during the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
Part A			
20.03.2001	88,080	£4.3500	20.03.2004-19.03.2011
26.09.2001	13,200	£2.2650	26.09.2004-25.09.2011
Part B			
14.03.2001	303,285	£4.3250	14.03.2004-13.03.2008
20.03.2001	287,739	£4.3500	20.03.2004-19.03.2008
26.09.2001	207,550	£2.2650	26.09.2004-25.09.2008
04.12.2001	153,787	£2.7350	04.12.2004-04.12.2008

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
08.05.2001	122,433	£3.1360	01.07.2004-01.01.2005
08.05.2001	60,574	£3.1360	01.07.2006-01.01.2007

Share Options Exercised

During the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

The following options in a subsidiary were exercised during the financial year:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

100,118 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Executive Share Option Scheme:

Exercised During the Year	Exercise Price per Share
Part A	
12,081	£2.4830
Part B	
54,736	£2.4830
33,301	£3.6084

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

309,169 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Sharesave Scheme:

Exercised During the Year	Exercise Price per Share
296,546	£1.98286
9,769	£2.83138
2,758	£3.97466
96	£3.10000

Unissued Shares Under Option

At the end of the financial year, there were no unissued shares of the Company under option.

Unissued shares of a subsidiary under options at the end of the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
Part A							
24.04.1996	37,386	-	12,081	-	25,305	2.4830	24.04.1999-23.04.2006
05.03.1998	13,018	-	-	-	13,018	4.6087	05.03.2001-04.03.2008
05.03.1999	9,227	-	-	5,088	4,139	4.8321	05.03.2002-04.03.2009
19.11.1999	7,526	-	-	-	7,526	3.9856	19.11.2002-18.11.2009
17.03.2000	47,338	-	-	1,616	45,722	3.3500	17.03.2003-16.03.2010
23.10.2000	7,594	-	-	-	7,594	3.9500	23.10.2003-22.10.2010
20.03.2001	-	88,080	-	-	88,080	4.3500	20.03.2004-19.03.2011
26.09.2001	-	13,200	-	-	13,200	2.2650	26.09.2004-25.09.2011
	122,089	101,280	12,081	6,704	204,584		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(i) Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
Part B							
24.04.1996	227,788	-	54,736	-	173,052	2.4830	24.04.1999-23.04.2003
07.03.1997	258,109	-	33,301	32,879	191,929	3.6084	08.03.2000-07.03.2004
05.03.1998	117,158	-	-	-	117,158	4.60875	05.03.2001-04.03.2005
02.04.1998	121,344	-	-	55,349	65,995	4.9527	02.04.2001-01.04.2005
05.03.1999	214,090	-	-	50,806	163,284	4.8321	05.03.2002-04.03.2006
19.11.1999	47,670	-	-	-	47,670	3.9856	19.11.2002-18.11.2006
17.03.2000	378,277	-	-	30,748	347,529	3.3500	17.03.2003-16.03.2007
27.09.2000	109,041	-	-	109,041	-	4.1350	27.09.2003-26.09.2007
23.10.2000	5,570	-	-	-	5,570	3.9500	23.10.2003-22.10.2007
14.03.2001	-	303,285	-	55,050	248,235	4.3250	14.03.2004-13.03.2008
20.03.2001	-	287,739	-	29,940	257,799	4.3500	20.03.2004-19.03.2008
26.09.2001	-	207,550	-	-	207,550	2.2650	26.09.2004-25.09.2008
04.12.2001	-	153,787	-	-	153,787	2.7350	04.12.2004-04.12.2008
	1,479,047	952,361	88,037	363,813	1,979,558		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
23.04.1996	338,520	-	296,546	32,931	9,043	1.98286	01.06.2001-01.12.2001*
09.05.1997	8,731	-	3,442	5,289	-	2.83138	01.07.2000-01.01.2001
09.05.1997	68,767	-	6,327	9,745	52,695	2.83138	01.07.2002-01.01.2003
05.05.1998	23,769	-	2,758	4,180	16,831	3.97466	01.07.2001-01.01.2002
05.05.1998	20,979	-	-	2,251	18,728	3.97466	01.07.2003-01.01.2004
05.05.1999	38,489	-	-	13,596	24,893	3.86748	01.07.2002-01.01.2003
05.05.1999	32,873	-	-	5,573	27,300	3.86748	01.07.2004-01.01.2005
17.03.2000	92,365	-	96	27,964	64,305	3.10000	01.07.2005-01.01.2006
27.09.2000	39,039	-	-	9,030	30,009	3.10000	01.07.2003-01.01.2004
08.05.2001	-	122,433	-	22,271	100,162	3.13600	01.07.2004-01.01.2005
08.05.2001	-	60,574	-	2,151	58,423	3.13600	01.07.2006-01.01.2007
	663,532	183,007	309,169	134,981	402,389		

* The Rules of the Millennium & Copthorne Hotels Sharesave Scheme (the "Sharesave Scheme") allow option holders to suspend up to six monthly payments under their savings contract, in which case the completion of the savings contract is delayed until the contracted payments are made in full. The effect of this rule resulted in the reported balance of options outstanding at the end of the year in respect of the Sharesave Scheme. Subsequent to the year end this balance has been eliminated in accordance with the Rules of the Sharesave Scheme.

The options granted by the subsidiary do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Summary Directors' Report

Audit Committee

The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

The Summary Financial Statement set out on pages 28 to 45 was approved by the Board of Directors and was signed on its behalf by:

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
27 March 2002

Auditors' Statement

to the Members of City Developments Limited

We have examined the Summary Financial Statement as set out on pages 38 to 45, which have been prepared by the directors of City Developments Limited.

In our opinion, the Summary Financial Statement is consistent in all material aspects with the full financial statements and the Directors' Report of City Developments Limited for the year ended 31 December 2001 and complies with the requirements of Section 203A of the Companies (Amendment) Act 1995, and the regulations made thereunder, applicable to a Summary Financial Statement.

In our Auditors' report dated 27 March 2002, which is reproduced below, we expressed an unqualified opinion on the financial statements of the Company and its subsidiaries:

Report of the Auditors to the Members of City Developments Limited

We have audited the consolidated financial statements of the Group and the financial statements of the Company for the year ended 31 December 2001 as set out on pages 58 to 146. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

 (i) the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and changes in equity of the Group and of the Company and of the cash flows of the Group for the year ended on that date; and

 (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in the Republic of Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of the subsidiaries for which an audit is not required by the laws in their countries of incorporation, being financial statements that have been included in the consolidated financial statements of the Group. The names of these subsidiaries are disclosed in note 44 to the financial statements.

Auditors' Statement

to the Members of City Developments Limited

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group, and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification, and in respect of subsidiaries incorporated in the Republic of Singapore, did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore
27 March 2002

Balance Sheets

as at 31 December 2001

	The Group		The Company	
	2001	2000 (restated)	2001	2000 (restated)
	$'000	$'000	$'000	$'000
Non-current assets				
Property, plant and equipment	7,701,446	7,492,363	683,196	686,159
Investments in subsidiaries	-	-	2,124,806	2,124,806
Investments in associated companies	31,032	35,871	-	-
Investments in jointly controlled entities	216,025	248,355	63,385	63,385
Financial assets	22,570	32,518	16,825	16,825
Deferred financial charges	16,869	15,959	499	935
Intangible assets	277	1,563	-	-
Other non-current assets	122,554	137,830	15,923	98,089
Current assets				
Development properties	2,337,014	2,058,436	1,852,875	1,433,627
Consumable stocks	12,595	14,205	1,407	1,592
Financial assets	29,253	35,941	-	-
Trade and other receivables	748,724	868,618	919,263	869,775
Cash and cash equivalents	701,780	688,957	302,202	116,943
	3,829,366	3,666,157	3,075,747	2,421,937
Less:				
Current liabilities				
Bank overdrafts	3,606	3,573	-	322
Trade and other payables	787,392	775,695	632,481	356,095
Bank loans	274,223	209,245	235,799	133,133
Current portion of long-term liabilities	171,660	993,724	-	10,000
Bonds and notes – repayable within 12 months	541,400	480,000	400,000	200,000
Employee benefits	13,567	16,625	1,493	1,383
Provision for taxation	151,384	278,562	82,271	182,960
Provisions	1,274	1,543	-	-
	1,944,506	2,758,967	1,352,044	883,893
Net current assets	1,884,860	907,190	1,723,703	1,538,044
Balance carried forward	9,995,633	8,871,649	4,628,337	4,528,243

Note: Comparative information has been restated to conform with requirements arising from the implementation of new/revised accounting standards during the year.

Balance Sheets
as at 31 December 2001

	The Group		The Company	
	2001	2000 (restated)	2001	2000 (restated)
	$'000	$'000	$'000	$'000
Balance brought forward	9,995,633	8,871,649	4,628,337	4,528,243
Less:				
Non-current liabilities				
Interest-bearing loans and other borrowings	4,324,002	3,288,055	1,191,698	1,152,312
Employee benefits	20,135	15,095	-	-
Deferred taxation	61,789	54,139	9,463	6,491
Provisions	8,605	10,411	-	-
	4,414,531	3,367,700	1,201,161	1,158,803
Less:				
Minority interests	1,611,882	1,593,603	-	-
NET ASSETS	3,969,220	3,910,346	3,427,176	3,369,440
CAPITAL AND RESERVES				
Share capital	400,511	400,511	400,511	400,511
Reserves	3,568,709	3,509,835	3,026,665	2,968,929
	3,969,220	3,910,346	3,427,176	3,369,440

Note: Comparative information has been restated to conform with requirements arising from the implementation of new/revised accounting standards during the year.

Profit and Loss Accounts

for the year ended 31 December 2001

	The Group		The Company	
	2001	2000 (restated)	2001	2000 (restated)
	$'000	$'000	$'000	$'000
Revenue	2,227,002	2,626,328	434,092	249,120
Cost of sales	(1,119,232)	(1,190,574)	(226,680)	(41,017)
Gross profit	1,107,770	1,435,754	207,412	208,103
Other operating income	65,958	121,902	33,954	389,794
Administrative expenses	(425,516)	(412,327)	(43,446)	(39,874)
Other operating expenses	(381,335)	(411,770)	(6,409)	(40,798)
Profit from operations	366,877	733,559	191,511	517,225
Finance costs	(233,542)	(247,747)	(48,301)	(46,197)
Profit before share of results of associated companies and jointly controlled entities	133,335	485,812	143,210	471,028
Share of (loss)/profit of associated companies	(411)	3,117	-	-
Share of profit of jointly controlled entities	5,962	57,230	-	-
Profit from ordinary activities before taxation	138,886	546,159	143,210	471,028
Taxation	(66,535)	(150,057)	(40,566)	(44,643)
Profit from ordinary activities after taxation	72,351	396,102	102,644	426,385
Minority interests	(30,708)	(109,355)	-	-
Net profit for the year	41,643	286,747	102,644	426,385
Earnings per share (basic and fully diluted)	5.20 cents	35.80 cents		

Note: Comparative information has been restated to conform with requirements arising from the implementation of new/revised accounting standards during the year.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2001

	Share capital	Share premium	Capital reserve	Exchange fluctuation reserve	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
At 1 January 2000, as previously reported	400,511	944,984	64,326	(21,942)	2,069,775	3,457,654
Effects of adopting SAS 10 and 17	-	-	-	-	43,398	43,398
At 1 January 2000, restated	400,511	944,984	64,326	(21,942)	2,113,173	3,501,052
Change of interests in subsidiaries						
- arising from Reorganisation	-	-	85,345	(12,415)	-	72,930
- others	-	48	(950)	(6,021)	(1,491)	(8,414)
Exchange differences arising on foreign currency liabilities accounted for as a hedge of net investments in foreign entities realised on repayment of liabilities	-	-	-	21,948	-	21,948
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	80,840	-	80,840
Profit for the year	-	-	-	-	286,747	286,747
Dividends	-	-	-	-	(44,757)	(44,757)
At 31 December 2000, restated	400,511	945,032	148,721	62,410	2,353,672	3,910,346
At 1 January 2001, as previously reported	400,511	945,032	148,721	62,410	2,314,507	3,871,181
Effects of adopting SAS 10, 17 and 34	-	-	-	-	39,165	39,165
At 1 January 2001, restated	400,511	945,032	148,721	62,410	2,353,672	3,910,346
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	61,969	-	61,969
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	620	-	620
Profit for the year	-	-	-	-	41,643	41,643
Dividends	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	945,032	148,721	124,999	2,349,957	3,969,220

Statement of Changes in Equity

for the year ended 31 December 2001

	Share capital	Share premium	Capital reserve	Exchange fluctuation reserve	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Company						
At 1 January 2000, as previously reported	400,511	931,910	63,743	(22,448)	1,548,650	2,922,366
Effects of adopting SAS 10 and 17	-	-	-	-	43,703	43,703
At 1 January 2000, restated	400,511	931,910	63,743	(22,448)	1,592,353	2,966,069
Exchange differences arising on foreign currency liabilities accounted for as a hedge of net investments in foreign entities realised on repayment of liability	-	-	-	21,743	-	21,743
Profit for the year	-	-	-	-	426,385	426,385
Dividends	-	-	-	-	(44,757)	(44,757)
At 31 December 2000, restated	400,511	931,910	63,743	(705)	1,973,981	3,369,440
At 1 January 2001, as previously reported	400,511	931,910	63,743	(705)	1,930,023	3,325,482
Effects of adopting SAS 10 and 17	-	-	-	-	43,958	43,958
At 1 January 2001, restated	400,511	931,910	63,743	(705)	1,973,981	3,369,440
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	450	-	450
Profit for the year	-	-	-	-	102,644	102,644
Dividends	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	931,910	63,743	(255)	2,031,267	3,427,176

1. Directors' Remuneration

Disclosure of directors' remuneration, in compliance with the requirements of the Singapore Exchange Securities Trading Limited, is as set out below:

Remuneration	Number of directors 2001	Number of directors 2000
$500,000 and above	2	3
$250,000 to $499,999	1	1
Below $250,000	8	7
	11	11

2. Professional Fees

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
	$'000	$'000	$'000	$'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	192	247	183	-
- included as cost of property, plant and equipment and cost of development properties	711	2,983	711	2,408
	903	3,230	894	2,408

3. Significant Related Party Transactions

(a) The Group purchased and sold shares through a stock broking company, which is a related corporation. The transactions set out below were carried out in the normal course of business of the stock broking company:

	The Group 2001	The Group 2000
	$'000	$'000
Purchases of shares	-	35,553
Sales of shares	1,204	3,720

3. **Significant Related Party Transactions (cont'd)**

(b) Rental, management and maintenance services entered into with related parties are as follows:

	The Group		The Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Rental, management and maintenance services received and receivable from:				
- immediate and ultimate holding company	19	17	-	-
- subsidiaries	-	-	2,617	2,390
- fellow subsidiaries	1,487	1,536	632	842
- jointly controlled entities	1,629	3,638	1,629	1,369
	3,135	5,191	4,878	4,601
Rental, management and maintenance services paid and payable to				
- subsidiaries	-	-	4,321	4,173
- fellow subsidiaries	315	-	-	-

Rental and maintenance services were charged at rates applicable in the normal course of business of the Group and the Company, while the pricing for management services was based on a cost recovery basis.

4. **Material Changes in Accounting Policies**

In 2001, the Group and the Company adopted nine new or revised accounting standards. The adoption of the following standards resulted in adjustments to comparative figures and the opening balances of retained profits of the prior and current years where appropriate:

SAS 8 (revised 2000) – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies

The adoption of SAS 8 resulted in the Group and the Company reclassifying extraordinary items to operating items as these items do not meet the recognition criteria set out in the standard. Comparatives have been restated.

SAS 10 (revised 2000) - Events after the Balance Sheet Date

The adoption of SAS 10 resulted in the Group and the Company reversing the liability for proposed final dividends. The new accounting policy is to recognise proposed final dividends only after they have been formally declared payable by shareholders. The change has been applied retrospectively by adjusting the opening balances of retained profits at 1 January 2000 and 2001. Comparatives have been restated.

SAS 17 (2000) – Employee Benefits

The adoption of SAS 17 resulted in the Group and the Company making provisions for the obligations in respect of short-term employee benefits in the form of accumulating compensated balances. These obligations are provided when the employees render services that increase their entitlement to future compensated absences. The new accounting policy has been applied retrospectively by adjusting the opening balances of retained profits at 1 January 2000 and 2001. Comparatives have been restated.

4. **Material Changes in Accounting Policies (cont'd)**

SAS 34 (2000) – Intangible Assets

The adoption of SAS 34 resulted in the Group reversing those intangible assets that do not meet the recognition criteria set out in the standard. The reversal has been accounted for by adjusting the opening balances of retained profits. Comparatives have been restated.

SAS 31 (2000) – Provisions, Contingent Liabilities and Contingent Assets

The adoption of SAS 31 has no impact on the Group's opening balances of retained profits. Comparatives have been restated.

5. **Dividends**

After the balance sheet date, the directors proposed the following dividends, which have not been provided for:

	The Group and The Company	
	2001	2000
	$'000	$'000
Final dividend proposed of 15% (2000: 15%) per share less tax at 24.5% (2000: 24.5%)	45,358	45,358

Analysis of Shareholdings
as at 1 April 2002

Authorised Share Capital	:	$2,000,000,000
Issued and Fully Paid up Capital	:	$400,510,862
Class of Shares	:	Ordinary shares of $0.50 each
No. of Ordinary Shareholders	:	11,642
Voting Rights	:	1 vote for 1 ordinary share

Range of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 1,000	5,228	44.90	4,525,016	0.57
1,001 - 10,000	5,611	48.20	19,958,116	2.49
10,001 - 1,000,000	768	6.60	32,996,641	4.12
1,000,001 and above	35	0.30	743,541,951	92.82
	11,642	100.00	801,021,724	100.00

MAJOR SHAREHOLDERS LIST

No.	Name	No. of Shares Held	%
1	DBS Nominees (Pte) Ltd	109,818,825	13.71
2	Raffles Nominees (Pte) Ltd	109,362,966	13.65
3	Citibank Nominees Singapore Pte Ltd	96,648,571	12.07
4	The HSBC Limited	69,000,000	8.61
5	Keppel Bank Nominees Pte Ltd	59,502,004	7.43
6	HSBC (Singapore) Nominees Pte Ltd	51,284,202	6.40
7	Hong Leong Investment Holdings Pte. Ltd.	48,564,606	6.06
8	UOB Nominees (Pte) Ltd	29,642,052	3.70
9	OUB Nominees Pte Ltd	22,494,682	2.81
10	DB Nominees (S) Pte Ltd	18,505,715	2.31
11	BankAmerica Nominees (1993) Pte Ltd	15,000,000	1.87
12	Singapore Nominees Pte Ltd	13,123,000	1.64
13	Hong Leong Corporation Holdings Pte Ltd	12,948,764	1.62
14	OCBC Nominees Pte Ltd	9,815,875	1.23
15	ABN AMRO Nominees Singapore Pte Ltd	8,636,220	1.08
16	Hong Leong Holdings Limited	8,236,187	1.03
17	J M Sassoon & Co (Pte) Ltd	7,515,804	0.94
18	Euroform (S) Pte. Limited	7,320,950	0.91
19	Hong Realty (Private) Limited	5,968,848	0.75
20	OUB Securities Pte Ltd	5,053,000	0.63
		708,442,271	88.45

Substantial Shareholders
as shown in the Register of Substantial Shareholders

	No. of shares in which they have interest	
	Direct Interest	Deemed Interest
Hong Leong Investment Holdings Pte. Ltd.	119,064,606	267,114,030
Hong Leong Holdings Limited	134,836,187	17,756,003
Hong Realty (Private) Limited	27,358,848	25,772,208
Kwek Holdings Pte Ltd	-	386,178,636

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Thirty-Ninth Annual General Meeting of City Developments Limited (the "Company") will be held at the 61st Floor Board Room, 9 Raffles Place, Republic Plaza, Singapore 048619 on Wednesday, 29 May 2002 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2001.

2. To declare a first and final dividend of 15% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2001, and Audit Committee Allowances of $42,500 per quarter for the period from 1 January 2002 to 30 June 2003, with payment of the Audit Committee Allowances to be made in arrears at the end of each quarter, save for the first payment which shall be made upon approval of this resolution.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:
   i) Mr Foo See Juan
   ii) Mr Tang See Chim

   (Messrs Foo See Juan and Tang See Chim will, upon re-election as Directors of the Company, remain as members of the Audit Committee and will be considered independent for purposes of Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited.)

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless, revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

10. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

    (a) That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 4 September 1997 (the "Circular") with any party who is of the class of Interested Persons described in the Circular, provided that such transactions are made in accordance with the guidelines and procedures set out in the Circular, and that such approvals (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

    (b) That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore
29 April 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. *The instrument appointing a proxy must be deposited at the registered office of the Company at* 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the Meeting.

4. The ordinary resolution proposed in item 10 above, if passed, will renew the Shareholders' Mandate to facilitate the Company, its subsidiaries and target associated companies, in the normal course of business, to enter into Interested Person Transactions on commercial terms and which are not prejudicial to the members. The Shareholders' Mandate will continue in force until the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

IMPORTANT:
1. For investors who have used their CPF monies to buy the Company's shares, the Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

PROXY FORM

* I/We, ____

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

*and/or

or failing *him/her, the Chairman of the Thirty-Ninth Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at the 61st Floor Board Room, 9 Raffles Place, Republic Plaza, Singapore 048619 on Wednesday, 29 May 2002 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of Dividend			
3.	Approval of Directors' Fees and Audit Committee Allowances			
4.	Re-election of Directors:	(i) Mr Foo See Juan		
		(ii) Mr Tang See Chim		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(i) Mr Sim Miah Kian		
		(ii) Mr Tan I Tong		
		(iii) Mr Ong Pang Boon		
6.	Re-appointment of KPMG as Auditors			
7.	Other Ordinary Business			
	SPECIAL BUSINESS:			
8.	Authority to Directors to issue shares pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
9.	Authority to Directors to offer and grant options and to allot shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
10.	Renewal of Shareholders' Mandate for Interested Person Transactions			

Dated this ______ day of ____________________ 2002

No. of Shares Held



*Delete accordingly

Signature(s) of Member(s)/Common Seal

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the AGM.
5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.
7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

Fold Here

AGM
Proxy Form

Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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REQUEST FORM

City Developments Limited

(Incorporated in the Republic of Singapore)

29 April 2002

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of City Developments Limited ("CDL" or the "Company") for the financial year ended 31 December 2001 ("FY 2001"). It also contains a summary of the audited financial statements of the Company and the Group. We will be sending you a copy of the SFR for so long as you are a shareholder of CDL unless you indicate otherwise.

The Directors' Report and the full financial statements of the Company and the Group for FY 2001 are set out in a separate report called the Annual Report ("AR") 2001. This report is available to all registered shareholders of CDL at no cost upon request.

For shareholders who wish to receive a copy of the AR for FY 2001 or for so long as you are a shareholder, please complete the request form below by ticking the first or third box respectively and returning the same to us by **7 May 2002**. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for FY2001 and for future years. Nonetheless, please note that you may change your request in the future.

Yours faithfully
For City Developments Limited

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

To: City Developments Limited ("CDL")

[ ] Please do not send me/us the Summary Financial Report and the Annual Report for so long as I am/we are a shareholder(s) of CDL.

[ ] Please send me/us the Annual Report for FY 2001 and for so long as I am/we are a shareholder(s) of CDL.

Name(s) of shareholder(s):____________________________

NRIC/Passport Number(s) : ________________ +CDP Securities Account Number : | 1 | 6 | 8 | 1 | - | | | | | - | | | | |

Address:____________________________

Signature(s):________________ Date: ____________



Note: Please tick only one box. Incomplete or improperly completed request will not be processed.
+ This is only applicable if any of your shares in CDL is registered in the Depository Register maintained by The Central Depository (Pte) Limited.

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Postage will be paid by addressee. For posting in Singapore only.



BUSINESS REPLY SERVICE
PERMIT NO. 07243

CITY DEVELOPMENTS LIMITED
c/o The Central Depository (Pte) Limited
20 Cecil Street #06-03/08
Singapore Exchange
Singapore 049705

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